This is a confidential draft submission to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on October 31, 2019 and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Car House Holding Co., Ltd.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

British Virgin Islands	5013	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Building 3, No.16, Science and Technology 4th Road,

Songshan Lake High-tech Industrial Development Zone

Dongguan, Guangdong, China 523808
Tel: + 86 769 3889-7488
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Ave

Suite 204

Newark, DE 19711
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard I. Anslow, Esq. Jonathan Deblinger, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105 Telephone: (212) 370-1300	[●]

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company.     ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.     ☐

CALCULATION OF REGISTRATION FEE

Title of the Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Ordinary shares, par value $1.00 per share (2)	$	$

Total	$	$

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.

(2)	In accordance with Rule 416(a), the Registrant is also registering an indeterminate number of additional ordinary shares that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.

PRELIMINARY PROSPECTUS (Subject to Completion)	Dated , 2019

__________ Ordinary Shares

Car House Holding Co., Ltd.

This is the initial public offering of our ordinary shares. We are offering           of our ordinary shares, par value $1.00 per share, on a firm commitment basis.  The estimated initial public offering price is between $         and $         per share. Currently, no public market exists for our ordinary shares.  We intend to apply to have our ordinary shares listed on the Nasdaq Capital Market (or Nasdaq) under the symbol “CARH”. We cannot guarantee that we will be successful in listing our ordinary shares on the Nasdaq; however, we will not complete this offering unless we are so listed.

Following the completion of this offering, we will be a “controlled company” under the listing requirements of Nasdaq. Mr. Haitao Jiang, our founder, Chief Executive Officer and Chairman of our board of directors, will beneficially own approximately       % of the aggregate voting power of our outstanding ordinary shares upon completion of this offering. See “Risk Factors” and “Management — Controlled Company.”

We are an “emerging growth company”, as that term is used in the Jumpstart Our Business Startups Act of 2012, and will be subject to reduced public company reporting requirements. See “Prospectus Summary — Emerging Growth Company Status.”

Investing in our ordinary shares is highly speculative and involves a significant degree of risk.  See “Risk Factors” beginning on page 9 of this prospectus for a discussion of information that should be considered before making a decision to purchase our ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriter’s discount and commissions (1)	$	$
Proceeds to us, before expenses	$	$

(1)	[●] (which we refer to herein as the Underwriter) will receive compensation in addition to the underwriting discount, as set forth in the section entitled “Underwriting” beginning on page 115 upon the closing of this offering. We have also agreed to reimburse Underwriter for certain expenses incurred by it. See “Underwriting” for additional information.

This offering is being conducted on a firm commitment basis. The Underwriter is obligated to take and pay for all of the shares if any such shares are taken. We have granted Underwriter an option, exercisable one or more times in whole or in part, to purchase up to [●] additional ordinary shares from us at the public offering price, less the underwriting discounts and commissions, within 45 days from the date of this prospectus to cover over-allotments, if any. If the Underwriter exercises the option in full, the total underwriting discounts and commissions payable will be $[●], and the total proceeds to us, before expenses, will be $[●].

The Underwriter expects to deliver the ordinary shares to purchasers in the offering on or about [●], 2019.

[●]

The date of this prospectus is [●].

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, the ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ordinary shares.

We have not taken any action to permit a public offering of the ordinary shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ordinary shares and the distribution of the prospectus outside the United States.

Until               , 2019 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ordinary shares discussed under “Risk Factors,” before deciding whether to buy our ordinary shares.

This prospectus contains information from a report commissioned by us and prepared by China Research and Intelligence Co., Ltd., an independent market research firm, to provide information on the automotive supply B2B industry in China.

All references to “we,” “us,” “our,” or similar terms used in this prospectus refer to Car House Holding Co., Limited, a British Virgin Islands business company, including its consolidated subsidiaries, unless the context otherwise indicates.

“PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this prospectus, Taiwan, Hong Kong and Macau. “RMB” or “Renminbi” refers to the legal currency of China and “$,” “US$” or “U.S. Dollars” refers to the legal currency of the United States.

Our Business

We are a business-to-business (“B2B”) e-commerce platform of automotive products and a supplier of auto perfume and auto air fresheners. Since our inception in 2004, we have been specializing in the development, manufacturing and sales of auto perfume and air fresheners. We also operate an online B2B marketplace of automotive products focusing on serving wholesale and retail customers in China. Our business operation currently consists of three aspects: B2B e-commerce platform, automotive products and auto beauty services.

B2B E-Commerce Platform. We operate an online marketplace of automotive products. Our platform currently consists of our Car House mobile application and our www.car-house.cn website. The business model of our platform is an online marketplace serving third-party merchants complemented by direct sales of our own products. As a shopping platform, we provide the infrastructure and services for third-party merchants to complete transactions with customers on our platform. Our online marketplace has grown substantially since we launched our Car House mobile application and our www.car-house.cn website. There are currently approximately 2,600 third-party domestic and international merchants that are selling approximately 184,000 types of automotive products on our platform. Our gross merchandise volume, or GMV, increased from RMB 455 million (approximately $64 million) in the fiscal year ended June 30, 2018 to RMB 590 million (approximately $83 million) in the fiscal year ended June 30, 2019. The majority of purchasers on our platform are wholesale customers such as auto product retailers, car dealers, commercial car care shops and professional detailing businesses and the remaining are retail consumers such as private car owners. As of the date of this prospectus, there are approximately 152,000 wholesale customers that have registered to use our website and mobile application.

In addition to third-party merchants’ sales, we also sell our own products, primarily auto perfume and auto air fresheners on our website and mobile application. For fiscal year ended June 30, 2019 and 2018, revenue generated from sales of auto perfume and air fresheners on our platform accounted for 64% and 44% of the total revenue arising from sales of auto perfume and air freshener, respectively.

Auto Perfume, Air Freshener and Other Products. We began our business in developing, manufacturing and selling auto perfume and air freshener products in 2004. The products we offer primarily include auto perfume and auto air fresheners that are designed to refresh interior automobile surfaces and improve driving experience. We currently offer over 200 types of auto perfume and 13 types of auto air fresheners. All our auto perfume and air freshener products are developed by our in-house research and development team and manufactured at our facility located in Dongguan, Guangdong Province. We sell our auto perfume and air freshener products primarily to wholesale customers such as auto product retailers, auto dealers, commercial car care shops and professional detailing businesses. As of the date of this prospectus, the majority of our auto perfume and air freshener products are sold through our online marketplace while the remaining are sold through other online marketplaces such as Tmall and Taobao, a marketplace operated by Alibaba Group, and JD.com., respectively. In addition to auto perfume and air freshener products, we also sell other products such as perfume bottles provided by third party suppliers. Our 香百年Carori brand is well recognized brand in the auto air freshener market in China. We were the only auto freshener business that participated in the 2010 Shanghai World Expo and selected as the official partner for the “Auto Changes Life” theme week of the event.

Engine Oil. In November 2018, we became the exclusive authorized dealer of Autobacs Seven (China) Car Accessories Trading Co., Ltd (“Autobacs China”), a retailer of automotive parts and accessories based in Japan, to sell Autobacs fully synthetic Engine oil, Autobacs ATF oil, and Autobacs CVTF Oil under the brand name “Autobacs” in China (excluding Hong Kong and Taiwan district). Such business cooperation gives us additional access to retail and wholesale consumers of automotive products and further broadens our sales channels.

Auto Beauty Shops. To support online sales of our products and increase brand awareness, we opened two auto beauty shops in Dongguan and Humen, Guangdong, in May 2018. The services we provide include car wash, car maintenance and automotive detailing. In addition to our directly owned auto beauty shops, we plan to expand our auto beauty shop nationwide via brand authorization.

We generate revenue through sales of our auto perfume, air fresheners and other products, engine oil sales, fees we charge third party merchants on our online marketplaces and service fees at our auto beauty shops. The fees we charge third party sellers include a membership service fee, a commission of up to 3% of their sales and advertising fees for participating in promotional events of our marketplace. Our net revenues were $31.4 million and $25.1 million for fiscal year ended June 30, 2019 and 2018, respectively. For fiscal year 2019, 88.4% of our revenue derived from sales of auto perfume, air fresheners and engine oil, 9.5% derived from commissions and other fees paid by third party merchants and 2.1% was from services provided at our auto beauty shops. We achieved net income of $0.7 million in 2018 and $4.4 million in 2019.

Our goal is to become a solution provider that integrates online and offline resources to provide one stop shopping for automotive product consumers in China. We distinguish ourselves from many online marketplaces by focusing on automotive products. We also distinguish ourselves from other providers of automotive products by leveraging our ability to integrate online and offline resources and eventually offering more flexibility and convenience for customers’ shopping for automotive products. In order to further develop our business and achieve our objective, we plan to implement a number of growth strategies discussed below under “Our Strategies.”

Our Competitive Strengths

We believe the following key competitive strengths have contributed to our growth to date and plan to continue leveraging these advantages to capture additional market share:

Focus on and Competitive Position in Automotive Products in China. Our platform is one of the few online marketplaces in China that focus on automotive products. Our car-house.cn website and mobile application offer a selection of products that serve the needs of customers for this type of products. We believe that such niche focus will distinguish our platform from many other marketplaces in China. Compared to other marketplaces that focus on automotive products, we have competitive advantages in terms of the number of brand names selling on the platform, the number of SKUs and the number of wholesale customers registered with the platform. As of the date of this prospectus, the number of our cumulative SKUs is 184,000 and the number of cumulative registered customers is 150,000.

Industry-Leading Research and Development Capacity. We have dedicated considerable resources to our technology and product research and development efforts. All our auto perfume and air freshener products and the technology infrastructure for our online marketplace are developed by our in-house research and development teams. Our research and development department consists of a team of over 30 professionals focusing on developing technologies related to our auto perfume and air freshener products and a team of over 30 professions dedicated to developing and upgrading our online platform and related mobile application. For the year ended June 30, 2019 and 2018, we incurred research and development expenses of $1,225,896 and $1,422,605, respectively. As of the date of this prospectus, we have obtained 223 patents from the PRC related to technologies used in our auto perfume and air freshener products and 5 software copyright relating to our website and mobile application. We have been recognized as a High and New Technology enterprise since November 2016.

Ability to Integrate Online and Offline Resources. When we began our auto perfume and air freshener business in 2004, our products were initially distributed and sold through traditional offline channels to wholesale and retail consumers. After 15 years of operations, we have been able to build a customer base and brand awareness for automotive products nationwide. By levering such offline resources, we have managed to build and continue to expand a customer base for our online marketplace. Our products and products of third party merchants can also be sold at our auto beauty shops, which gives customers the opportunity to experience such products. Our online marketplace allows us to serve customers outside the coverage of our traditional offline distribution channels. We believe that our ability to integrate online and offline resources facilitates our overall product sales and increases awareness of our brand.

Vertical Integration. We manage all aspects of the design, manufacturing and sales of our auto perfume and air freshener products. The vertical integration enables our sales, research and development and production teams to efficiently communicate and better understand customer requirements and industry trends. Our direct ownership of our manufacturing facility also allows us to control production timelines and implement quality control. Such integration, in our view, lays the foundation for improving our customers’ user experience and enhancing our brand image.

Proprietary Technology Platform. We have built our own technology platform www.car-house.cn and related mobile application. This platform enables us to accurately process and fulfill increasingly large numbers of orders at peak periods while maintaining processing speed and quality consistency, as well as powering full supply chain visibility and control. Our technology platform currently has the capacity to process up to 2,000 orders per day. In response to the increasing online shopping through mobile internet, we have invested substantial resources to build a mobile application that is dedicated to providing a positive mobile shopping experience. Through our easy to use mobile application, our customers can browse our product selections as soon as our mobile applications are activated on their mobile devices, and make quick purchase decisions regardless of their locations. Our Android- and iOS-based mobile applications allow customers to quickly and efficiently view, discover, select and purchase our product offerings. We also update our web and mobile application on a regular basis to maintain the security and improve technical features based on technology developments as well as feedback from customers and merchants.

Substantial Industry Experience. We have been in the business of auto perfume and air fresheners products for over 15 years. Our management team consists of members with an aggregate of over 40 years of experience in the automotive product industry. Mr. Haitao Jiang, our Chief Executive Officer and Chairman, has 20 years of experience in the automotive product industry. Mr. Chonghao Xiao, the co-founder of our operating subsidiary, has 14 years of experience in sales and 12 years of experience in automotive products industry. Mr. Xinglin Fang, manager of our online marketplace department, has approximately 10 years of experience in software development and technology services. Mr. Congsheng Yu, manager of our online marketplace department, has approximately 10 years of experience in automotive products and 21 years of experience in sales.

Our Strategies

Our goal is to become an integrated solution provider in the automotive product market in China. We intend to achieve our goal by pursuing the following growth strategies:

Integrate Different Segments. In order to increase our overall competitive ability and distinguish ourselves from our competitors in both the auto perfume and air freshener products and e-commerce space, we are dedicated to the integration of the different segments of our business. Specifically, we will continue to leverage our existing customer relationships developed through offline auto perfume and air freshener sales to attract additional customers and maintain existing customers for our online marketplace. We can market our own auto perfume and air freshener products through our marketplace to access customers that are outside the coverage of our traditional marketing channels. More importantly, the combination of online and offline channels for sales of our products will offer our customers the flexibility to purchase our products either online, in the physical stores, or through a combination of both offerings.

Exploring Alternative Channels to Expand Customer Base. Since our launch of the car-house marketplace, we have been primarily relying on word-of-mouth referrals, participation in industry events as well as traditional and new media advertising to expand the customer base for our platform. While we continue our efforts through these channels, we are also exploring alternative marketing strategies such as seeking strategic relationships with organizations and social platforms that serve auto product retailers, auto dealers and other wholesale consumers for products. We believe that, such relationships will give us opportunities to interact with our target consumers and increase brand awareness within this group.

Implementing Strategies to Attract Reliable Third Party Merchants

As part of our efforts to future expand product offering on our platform, we plan to attract additional third-party merchants, primarily small and medium size automotive product manufacturers and wholesalers. Among other efforts, we are negotiating strategic cooperation with one of the major auto parts malls in Guangdong through which we will have access to auto parts merchants currently selling in the mall and present sale opportunities on our platform to these merchants. If such cooperation turns out to be successful, we will expand such model nationwide by entering into cooperation with auto parts malls in other regions of China. We also developed merchants crediting feature based on key criteria such as delivery turnaround time, monthly sales and customer feedback for both our website and mobile applications. Such feature will help us select more reliable and reputable third party merchants and improve customers’ shopping experience on our platform.

Our Corporate History and Structure

Car House Holding Co., Limited was incorporated on December 13, 2018 as a holding company incorporated under the laws of British Virgin Islands. Immediately prior to this offering, we were owned 54.4% by Ocean Wave Holding Limited, 20% by Autobacs Seven Co. Ltd., 15% by GAT Power Limited, 3.56% by Lotus Ray Holding Limited and 3% by IFresh International Limited. We began our operations in China in 2004 and currently conduct our business through our subsidiaries in China.

Since our inception in 2004, we have been in the business of manufacturing, sale and research & development of auto perfume and air fresheners. We also launched our automotive products e-commerce business in April 2016 and our auto beauty shop business in May 2018. In September 2017, we entered into a strategic investment agreement with Autobacs Seven Co., Ltd. (“Autobacs”), a reputable retailer of automotive parts and accessories based in Japan, pursuant to which Autobacs invested RMB 32.18 million (approximately $4.87 million) in our operating subsidiary Guangdong CarHouse E-Commerce Technology Co., Ltd. for expanding its perfume and online market business. In November 2018, we became the exclusive authorized dealer of Autobacs China to sell Autobacs fully synthetic Engine oil, Autobacs ATF oil, and Autobacs CVTF Oil under the brand name “Autobacs” in China (excluding Hong Kong and Taiwan district). In September 2019, we entered into another investment agreement with Autobacs, pursuant to which Autobacs invested RMB 40.18 million (approximately $5.85 million) in exchange for 10% of our outstanding ordinary shares prior to the consummation of this offering. Upon the completion of this subscription, this shareholder owns 20% of the equity interest of the Company.

As of the date of this prospectus, we have the following subsidiaries:

●	Car House Group Limited (HK): our wholly owned subsidiary formed under the law of Hong Kong in December 2018. This subsidiary is a holding company and currently has no business operations.

●	Guangdong CarHouse E-Commerce Technology Co., Ltd. (“Guangdong CarHouse”): our wholly owned subsidiary formed under the law of the People’s Republic of China in July 2004. This subsidiary is currently engaged in the business of design, manufacturing and sales of air freshener products and other automotive products and operations of e-commerce platforms of automotive products.

●	Dongguan CarHouse Business Development Co., Ltd. (“Dongguan CarHouse”): our wholly owned subsidiary formed under the law of the People’s Republic of China in May 2018. This subsidiary is currently engaged in the business of operating auto beauty shops.

Guangdong CarHouse currently has two branches, Shipai Branch and Shenzhen Branch. Dongguang CarHouse has one branch, Nancheng Branch. Each of these branches was formed under the law of the PRC. Shipai Branch is engaged in the business of air freshener manufacturing and research & development, Nancheng Branch is engaged in the business of operations of auto beauty shops and Shenzhen Branch conducts research & development for our online market business.

The following diagram illustrates our current corporate structure as of the date of this prospectus:

Upon the consummation of this offering, we anticipate that our ownership and corporate structure will be as follows:

Summary of Risks Affecting Our Company

Our business is subject to numerous risks described in the section titled “Risk Factors” and elsewhere in this prospectus. The main risks set forth below and others you should consider are discussed more fully in the section entitled “Risk Factors” beginning on page 9, which you should read in its entirety.

●	We are an early stage online marketplace of automotive products with a limited operating history. Our limited operating history in the e-commerce industry may not provide an adequate basis to judge our future prospects and results of operations for this segment, and may increase the risk of your investment.

●	Collectability of our accounts receivable has adversely impacted our operating cash flow, and may continue to do so.

●	Our Chairman and Chief Executive Officer will continue to exert substantial influence over our company.

●	Our executive officers have no prior experience in operating a U.S. public company, and their inability to operating the public company aspects of our business could harm us.

●	We face intense competition, and if we fail to compete effectively, we may lose market share and customers.

●	We have identified material weaknesses in our internal accounting controls, which we may be unable to remediate despite the efforts we plan to make to address such weaknesses.

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

●	An active trading market for our ordinary shares may not develop following this offering, and the trading price of our ordinary shares may be volatile, each of which could result in substantial losses to investors.

●	Because we are incorporated under British Virgin Islands law, investors may face difficulties in protecting their interests, and investors’ ability to protect their rights through U.S. courts may be limited.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 (as amended by the Fixing America’s Surface Transportation Act of 2015) (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the previous three year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our ordinary shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Corporate Information

Our principal executive offices in China are located at Building 3, No.16, Science and Technology 4th Road, Songshan Lake High-tech Industrial Development Zone, Dongguan, Guangdong, China. Our telephone number at this address is +86 769 3889-7488. We also have a manufacturing facility located in Shipai, Dongguan, Guangdong and auto beauty shops in Dongguan and Humen of Guangdong Province. Our registered agent in the BVI is Vistra (BVI) Limited located at Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Investors should submit any inquiries to the address and telephone number of our principal executive offices.

Our principal website is www.car-house.cn. The information contained on this website is not a part of this prospectus.

Conventions that Apply to this Prospectus

This prospectus contains information and statistics relating to China’s economy and the industries in which we operate derived from various publications issued by market research companies and PRC governmental entities, including industry data and information from China Research and Intelligence Co., Ltd., which have not been independently verified by us, the Underwriter or any of its affiliates or advisers. The information in such sources may not be consistent with other information compiled in or outside China.

We use U.S. dollars as the reporting currency in our consolidated financial statements and in this prospectus. Monetary assets and liabilities denominated in Renminbi are translated into U.S. dollars at the rates of exchange as of the applicable balance sheet date, equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rates for the applicable period. In other parts of this prospectus, any Renminbi denominated amounts are accompanied by the related translations. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this prospectus, all translations from Renminbi to U.S. dollars were made at RMB 6.8668 to $1.00, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2019. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Except where the context otherwise indicates and for the purpose of this prospectus only:

•	“BVI” means British Virgin Islands;

•	“BVI Act” means the BVI Business Company Act, 2004 (as amended) of the British Virgin Islands; and

•	“share capital” or “shares in the capital of” or similar expressions include a reference to shares in a company that does not have a share capital under its governing law, but which is authorized to issue a maximum or unlimited number of shares.

The Offering

Shares Being Offered:	ordinary shares on a firm commitment basis.

Initial Offering Price:	The purchase price for the shares will be $ per share.

Number of Ordinary Shares Outstanding Before the Offering:	56,250 of our ordinary shares are outstanding as of the date of this prospectus. We anticipate that we will increase the number of our ordinary shares available for issue prior to consummation of this offering.

Number of Ordinary Shares Outstanding After the Offering:	of our ordinary shares will be outstanding after this offering is completed.

Underwriter Over-Allotment Option	We have granted the underwriters an option for a period of up to 45 days to purchase up to additional ordinary shares.

Use of Proceeds:	Although we will have broad discretion on the use of proceeds we receive in this offering, we plan to use the net proceeds of this offering primarily for data analysis and operation capacity improvement of our e-commerce platform, marketing, upgrading automotive product manufacturing plant and equipment and other general and administrative matters. For more information on the use of proceeds, see “Use of Proceeds” on page 41.

Lock-up	We, all of our directors and officers and certain shareholders have agreed with the Underwriter not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares for a period of [180 days] after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Proposed Nasdaq Symbol:	CARH

Risk Factors:	Investing in our ordinary shares is highly speculative and involves a significant degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 9.

RISK FACTORS

An investment in our ordinary shares involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ordinary shares. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ordinary shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We may incur losses in the future.

We had a net income of $4.4 million and $0.7 million for the fiscal year ended June 30, 2019 and 2018, respectively. Despite our history of generating net income, we anticipate that our operating expenses, together with the increased general administrative expenses of a growing public company, will increase in the foreseeable future as we seek to maintain and continue to grow our business, attract potential customers and further enhance our product offering. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur net losses in the future and may be unable to achieve or maintain profitability on a quarterly or annual basis for the foreseeable future.

We are an early stage online marketplace of automotive products with a limited operating history. Our limited operating history in the e-commerce industry may not provide an adequate basis to judge our future prospects and results of operations for this segment, and may increase the risk of your investment.

We launched our online e-commerce platform in April 2016. Our limited history may not provide a meaningful basis for investors to evaluate our business, financial performance and prospects of our online marketplace business. Potential customers may not be familiar with our market and may have difficulty distinguishing our services from those of our competitors. Convincing potential new customers of the value of our services is critical to increasing the volume of sales facilitated through our platform and to the success of our business. If we fail to educate potential customers about the value of our platform and services, if the market for our services does not develop as we expect, or if we fail to address the needs of our target market, namely wholesale and retail customers of automotive products in China, our business and results of operations will be harmed.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

We have been growing since we launched our online marketplace in April 2016. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We will also need to continue to expand, train, manage and motivate our workforce and manage our relationships with customers and third-party merchants. All of these endeavors involve risks, and will require substantial management effort and significant additional expenditures. We may not be able to manage our growth or execute our strategies effectively, and any failure to do so may have a material adverse effect on our business and prospects.

Collectability of our accounts receivable has adversely impacted our operating cash flow, and may continue to do so.

We provide credit sales to customers that have long-term and well-established business relationships with us. There are a significant amount of accounts receivable in connection with our sales. Our net accounts receivable balance was $12.5 million and $5.2 million as of June 30, 2019 and 2018, respectively. As of June 30, 2019, one customer accounted for 13.3% of the total outstanding accounts receivable balance. As of June 30, 2018, four customers accounted for 61.1% of the total outstanding accounts receivable balance.

We are subject to the risk that we may be unable to collect accounts receivables in a timely manner. If the accounts receivables cannot be collected in time, or at all, a significant amount of bad debt expense will occur, and our business, financial condition and results of operation will likely be materially and adversely affected. In addition, if the market competition increases in intensity and we extend more credit sales to our customers, the balance of our accounts receivables may further increase, which may adversely affect our financial conditions and results of operation.

If we are unable to offer products that attract new customers and new purchases from existing customers at competitive prices, our business, financial condition and results of operations may be materially and adversely affected.

Our future growth depends on our ability to continue to attract new customers as well as additional purchases from repeat customers. Constantly changing consumer preferences have affected and will continue to affect the e-commerce industry and the automotive products industry. We must stay abreast of emerging consumers’ preferences and anticipate product trends that will appeal to existing and potential customers. Our website makes recommendations to customers based on their past purchases or on products that they viewed but did not purchase, and we also send e-mails to our customers with product recommendations tailored to their purchaser profiles. Our ability to make individually-tailored recommendations is dependent on our business intelligence system, which tracks, collects and analyzes our users’ browsing and purchasing behavior, to provide accurate and reliable information. If our customers cannot find their desired products on our website at attractive prices, they may lose interest in us and visit our website less frequently or even stop visiting our website altogether, which in turn may materially and adversely affect our business, financial condition and results of operations.

Expansion into new product categories may expose us to new challenges and more risks.

Since the preferences of our target consumers are constantly changing, we have to evaluate product trends on a regular basis and expand our product offering to maintain our existing customer base and attract new customers. Expansion into new product categories involves new risks and challenges. Our lack of familiarity with these products and lack of relevant customer data relating to these products may make it more difficult for us to keep pace with the evolving customer demands, identify and recruit new third party merchants and manage inventories. If we cannot successfully address challenges in connection with product offering expansion, we may not be able to maintain our relationships with current customers or develop new customers. Our operating results may be adversely affected.

We face intense competition, and if we fail to compete effectively, we may lose market share and customers.

As a provider of auto perfume and air refresher products, we face competition from companies nationwide, including both Chinese companies and international competitors that operate in China. China’s online marketplace industry is fragmented and highly competitive. We face direct competition from e-commerce platforms that focus on automotive products. Our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases, more cost-effective fulfillment capabilities or greater financial, technical or marketing resources than we do. Competitors may leverage their brand recognition, experience and resources to compete with us in a variety of ways, including investing more heavily in research and development and making acquisitions for the expansion of their products and services. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to their websites and system development than us. In addition, new and enhanced technologies may increase the competition in the online retail market. Increased competition may reduce our profitability, market share, customer base and brand recognition. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

If we are unable to provide high quality customer experience, our business and reputation may be materially and adversely affected.

The success of our business largely depends on our ability to provide high quality customer experience, which in turn depends on a variety of factors. These factors include our ability to continue to offer authentic products at competitive prices, source products to respond to customer demands and preferences, maintain the quality of our products and services, provide reliable and user-friendly website interface and mobile applications for our customers to browse and purchase products, and provide timely and reliable delivery and superior after-sales service. If our customers are not satisfied with our products or services, or the prices at which we offer the products, or our internet platform is severely interrupted or otherwise fail to meet our customers’ requests, our reputation and customer loyalty could be adversely affected.

We depend on our customer service center and online customer service representatives to provide live assistance to our customers during our business hours. We currently have 6 customer service representatives. If our customer service representatives fail to provide satisfactory service, or if waiting times are too long due to the high volume of calls from customers at peak times, our brand and customer loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.

In addition, the bulk of sales on our online marketplace are conducted by third party merchants. We also rely on such sellers to provide certain aspects of customer service such as exchange and return or products sold by them. Although we regularly review consumers’ feedback on third-party merchants’ post-sale services, we cannot assume that these sellers will be able to address consumers’ concerns in a timely and satisfactory fashion.

If we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have a material adverse effect on our business, financial condition and results of operations.

If we fail to manage and expand our relationships with third-party merchants, our business and growth prospects may suffer.

We currently work with approximately 2,600 third-party merchants. Our third-party merchants include brand owners, brand distributors and resellers. Maintaining strong relationships with these third-party merchants is important to the growth of our business.

The prospectus of our marketplace depends significantly on our ability to attract third-party merchants that offer their products on commercially attractive terms. However, our agreements do not ensure the long-term availability of products or the continuation of particular pricing practices or payment terms beyond the end of the contractual term. Our agreements with third-party merchants typically do not restrict them from selling products to other buyers. We cannot assure you that our current third-party merchants will continue to offer products on our internet platform on commercially attractive terms, or at all, after the term of their current agreement expires. Even if we maintain good relationships with our third-party merchants, they may be unable to remain in business due to economic conditions, labor actions, regulatory or legal decisions, natural disasters or other causes. Under such circumstance, the product offering of our marketplace may be materially and adversely affected, which further affects our net revenues and gross profit as a percentage of net revenues.

Although we conduct diligence review of the authority of third party sellers from the relevant brands, there is no assurance that these parties always have such authorization. In the event that any third-party merchant does not have authorization from the relevant brands to sell certain products, such merchants may be prevented from products at our internet platform at any time, which may adversely affect our business and net revenues.

Our online e-commerce platform is subject to risks associated with third-party sellers.

We launched our online e-commerce platform in April 2016. Currently products offered on and sold through our online platform include products of third-parties. We do not have complete control over the storage and delivery of products sold on our online platform by third-party merchants. These sellers use their own facilities to store third products and use their own or third-party delivery systems to deliver products to customers, which makes it more difficult for us to ensure the quality of the products and related delivery service. Although we have implemented quality control measures with regard to product sales by third party sales, we have limited control over their selling activities on our marketplace. If any third-party seller does not control the quality of the products that it sells on our website, or if it does not deliver the products or delivers products that are materially different from what has been advertised, or if it sells counterfeit or unlicensed products on our website, the reputation of our online platform and our brand may be materially and adversely affected and we could face claims that we should be held liable for any losses. In addition, the supplier relationships, customer acquisition dynamics and other requirements for our online e-commerce platform in connection with sales of third party merchants are not within our control, which will likely complicate the management of our business. Our failure to effectively deal with fraudulent activities on our platform could result in a deduction in the ability to attract new customers or retain current customers, damage to our reputation, or a diminution in the value of our brand names.

We may be subject to product liability claims if people or properties are harmed by the products sold by us or third party merchants on our platform.

We are subject to product liability claims for our products sold through online and offline channels. In addition, the products sold via our platform are manufactured by third-parties and some of these products may be defectively designed or manufactured. As a result, sales of such products on our platform could expose us to product liability claims relating to personal injury or property damage and may require product recalls or other actions. Third-parties subject to such injury or damage may bring claims or legal proceedings against us as the retailer of the product. Although we would have legal recourse against the manufacturers of such products under PRC law, attempting to enforce our rights against the manufacturer may be expensive, time-consuming and ultimately futile.

The wide variety of payment methods that we accept subjects us to third-party payment processing-related risks.

We accept payments using a variety of methods, including bank transfers, online payments with debit cards issued by major banks in China, and payment through third-party online payment platforms such as Alipay and WeChat Pay. For certain payment methods, including debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer, including online payment. In addition, we are subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

We and third party sellers on our platform depend on third-party delivery service providers to deliver products, and if they fail to provide reliable delivery services, our business and reputation may be materially and adversely affected.

We and third party sellers on our marketplace engage third party delivery companies to delivery products sold on our website and mobile application. Interacting with and coordinating the activities of a number of delivery companies are complicated and any major interruptions to or failures in these third-parties’ shipping services could prevent the timely or successful delivery of our products. These interruptions may be due to unforeseen events that are beyond our control or the control of these third-party delivery companies, such as inclement weather, natural disasters, transportation interruptions or labor unrest or shortage. If our products are not delivered on time or are delivered in a damaged state, customers may refuse to accept our products and have less confidence in our services. Thus, we may lose customers, and our financial condition and reputation could suffer. In addition, as local delivery service providers tend to be small companies with limited capital resources, they may be more likely to go bankrupt, go out of business or encounter financial difficulties, in which case we may not be able to retrieve our products in their possession, arrange for delivery of those products by an alternative carrier, receive the payments the delivery service providers collect for us, or hold them accountable for the losses they cause us. Although we generally only pay the delivery service providers after they have performed their services, such payment arrangements may not be sufficient to cover the risks to which we are exposed. In addition, if the delivery service providers cease to provide cash deposits to us or significantly reduce the amount of such deposits, our working capital requirements may increase and our operating cash flow may be materially and adversely affected. Delivery of our products could also be affected or interrupted by the merger, acquisition, insolvency or government shut-down of the delivery companies we engage to make deliveries, especially those local companies with relatively small business scales. The occurrence of any of these problems, alone or together, could damage our reputation and materially and adversely affect our business and results of operations.

The proper functioning of our platform is essential to our business. Any failure to maintain the satisfactory performance of our website and systems could materially and adversely affect our business and reputation.

The satisfactory performance, reliability and availability of our platform are critical to our success and our ability to attract and retain customers and provide quality customer service. All sales of third party sellers’ products and our direct sale products are made online through our website, and the fulfillment services we provide in connection with our direct sale business are made through our website. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our website or reduced order fulfillment performance could reduce the volume of products sold and the attractiveness of product offerings on our website. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill customer orders. Security breaches, computer viruses and hacking attacks have become more prevalent in our industry. In the future we may experience such attacks and unexpected interruptions.

Additionally, we must continue to upgrade and improve our platform to support our business growth, and failure to do so could impede our growth. However, we may not be successful in executing these system upgrades and improvement strategies. In particular, our systems may experience interruptions during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely basis, or at all. In addition, we experience surges in online traffic and orders associated with promotional activities of third-party sellers typically in March, July, November and December of each year, which can put additional demands on our platform at specific times. If our existing or future platform does not function properly, it could cause system disruptions and slow response times, affecting data transmission, which in turn could materially and adversely affect our business, financial condition and results of operations.

Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

A significant challenge to the e-commerce industry is the secure storage of confidential information and its secure transmission over public networks. All customer orders of our online marketplace are made through our website or mobile application. In addition, all online payments are settled through third-party online payment services. We also keep certain personal information about our customers in our system, such as their names, addresses, phone numbers and transaction records. Maintaining complete security for the storage and transmission of confidential information on our platform, such as user names, personal information and billing addresses, is essential to maintaining customer confidence.

We have adopted security policies and measures, including encryption technology, to protect our proprietary data and customer information in the future. However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold as a result of our customers’ visits to our website. Such individuals or entities obtaining our customers’ confidential or private information may further engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which some of our customers may elect to make payment for purchases. The contracted third-party couriers we use may also violate their confidentiality obligations and disclose or use information about our customers illegally. Any negative publicity on our website’s safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations. Breach of our information security measures may occur in the future. If we give third-parties greater access to our platform in the future as part of providing more technology services to third-party sellers and others, it may become more challenging for us to ensure the security of our systems. Any compromise of our information security or the information security measures of our contracted third-party couriers or third-party online payment service providers could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations.

Any deficiencies in China’s internet infrastructure could impair our ability to sell products over our website, which could cause us to lose customers and harm our operating results.

Our online marketplace business depends on the performance and reliability of the internet infrastructure in China. The availability of our website depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter into and renew agreements with these providers on acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide an efficient online marketplace could be adversely affected. Almost all access to the internet in China is maintained through state-owned telecommunication carriers under administrative control, and we obtain access to end-user networks operated by such telecommunications carriers and internet service providers to give customers access to our website. We have experienced service interruptions in the past, which were typically caused by service interruptions at the underlying external telecommunications service providers, such as the internet data centers and broadband carriers from which we lease services. Service interruptions prevent consumers from accessing our website and placing orders, and frequent interruptions could frustrate customers and discourage them from attempting to place orders, which could cause us to lose customers and harm our operating results.

If we fail to adopt new technologies or adapt our website and systems to changing customer requirements or emerging industry standards, our business may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our website. The internet and the e-commerce industry are characterized by rapid technological evolution, changes in customer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and emerging industry standards and practices, such as mobile internet, in a cost-effective and timely way. The development of websites or other proprietary technology entails significant technical and business risks. We may not be able to use new technologies effectively or adapt our website, proprietary technologies and systems to meet customer requirements or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner a response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

We may not be able to recoup the capital expenditures or investments we make to expand and upgrade technology capabilities.

We have invested and will continue to invest significantly in upgrading our technology platform. We expect to continue to invest in our technology capabilities as our business further develops. It is very likely that we incur costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. We may not even be able to recover our capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which could adversely affect our profitability.

Our delivery, return and exchange policies may adversely affect our results of operations.

We have adopted shipping policies that do not necessarily pass the full shipping cost on to our customers. We may also be required by laws and regulations to adopt new or amend existing return and exchange policies from time to time. For example, pursuant to the amended Consumer Protection Law, which became effective in March 2014, consumers are generally entitled to return products purchased within seven days upon receipt without giving any reasons when they purchase the products from business operators on the internet. See “PRC Regulations — Regulations Relating to Product Quality and Consumer Protection.” These policies improve customers’ shopping experience and promote customer loyalty, which in turn help us acquire and retain customers. However, these policies also subject us to additional costs and expenses which we may not recoup through increased revenue. Our ability to handle a large volume of returns is unproven. If our return and exchange policy is misused by a significant number of customers, our costs may increase significantly and our results of operations may be materially and adversely affected. If we revise these policies to reduce our costs and expenses, our customers may be dissatisfied, which may result in loss of existing customers or failure to acquire new customers in a timely manner, which may materially and adversely affect our results of operations.

If we fail to manage our inventory effectively for our product sale business, our results of operations, financial condition and liquidity may be materially and adversely affected.

Our air refresher product business requires us to manage a large volume of inventory effectively. We depend on our forecasts of demand for and popularity of various products to manage our inventory. Demand for products, however, can change significantly between the time inventory or components are ordered and the date of sale. Demand may be affected by seasonality, new product launches, rapid changes in product cycles and pricing, product defects, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, and our customers may not order products in the quantities that we expect. It may be difficult to accurately forecast demand, and determine appropriate product or component.

If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, if we are required to lower sale prices in order to reduce inventory level, our profit margins might be negatively affected. Any of the above may materially and adversely affect our results of operations and financial condition.

Any interruption in the operation of our logistics centers for an extended period may have an adverse impact on our direct sale business.

The products we sell directly on our internet platform are stored in our logistics centers. We have logistics centers in Dongguan, Guangdong. Our ability to process and fulfill orders accurately and provide high quality customer service depends on the smooth operation of our logistics centers.

Our logistic and fulfillment facilities are leased from third parties. If any of the landlords terminate the lease agreements with us, or materially alter any existing arrangements with us, we may be forced to leave the premises and our ability to fulfill customer orders will be adversely affected. Our fulfillment infrastructure may also be vulnerable to damage caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, human error and other events. The occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

The agreements governing the loan facilities Guangdong CarHouse currently has contain restrictions and limitations that could significantly affect our ability to operate our business, raise capital, as well as significantly affect our liquidity, and therefore could adversely affect our results of operations.

Under its loan agreements with existing lenders, Guangdong CarHouse has the obligation to obtain such lenders’ approvals prior to certain corporate actions. Such corporation actions include, among other events, mergers, equity transfers, reorganization, creation of encumbrance on material assets and other events that affect the ability of Guangdong CarHouse to repay applicable loans. In addition, pursuant to its loan agreements, Guangdong CarHouse has the obligation to notify the lenders prior to certain corporate actions such as involvement in legal proceedings, seized or frozen assets and certain material related party transactions. See “Business – Material Contracts.”

The foregoing provisions restrict, among other aspects, the ability of Guangdong CarHouseto:

●	incur or permit to exist any additional indebtedness or liens;

●	guarantee or otherwise become liable with respect to the obligations of another party or entity;

●	acquire any assets or enter into merger; and

●	consummate certain related party transactions.

Our ability to comply with these provisions may be affected by events beyond our control.  A failure to comply with any of such provisions will constitute an event of default under existing loan agreements of Guangdong CarHouse, upon which the lenders will have the right to take a number of remedial actions that could adversely affect our liquidity and results of operations. See “-Defaults under our loan agreements could result in a substantial loss of our assets.”

Defaults under our loan agreements could result in a substantial loss of our assets and adversely affect our financial condition and operating results.

A failure to repay any of the indebtedness under our loan agreements as they become due or to otherwise comply with the covenants contained therein could result in an event of default thereunder. If not cured or waived, an event of default under our existing loan agreements could enable the lenders to declare all borrowings outstanding on such debt, together with accrued and unpaid interest and fees, to be due and payable and terminate all commitments to extend further credit. The lenders could also elect to foreclose on our assets securing such debt. In such an event, we may not be able to refinance or repay our indebtedness or have sufficient liquidity to meet operating and capital expenditure requirements. Any such acceleration could cause us to lose a substantial portion of our assets and will substantially adversely affect our financial condition and operating results.

If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. Our marketing and promotional activities may not be well received by customers and may not result in the levels of product sales that we anticipate. We incurred $332,520 and $742,533 in marketing expenses in fiscal year ended June 30, 2019 and 2018, respectively. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. While our existing marketing strategies have helped increase our brand awareness, we cannot assure you that we can continue to produce, or benefit from, such strategies in the future. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.

Any harm to our brand or reputation may materially and adversely affect our business and results of operations.

We believe that the recognition and reputation of our 香百年 Carori and 爱车小屋 brands among our customers and purchasers on our platform have contributed to the growth of our business. Maintaining and enhancing the recognition and reputation of our brand are critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand. These factors include our ability to:

●	provide a compelling online shopping experience to users of our platform;

●	maintain the popularity, attractiveness, diversity, quality and authenticity of the products offered through our platform;

●	maintain or improve customers’ satisfaction with our services;

●	increase brand awareness through marketing and brand promotion activities; and

●	preserve our reputation and goodwill in the event of any negative publicity on customer service, internet security, product quality, price or authenticity, or other issues affecting us or other online retail businesses in China.

A public perception that non-authentic, counterfeit or defective goods are sold on our website or that we or third-party service providers do not provide satisfactory customer service, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract new customers or retain our current customers. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our website, products sold via our website and services, it may be difficult to maintain and grow our customer base, and our business and growth prospects may be materially and adversely affected.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our platform and better serve our customers. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Strategic investments or acquisitions may involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

●	difficulties in retaining, training, motivating and integrating key personnel;

●	diversion of management’s time and resources from our normal daily operations;

●	difficulties in successfully incorporating licensed or acquired technology and rights into our platforms;

●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

●	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

●	risks of entering markets in which we have limited or no prior experience;

●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

●	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

●	failure to successfully further develop the acquired technology;

●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

●	potential disruptions to our ongoing businesses; and

●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, future investment in or acquisition of new businesses or technology may not lead to the successful development of new or enhanced products and services or that any new or enhanced products and services, if developed, will achieve market acceptance or prove to be profitable.

Our success is dependent on retaining key personnel who would be difficult to replace.

Our success depends largely on the continued services of our key management members. In particular, our success depends on the continued efforts of Mr. Haitao Jiang, our Chief Executive Officer and Chairman. Mr. Jiang has been instrumental in developing our business model and is crucial to our business development. Mr. Jiang may not continue in his present capacities for any particular period of time. The loss of the services of Mr. Jiang could materially and adversely affect our business development. In addition, we rely on officers and directors of our operating entity, such as Chonghao Xiao and Xinglin Fang for key aspects of our operations, including sales, platform design and development. The loss of these key employees would negatively affect our ability to provide satisfactory service, maintain existing customers, capture new market share and increase our revenue.

Our executive officers have no prior experience in operating a U.S. public company, and their inability to operating the public company aspects of our business could harm us.

Our executive officers have no experience in operating a U.S. public company, which makes our ability to comply with applicable laws, rules and regulations uncertain. Our failure to comply with all laws, rules and regulations applicable to U.S. public companies could subject us or our management to regulatory scrutiny or sanction, which could harm our reputation and stock price.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, trade secrets, proprietary technologies and other intellectual property as critical to our business. We rely on a combination of intellectual property laws and contractual arrangements, including confidentiality agreements with our employees, partners and others, to protect our proprietary rights. As of the date of this prospectus, we have obtained 223 patents from the PRC related to technologies used in our auto perfume and air freshener products. We have also registered 129 trademarks with the China Trademark Office and 268 copyright registrations with the PRC. See “Business – Intellectual Property.”

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could materially and adversely affect our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third party intellectual property that is infringed by our products, services or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. Holders of patents purportedly relating to some aspect of our platform or business, if any such holders exist, may seek to enforce such patents against us in China, the United States or any other jurisdictions. Further, the application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and are uncertain, and PRC courts or regulatory authorities may not agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question.

Government regulation especially E-Commerce Law is evolving and unfavorable changes could harm our business.

We are subject to general business regulations and laws, as well as regulations and laws specifically governing e-commerce. In August 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law generally provides that e-commerce operators must obtain administrative licenses if business activities conducted by the e-commerce operators are subject to administrative licensing requirements under applicable laws and regulations. In addition, the E-Commerce Law imposes a number of new obligations on e-commerce platform operators, including the obligations: (i) to verify and register platform merchants, (ii) to ensure platform cybersecurity, including, but not limited to, data privacy, (iii) to ensure fair dealing and the legitimate rights and interests of consumers on the platform, (iv) to publicize transaction information preservation and transaction rules, and (v) to protect intellectual properties. See “Regulation—Regulations Relating to E-Commerce Industry” for further details. The new regulatory requirements may have a material adverse impact on our business and results of operations. As no detailed interpretation and implementation rules have been promulgated, it remains uncertain how the newly adopted E-Commerce Law will be interpreted and implemented. We cannot assure you that our current business operations satisfy the obligations provided under the E-Commerce Law in all respects. If the PRC governmental authorities determine that we are not in compliance with all the requirements proposed under the E-Commerce Law, we may be subject to fines and/or other sanctions.

Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with any requirements of PRC laws, regulations and policies may have a material and adverse impact on our business, financial condition and results of operations.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the Ministry of Commerce, or MOFCOM, the Ministry of Industry and Information Technology, or the MIIT, the State Administration for Market Regulation, or the SAMR, the State Internet Information Office, and other governmental authorities in charge of the relevant categories of products sold and services provided by us. Together, these government authorities promulgate and enforce regulations that cover many aspects of our operation of e-commerce platform, including entry into this industry, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. We are required to hold a number of licenses and permits for our business operations. We are in the process of applying for these licenses, permits and filings as permitted by relevant laws, regulations and practice of relevant PRC governmental authorities.

As of the date of this prospectus, we have not received any notice of warning or been subject to penalties or other disciplinary actions from relevant governmental authorities regarding our business operations without the required licenses, permits or filings. However, we cannot assure you that we will not be subject to any penalties or disciplinary actions in the future. There exist substantial uncertainties with respect to interpretation and application of existing PRC laws, regulations and policies, and new laws, regulations or policies regulating the internet industry may also be promulgated in the future, which together result in substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses activities of, internet businesses in China, including our business.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our platform.

We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. We have identified “material weaknesses” and other control deficiencies including significant deficiencies in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

One material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP. We plan to implement a number of measures to address the material weaknesses upon consummation of our initial public offering, including but not limited to, engaging experienced accounting staff to assist us in establishing appropriate policies and procedures in accordance with U.S. GAAP.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting as we and they will be required to do after we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2020.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We are currently entitled to a preferential tax rate and may not be eligible for such treatment in the future.

According to the Enterprise Income Tax Law and Administrative Measures for the Recognition of High and New Technology Enterprise of the PRC, one of our PRC subsidiaries, Guangdong CarHouse, obtained the High and New Technology Enterprise Certification in 2016. As a result, we have received tax incentives of a reduced corporate income tax rate at 15% since 2016. Our High and New Technology Enterprise Certification will expire in November 2019 and we are currently in the process of renewing this certification. If we cannot successfully renew our High and New Technology Enterprise Certification, or if the relevant tax incentive policies for high and new technology enterprises change, we may be taxed at a higher rate and our net income will be adversely affected.

Risks Related to Doing Business in China

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

Our PRC subsidiary is subject to various PRC laws and regulations generally applicable to companies in China. The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China.

As relevant laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies.

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of the Internet industry include, but are not limited to, the following:

●	The online commerce industry in China is still in an early stage of development and the PRC laws applicable to the industry are still evolving. Due to the lack of clarity under the existing PRC regulatory regime, we may be required to comply with additional legal and licensing requirements. For example, we are providing mobile applications to mobile device users and we are in the process of applying for the valued-added telecommunications business operating license for electronic data interchange business, or the EDI License. It is uncertain if our PRC subsidiary will be required to obtain a separate valued-added telecommunications business operating license for Internet content provision, or the ICP License in addition to the EDI License. Although we believe that we are not required to obtain such separate license which is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future.

●	The evolving PRC regulatory system for the Internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the Internet industry.

●	New laws and regulations may be promulgated that will regulate internet activities, including online retail. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, and we may be liable for content that is displayed on our website.

China has enacted laws and regulations governing Internet access and the distribution of products, services, news, information, audio-video programs and other content through the Internet. In the past, the PRC government has prohibited the distribution of information through the internet that it deems to be in violation of PRC laws and regulations. If any of our internet information was deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or users of our website or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating our website in China.

Anti-monopoly and unfair competition claims or regulatory actions against us may result in our being subject to fines as well as constraints on our business.

The PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-monopoly Law, including levying significant fines, with respect to concentration of undertakings and cartel activity, mergers and acquisitions, as well as abusive behavior by companies with market dominance. In March 2018, the State Administration for Market Regulation, or the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the National Development and Reform Commission, or NDRC, and the State Administration for Industry and Commerce, or SAIC, respectively. Since its inception, the SAMR has continued to strengthen its anti-monopoly enforcement. The SAMR issued a new set of guidelines with respect to merger control review in September 2018, and issued the Notice on Anti-monopoly Enforcement Authorization on December 28, 2018, which grants authorizations to the SAMR’s province-level branches for anti-monopoly enforcement within their respective jurisdictions. In June 2019, the SAMR promulgated three supporting regulations of the PRC Anti-Monopoly Law, namely, the Interim Provisions on the Prohibition of Monopoly Agreements which refines the methods and procedures for the determination of monopoly agreements, the Interim Provisions on Prohibiting Acts of Abuse of Market Dominance which clarifies the identification and handling of illegal acts including the consideration for determining the market dominance of the Internet and intellectual property, and the Interim Provisions on Prohibiting Acts of Abuse of Administrative Authority to Eliminate or Restrict Competition which clarifies the types and the methods of handling. These three supporting regulations became effective on September 1, 2019. The SAMR recently has also imposed several administrative penalties on various companies for failing to duly make filings as to their transactions subject to merger control review by the SAMR. The scope of the companies that were penalized is broad, and covers a variety of different industries.

The PRC Anti-monopoly Law also provides a private right of action for competitors, business partners or customers to bring anti-monopoly claims against companies. In recent years, an increased number of companies have been exercising their right to seek relief under the PRC Anti-monopoly Law. As public awareness of the rights under the PRC Anti-monopoly Law increases, more companies, including our competitors, business partners and customers may resort to the remedies available under the PRC Anti-monopoly Law, such as through complaints to regulators or as plaintiffs in private ligation, to hinder our business operations and improve their competitive position, regardless of the merits of their claims. Any of the above actions against us could materially and adversely affect our business, operations, reputation, brand and the trading price of our ordinary shares.

In light of our market share in the auto air freshener market, we may receive close scrutiny from government agencies under the PRC Anti-monopoly Law in connection with our business practices, investments and acquisitions. Any anti-monopoly lawsuit, regulatory investigations or administrative proceeding initiated against us could result in our being subject to profit disgorgement, heavy fines and various constraints on our business, or result in negative publicity that could harm our reputation and negatively affect the trading prices of our ordinary shares. These constraints could include forced termination of any agreements or arrangements that are determined by governmental authorities to be in violation of anti-monopoly laws, required divestitures and limitations on certain pricing and business practices, which may limit our ability to continue to innovate, diminish the appeal of our services, increase our operating costs and prevent us from pursuing our investment and acquisition strategy. These constraints could also encourage our competitors to develop platforms, websites, products and services that mimic the functionality of our services, which could decrease the popularity of our marketplaces or other businesses we operate, products and services among merchants, consumers and other participants, and cause our revenue and net income to decrease materially. Given the scale and rapid expansion of our business, we may be subject to greater scrutiny, which could in turn increase the likelihood that we will face regulatory action that could result in fines or restrictions on our business as well as negative publicity and adversely affect our reputation and the trading price of our ordinary shares.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

The PRC Labor Law and the Labor Contract Law require that employers must execute written employment contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines, compensations and other administrative sanctions, and serious violations may constitute criminal offenses.

The PRC Labor Contract Law became effective and was implemented on January 1, 2008, which was amended on December 28, 2012. It has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to enter into written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. According to the PRC Social Insurance Law, which became effective on July 1, 2011, and the Administrative Regulations on the Housing Funds, companies operating in China are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance and housing funds plans, and the employers must pay all or a portion of the social insurance premiums and housing funds for their employees.

As the interpretation and implementation of these laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Currently all of our business operations are conducted in China and a significant portion of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

China’s economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures since the late 1970’s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, which are generally viewed as a positive development for foreign business investment, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC economic growth through allocating resources, controlling payments of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While China’s economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing down. Some of the governmental measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our products and services, and consequently have a material adverse effect on our businesses, financial condition and results of operations.

Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively.

Substantially all of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but requires approval from or registration with appropriate government authorities or designated banks under the “capital account,” which includes foreign direct investment and loans, such as loans we may secure from our onshore subsidiaries. Currently, our PRC subsidiaries, a foreign invested enterprise, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions.

Since 2016, PRC governmental authorities have imposed more stringent restrictions on outbound capital flows, including heightened scrutiny over “irrational” overseas investments for certain industries, as well as over four kinds of “abnormal” offshore investments, which are:

●	investments through enterprises established for only a few months without substantive operation;

●	investments with amounts far exceeding the registered capital of onshore parent and not supported by its business performance shown on financial statements;

●	investments in targets that are not related to onshore parent’s main business; and

●	investments with abnormal sources of Renminbi funding suspected to be involved in illegal transfer of assets or illegal operation of underground banking.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which tightened the authenticity and compliance verification of cross-border transactions and cross-border capital flow. In addition, the Outbound Investment Sensitive Industry Catalogue (2018) lists certain sensitive industries that are subject to NDRC pre-approval requirements prior to remitting investment funds offshore, which subjects us to increased approval requirements and restrictions with respect to our overseas investment activity. Since a significant amount of our PRC revenue is denominated in Renminbi, any existing and future restrictions on currency exchange or outbound capital flows may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC, make investments, service any debt we may incur outside of China or pay dividends in foreign currencies to our shareholders, including holders of our ordinary shares.

PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into these subsidiaries, limit PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 4, 2014, the State Administration of Foreign Exchange (“SAFE’) promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (generally known as SAFE Circular 75) promulgated by SAFE on October 21, 2005. On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. This SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their direct establishment or indirect control of an offshore entity established for the purpose of overseas investment or financing, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. Qualified local banks will directly examine and accept foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under Circular 37 from June 1, 2015. Moreover, a failure to comply with the various registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

These circulars further require amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiary of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, it is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, and we cannot predict how these regulations will affect our business operations or future strategy. Failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. This may have a material adverse effect on our business, financial condition and results of operations.

According to Circular 37 and Circular 13, our shareholders or beneficial owners who are PRC residents are subject to Circular 37 or other foreign exchange administrative regulations in respect of their investment in our company. To the best of our knowledge, our PRC resident shareholders who directly or indirectly hold shares in our British Virgin Islands holding company and who are known to us have initiated the application for foreign exchange registrations for their foreign investment in our company in accordance with Circular 37 and Circular 13. We have taken steps to notify significant beneficial owners of ordinary shares whom we know are PRC residents of their filing obligations. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we may not always be able to compel them to comply with all relevant foreign exchange regulations. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by all relevant foreign exchange regulations. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are a company incorporated in the British Virgin Islands structured as a holding company conducting our operations in China through our PRC subsidiaries. As permitted under PRC laws and regulations, in utilizing the proceeds of this offering, we may make loans to our PRC subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our PRC subsidiary. Furthermore, loans by us to our PRC subsidiary to finance its activities cannot exceed the difference between their respective total project investment amount and registered capital or twice of their net worth and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China.

The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether the SAFE will permit such capital to be used for equity investments in the PRC in actual practice. The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and has a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, or the EIT Law, that became effective in January, 2008 and was amended in February, 2017, as well as its implementing rules, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a circular, known as SAT Circular 82, issued in April 2009 by the State Administration of Taxation, or the SAT, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued a bulletin, known as SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

We do not believe that we, as a company incorporated in the British Virgin Islands, meet all of the conditions above thus we do not believe that we are a PRC resident enterprise, though all members of our management team as well as the management team of our offshore holding company are located in China. However, if the PRC tax authorities determine that we are a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Finally, dividends payable by us to our investors and gains on the sale of our shares may become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ordinary shares.

There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC Enterprise Income Tax Law and its implementation rules, we, as a non-resident enterprise, that is, an enterprise lawfully incorporated pursuant to the laws of a foreign country (region) that has an office or premises established in China with no actual management functions performed in China, or an enterprise that has income derived from or accruing in China although it does not have an office or premises in China, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Guangdong CarHouse is wholly owned by Car House Group Limited (HK) (“CarHouse HK”). Accordingly, CarHouse HK may qualify for a 5% tax rate in respect of distributions from Guangdong CarHouse. Under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, under Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, which took effect on April 1, 2018, a “Beneficial Owner” shall mean a person who has ownership and control over the income and the rights and property from which the income is derived. To determine the “beneficial owner” status of a resident of the treaty counterparty who needs to enjoy the tax treaty benefits, a comprehensive analysis shall be carried out, taking into account actual conditions of the specific case.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to State Administration of Taxation Circular 60(“Circular 60”). Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from CarHouse E-Commerce.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT on December 10, 2009, where a foreign investor transfers the equity interests of a resident enterprise indirectly via disposition of the equity interests of an overseas holding company, or an “indirect transfer,” and such overseas holding company is located in a tax jurisdiction that (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report the indirect transfer to the competent tax authority. The PRC tax authority will examine the true nature of the indirect transfer, and if the tax authority considers that the foreign investor has adopted an “abusive arrangement” in order to avoid PRC tax, it may disregard the existence of the overseas holding company and re-characterize the indirect transfer and as a result, gains derived from such indirect transfer may be subject to PRC withholding tax at a rate of up to 10%.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or SAT Bulletin 7, to supersede existing provisions in relation to the “indirect transfer” as set forth in Circular 698, while the other provisions of Circular 698 remain in force. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in PRC resident enterprise. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. SAT Bulletin 7 also provides that, where a non-PRC resident enterprise transfers its equity interests in a resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises as Source, or SAT Bulletin 37, which repealed the entire Circular 698 and the provision in relation to the time limit for the withholding agent to declare to the competent tax authority for payment of such tax of SAT Bulletin 7. Pursuant to SAT Bulletin 37, the income from a property transfer, as stipulated in the second item under Article 19 of the Law on Enterprise Income Tax, shall include the income derived from transferring such equity investment assets as stock equity. The balance of deducting the equity’s net value from the total income from equity transfer shall be taxable income from equity transfer. Where a withholding agent enters into a business contract, involving the income specified in the third paragraph of Article 3 in the Law on Enterprise Income Tax, with a non-resident enterprise, the tax-excluding income of the non-resident enterprise will be treated as the tax-including income, based on which the tax payment will be calculated and remitted, if it is agreed in the contract that the withholding agent shall assume the tax payable.

There has been very limited application of SAT Bulletin 7 and SAT Bulletin 37 because these regulations were newly issued and came into force in February 2015 and in December 2017 respectively. During the effective period of SAT Circular 698, some intermediary holding companies were actually looked through by the PRC tax authorities, and consequently the non-PRC resident investors were deemed to have transferred the PRC subsidiary and PRC corporate taxes were assessed accordingly. It is possible that we or our non-PRC resident investors may become at risk of being taxed under SAT Bulletin 7 and SAT Bulletin 37 and may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37 or to establish that we or our non-PRC resident investors should not be taxed under SAT Bulletin 7 and SAT Bulletin 37, which may have an adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investment in us.

Our PRC subsidiary is subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a company incorporated in the British Virgin Islands structured as a holding company. We may need dividends and other distributions on equity from our PRC subsidiary to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiary may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiary incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our subsidiary to distribute dividends or to make payments to us may restrict our ability to satisfy our liquidity requirements.

In addition, the EIT Law, and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Fluctuations in exchange rates could result in foreign currency exchange losses to us.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. In August 2015, the People’s Bank of China, or PBOC, changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. In 2017, the value of the Renminbi appreciated by approximately 6.3% against the U.S. dollar; and in 2018, the Renminbi depreciated by approximately 5.7% against the U.S. dollar. From the end of 2018 through the end of April 2019, the value of the Renminbi appreciated by approximately 2.0% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy, including any interest rate increases by the Federal Reserve, may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, including from the U.S. government, which has threatened to label China as a “currency manipulator,” which could result in greater fluctuation of the Renminbi against the U.S. dollar.

A substantial percentage of our revenues and costs are denominated in Renminbi, and a significant portion of our financial assets are also denominated in Renminbi while the majority of our debt is denominated in dollars. We are a holding company and we rely on dividends, loans and other distributions on equity paid by our operating subsidiaries in China. Any significant fluctuations in the value of the Renminbi may materially and adversely affect our liquidity and cash flows. If we decide to convert our Renminbi into U.S. dollars for the purpose of repaying principal or interest expense on our outstanding U.S. dollar-denominated debt, making payments for dividends on our ordinary shares or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount we would receive. Conversely, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. From time to time we enter into hedging activities with regard to exchange rate risk. There can be no assurance that our hedging activities will successfully mitigate these risks adequately or at all, and in addition hedging activities may result in greater volatility in our financial results.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. Currently, there is no consensus among leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.

Our PRC counsel, Beijing Haotai Law firm, has advised us based on their understanding of the current PRC law, rules and regulations that the CSRC’s approval is not required for the listing and trading of our ordinary shares on NASDAQ in the context of this offering, given that:

●	the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and

●	CarHouse E-Commerce was not established by a merger with or an acquisition of any PRC domestic companies as defined under the M&A Rules.

However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiaries, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ordinary shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ordinary shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules discussed in the preceding risk factor and related regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand, (iv) or in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 is triggered.

In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are a company incorporated under the laws of the British Virgin Islands, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and all of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

If relations between the United States and China worsen, our business and operating results may be adversely impacted.

The U.S. government has recently made statements and taken certain actions that may lead to significant changes to U.S. and international trade policies, including recently-imposed tariffs affecting certain products manufactured in China. It is unknown whether and to what extent new tariffs (or other new laws or regulations will be adopted, or the effect that any such actions would have on us or our industry and users. Although cross-border business may not be an area of our major focus, if we increase the selling of our products internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, results of operations.

Risks Related to this Offering and Ownership of Our Ordinary Shares

There has been no public market for our ordinary shares prior to this offering, and you may not be able to resell our ordinary shares at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares. We intend to list our ordinary stock on the NASDAQ. If an active trading market for our ordinary shares does not develop after this offering, the market price and liquidity of our ordinary shares will be materially and adversely affected. Negotiations with the underwriters will determine the initial public offering price for our ordinary shares which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for our ordinary shares will develop or that the market price of our ordinary shares will not decline below the initial public offering price.

We may not maintain our listing on NASDAQ which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

We plan to apply to list our ordinary shares on Nasdaq. Even if our ordinary shares are approved to be listed on Nasdaq, we cannot assure you that our ordinary shares will continue to be listed on Nasdaq in the future. In order to continue listing our securities on Nasdaq, we must maintain certain financial, distribution and share price levels. Generally, we must (i) maintain a minimum amount in shareholders’ equity (generally above $2,500,000), maintain a minimum market value of listed securities (generally above $35,000,000) or have a minimum net income from operations for the prior year of for two of the preceding years (generally above $500,000); and (ii) a minimum number of publicly held shares (generally greater than 500,000) and a minimum number of public shareholders (generally greater than 300 shareholders). Our ordinary shares also cannot have a bid price of less than $1.00. Moreover, we must comply with certain listing standards regarding the independence of our board of directors and members of our audit committee. We intend to fully comply with these requirements, but we may not continue to be able to meet these requirements in the future.

If Nasdaq delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that our ordinary shares is a “penny stock” which will require brokers trading in our ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our ordinary shares will be listed on Nasdaq, such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of our ordinary shares may be volatile.

As a company conducting a relatively modest public offering, we are subject to the risk that a small number of investors will purchase a high percentage of the offering. If this were to happen, investors could find our shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their stock price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares.

The market price for our ordinary shares may be volatile, which could result in substantial losses to investors.

The trading prices of our ordinary shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in their trading prices. The trading performances of other PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States, which consequently may impact the trading performance of our ordinary shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other PRC companies may also negatively affect the attitudes of investors towards PRC companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our shares. In addition to the above factors, the price and trading volume of our ordinary shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our users, or our industry;

●	regulatory uncertainties with regard to our variable interest entity arrangements;

●	announcements of studies and reports relating to our service offerings or those of our competitors;

●	actual or anticipated fluctuations in our results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	additions to or departures of our senior management;

●	detrimental negative publicity about us, our management or our industry;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares; and

●	sales or perceived potential sales of additional ordinary shares.

Shares eligible for future sale may adversely affect the market price of our ordinary shares, as the future sale of a substantial amount of outstanding ordinary shares in the public marketplace could reduce the price of our ordinary shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise through future offerings of our ordinary shares. An aggregate of 56,250 shares were outstanding before the consummation of this offering and             shares will be outstanding immediately after this offering. All of the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act. The remaining shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

You will experience immediate and substantial dilution.

The initial public offering price of our shares is expected to be substantially higher than the pro forma net tangible book value per share of our ordinary shares. Assuming the completion of the offering, if you purchase shares in this offering, you will incur immediate dilution of approximately        or approximately           % in the pro forma net tangible book value per share from the price per share that you pay for the shares. Accordingly, if you purchase shares in this offering, you will incur immediate and substantial dilution of your investment. See “Dilution.”

As a company incorporated in the British Virgin Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As an BVI business company incorporated in the British Virgin Islands that is expected to be listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. Currently, we do not plan to rely on the home country practice with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

As a “controlled company” under the NASDAQ listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Following this offering, our principal shareholder, founder, Chief Executive Officer and Chairman of our board of directors, Mr. Haitao Jiang, will continue to own more than a majority of the voting power of our outstanding ordinary shares. Under the NASDAQ listing rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the NASDAQ listing rules, we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of NASDAQ.

Our management has certain level of discretion over use of proceeds of this offering.

While we have identified the priorities to which we expect to put the proceeds of this offering, our management will have considerable discretion in the application of the net proceeds received by us. Specifically, we intend to use the net proceeds from this offering to support the expansion of our operations and for working capital and general corporate purposes. We have reserved the right to re-allocate funds currently allocated to that purpose to our general working capital. If that were to happen, then our management would have significant discretion over even more of the net proceeds to be received by our company in this offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve profitability or increase our stock price. The net proceeds from this offering may be placed in investments that do not produce profit or increase value. See “Use of Proceeds.”

We are a BVI company and, because judicial precedent regarding the rights of shareholders is more limited under BVI law than under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, the BVI Act and the common law of the BVI. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under BVI law are to a large extent governed by the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as that from English common law, which has persuasive, but not binding, authority on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the BVI has a different body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the BVI. There is no statutory recognition in the BVI of judgments obtained in the United States, although the courts of the BVI will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

We are a foreign private issuer and, as a result, will not be subject to U.S. proxy rules and will be subject to more lenient and less frequent Exchange Act reporting obligations than a U.S. issuer.

Upon consummation of this offering, we will report under the Securities Exchange Act as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including:

●	the sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act that require insiders to file public reports of their stock ownership and trading activities and impose liability on insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act that require the filing of quarterly reports on Form 10-Q containing unaudited financial and other specified information and current reports on Form 8-K upon the occurrence of specified significant events.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. As a result, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NASDAQ, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company”, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on December 31, 2020. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

As an “emerging growth company” under the Jumpstart Our Business Startups Act, or JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. We are an emerging growth company until the earliest of:

●	the last day of the fiscal year during which we have total annual gross revenues of $1.07 billion or more;

●	the last day of the fiscal year following the fifth anniversary of this offering;

●	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or

●	the date on which we are deemed a “large accelerated issuer” as defined under the federal securities laws.

For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of this offering. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the trading price of our ordinary shares may be more volatile. In addition, our costs of operating as a public company may increase when we cease to be an emerging growth company.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ordinary shares to significant adverse United States income tax consequences.

A non-United States corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

Based on our current composition of assets, subsidiaries and market capitalization (which will fluctuate from time to time), we do not expect to be or become a PFIC for U.S. federal income tax purposes. However, the determination of whether we will be or become a PFIC will depend, in part, upon the value of our goodwill and other unbooked intangibles. Furthermore, the determination of whether we will be or become a PFIC will depend, in part, on the composition of our income and assets. Fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets.

Because determination of PFIC status is a fact-intensive inquiry made on an annual basis that depends upon the composition of our assets and income, no assurance can be given that we are not or will not become classified as a PFIC. If we were to be or become classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation—United States Federal Income Taxation”) may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of our ordinary shares and on the receipt of distributions on the ordinary shares to the extent such gain or distributions is treated as an “excess distribution” under the U.S. federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ordinary shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding, and disposing of ordinary shares if we are or become classified as a PFIC. For more information, see “Taxation—United States Federal Income Taxation.”

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ordinary shares and trading volume could decline.

The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about our business, the market price for our ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ordinary shares to decline.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under British Virgin Islands law.

We are a company incorporated under the laws of the British Virgin Islands. As a result, it may be difficult for investors to enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs will be governed by our memorandum and articles of association, the BVI Act and the common law of the British Virgin Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under British Virgin Islands law are governed by the BVI Act and the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived from English common law, and while the decisions of the English courts are of persuasive authority, they are not binding on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, while statutory provisions do exist in BVI law for derivative actions to be brought in certain circumstances, shareholders in BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available with respect to any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred.

The British Virgin Islands courts are also unlikely:

●	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws where that liability is in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company; and

●	to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary provided that the U.S. judgment:

●	the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

●	is final and for a liquidated sum;

●	the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company;

●	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the U.S. court;

●	recognition or enforcement of the judgment would not be contrary to public policy in the British Virgin Islands; and

●	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our board of directors, management or controlling shareholders than they would as public shareholders of a U.S. company. For a discussion of certain differences between the provisions of the BVI Act, remedies available to shareholders and the laws applicable to companies incorporated in the United States and their shareholders, see “Enforceability of Civil Liabilities” and “Description of Shares.”

Judgments obtained against us by our shareholders may not be enforceable.

We are a British Virgin Islands company and all of our assets are located outside of the United States. The majority of our current operations are conducted in the China. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the British Virgin Islands and China, see “Enforceability of Civil Liabilities.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and growth strategies;

●	our expectations regarding demand for and market acceptance of our brand and platforms;

●	our future business development, results of operations and financial condition;

●	our ability to maintain and improve infrastructure necessary to operate our platforms;

●	competition in the car accessory and online retail industry in China;

●	the expected growth of, and trends in, the markets for our products and services in China;

●	relevant government policies and regulations relating to our corporate structure, business and industry;

●	our expectation regarding the use of proceeds from this offering;

●	general economic and business condition in China and elsewhere; and

●	assumptions underlying or related to any of the foregoing.

You should read thoroughly this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

After deducting the estimated underwriter’s discount and offering expenses payable by us, we expect to receive net proceeds of approximately $                 from this offering if the minimum offering is sold and approximately $                 if the maximum offering is sold. The net proceeds from this offering must be remitted to China before we will be able to use the funds to grow our business.

We intend to use the net proceeds of this offering as follows after we complete the remittance process:

30% for enhancing data analysis and operational capacity of our E-commerce platform;

25% for marketing and promotion of our brand and products;

25% for upgrading manufacturing facility and equipment; and

20% for general administration and working capital.

The precise amounts and percentage of proceeds we devote to particular categories of activity, and their priority of use, will depend on prevailing market and business conditions as well as on the nature of particular opportunities that may arise from time to time. Accordingly, we reserve the right to change the use of proceeds that we presently anticipate and describe herein. Pending remitting the offering proceeds to China, we intend to invest our net proceeds in short-term, interest bearing, and investment-grade obligations.

The foregoing is set forth based on the order of priority of each purpose and represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Related to Our Ordinary Shares and This Offering — Our management has certain level of discretion over use of proceeds of this offering.”

In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our wholly foreign-owned subsidiary in China only through loans or capital contributions, subject to the satisfaction of applicable government registration and approval requirements. We may extend inter-company loans to our subsidiaries in China or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. For an increase of registered capital of our PRC subsidiaries, we need to file at the PRC Ministry of Commerce (“MOFCOM”) or its local counterparts. If we provide funding to our PRC subsidiaries through loans, the total amount of such loans may not exceed the difference between the entity’s total investment as approved by the foreign investment authorities and its registered capital or twice of their net worth. Such loans must be registered with the PRC State Administration of Foreign Exchange (“SAFE”) or its local branches, which usually takes up to 20 working days to complete. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

CAPITALIZATION

The following tables set forth our capitalization as of June 30, 2019:

●	on an actual basis; and

●	on a pro forma as adjusted basis to reflect the issuance and sale of shares at an assumed initial public offering price of $ per share after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the tables together with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2019
	Actual	As Adjusted
	(in US$ thousands)
Equity:
Ordinary shares, $1.00 par value, 50,000 shares authorized, 50,000 ordinary shares outstanding on an as adjusted basis	50
Additional paid-in capital	8,630
Statutory reserve	1,001
Accumulated other comprehensive loss	(441)
Retained earnings	6,705
Total equity	15,945

Total capitalization	15,945

Notes

DILUTION

If you invest in our ordinary shares, you will incur immediate dilution since the public offering price per share you will pay in this offering is more than the net tangible book value per ordinary share immediately after this offering.

The net tangible book value of our ordinary shares as of June 30, 2019 was $15,945,269, or $318.91 per share based upon 50,000 ordinary shares outstanding.  Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of ordinary shares outstanding. Tangible assets equal our total assets less goodwill and intangible assets.

The dilution in net tangible book value per share to new investors, represents the difference between the amount per share paid by purchasers of shares in this offering and the pro forma net tangible book value per share immediately after completion of this offering.  After giving effect to the sale of the               shares being sold pursuant to this offering at the midpoint of our offering price range of $              per share and after deducting underwriter’s discount and commission payable by us in the amount of $               , non-accountable expenses of $               payable to the underwriters and estimated offering expenses in the amount of $              , our pro forma net tangible book value would be approximately $              , or $              per share of ordinary shares. This represents an immediate increase in net tangible book value of $               per share to existing shareholders and an immediate decrease in net tangible book value of $               per share to new investors purchasing the shares in this offering.

The following table illustrates this per share dilution:

As of June 30, 2019
Public offering price per ordinary share
Net tangible book value per share as of June 30, 2019	$318.91
Increase in net tangible book value per share attributable to existing shareholders
Pro forma net tangible book value per share after this offering
Dilution per share to new investors

Our adjusted pro forma net tangible book value after the offering, and the decrease to new investors in the offering, will change from the amounts shown above if the underwriter’s over-allotment option is exercised.

A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) our pro forma net tangible book value per share after this offering by approximately $        , and increase the value per share to new investors by approximately $        , after deducting the underwriter’s discount and estimated offering expenses payable by us.

The following table sets forth, on a pro forma as adjusted basis as of June 30, 2019, the difference between the number of ordinary shares purchased from us, the total cash consideration paid, and the average price per share paid by our existing shareholders and by new public investors before deducting estimated underwriter’s discounts and commissions and estimated offering expenses payable by us, using an assumed public offering price of $         per ordinary share:

	Shares Purchased			Total Cash Consideration			Average Price Per
	Number	Percent		Amount	Percent		Share
Existing shareholders			%	$		%	$
New investors from public offering			%	$		%	$
Total			%	$		%	$

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at pricing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a BVI business company incorporated in the British Virgin Islands in order to enjoy the following benefits:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system; and

●	the absence of exchange control or currency restrictions; and the availability of professional and support services.

However, certain disadvantages accompany incorporation in the British Virgin Islands. These disadvantages include, but are not limited to, the following:

●	the British Virgin Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

●	British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

The courts of the British Virgin Islands will not necessarily enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. Additionally, there is no statutory enforcement in the British Virgin Islands of judgments obtained in the United States, however, the courts of the British Virgin Islands will in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary provided that the U.S. judgment, provided that:

●	the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

●	is final and for a liquidated sum;

●	the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company;

●	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;

●	recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy; and

●	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our current operations are conducted in the People’s Republic of China (the “PRC”), and all of our assets are located in the PRC. A majority of our current directors and officers are nationals and residents of the PRC and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Beijing Haotai Law Firm, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of China would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by Beijing Haotai Law Firm that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or British Virgin Islands courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. Beijing Haotai Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the British Virgin Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the British Virgin Islands.

SELECTED AUDITED CONDENSED CONSOLIDATED FINANCIAL DATA

The following selected consolidated income and comprehensive income data for the years ended June 30, 2019 and 2018, selected consolidated balance sheet data as of June 30, 2019 and 2018 and selected consolidated cash flow data for the years ended June 30, 2019 and 2018 have been derived from our consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

(All amounts in U.S. dollars)

Selected Consolidated Statements of Income:

	For the Years Ended June 30,
	2019	2018
Revenues	$31,415,844	$25,087,911
Gross profit	$14,145,672	$10,525,692
Operating expenses	$8,910,397	$9,729,538
Income from operations	$5,235,275	$796,154
Provision for Income taxes	$744,583	$96,950
Net income	$4,415,215	$727,231

Selected Consolidated Balance Sheet Data:

	As of June 30,
	2019	2018
Current assets	$24,564,824	$19,490,670
Total assets	$35,733,262	$27,723,701
Current liabilities	$13,244,154	$11,398,868
Total liabilities	$19,787,993	$15,734,488
Total shareholders’ equity (net assets)	$15,945,269	$11,989,213

Selected Consolidated Cash Flow Data:

	For the Years Ended June 30,
	2019	2018
Net cash used in operating activities	$(604,174)	$(4,289,206)
Net cash used in investing activities	$(1,214,463)	$(695,413)
Net cash provided by (used in) financing activities	$(877,878)	$6,073,720
Effect of exchange rate changes on cash	$(134,994)	$131,668
Net increase (decrease) in cash	$(2,831,509)	$1,220,769
Cash at beginning of year	$4,226,748	$3,005,979
Cash at end of year	$1,395,239	$4,226,748

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Business Overview

We are a B2B e-commerce platform of automotive products and a supplier of auto perfume and auto air fresheners. Since our inception in 2004, we have been specializing in the development, manufacturing and sales of auto perfume and air fresheners. We also operate an online B2B marketplace of automotive products focusing on serving wholesale and retail customers in China. Our business operation currently consists of three aspects: B2B e-commerce platform, automotive products and auto beauty services.

B2B E-Commerce Platform. We operate an online marketplace of automotive products. The business model of our platform is an online marketplace serving third-party merchants complemented by direct sales of our own products. As a shopping platform, we provide the infrastructure and services for third-party merchants to complete transactions with customers on our platform. Our online marketplace has grown substantially since we launched our Car House mobile application and our www.car-house.cn website in April 2016. There are currently approximately 2,600 third party domestic and international merchants that are selling approximately 184,000 types of automotive products on our platform. Our gross merchandise volume, or GMV, increased from RMB 455 million (approximately $64 million) in the fiscal year ended June 30, 2018 to RMB 590 million (approximately $83 million) in the fiscal year ended June 30, 2019. The majority of purchasers on our platform are wholesale customers such as auto product retailers, car dealers, commercial car care shops and professional detailing businesses and the remaining are retail consumers such as private car owners. As of the date of this prospectus, there are approximately 152,000 wholesale customers that have registered to use our website and mobile application.

In addition to third-party merchants’ sales, we also sell our own products, primarily auto perfume and auto air fresheners on our platform and mobile application. For fiscal year ended June 30, 2019 and 2018, revenue generated from sales of auto perfume and air fresheners on our platform accounted for 64% and 44% of the total revenue arising from sales of auto perfume and air freshener, respectively.

Auto Perfume, Air Freshener and Other Products. We began our business in developing, manufacturing and selling auto perfume and air fresheners in 2004. The products we offer primarily include auto perfume and air fresheners that are designed to refresh interior automobile surfaces and improve driving experience. We currently offer 200 types of auto perfume and over 13 types of auto air fresheners. All our products are developed by our in-house research and development team and manufactured at our facility located in Dongguan, Guangdong Province. We sell our auto perfume and air freshener products primarily to wholesale customers such as auto product retailers, auto dealers, commercial car care shops and professional detailing businesses. As of the date of this prospectus, the majority of our auto perfume and air freshener products are sold through our online marketplace while the remaining are sold through other online marketplaces such as Tmall and Taobao, a marketplace operated by Alibaba Group, and JD.com., respectively. Our 香百年Carori brand is well recognized brand in the auto perfume and air freshener market in China. We were the only auto freshener business that participated in the 2010 Shanghai World Expo and selected as the official partner for the “Auto Changes Life” theme week of the event.

Engine Oil. In November 2018, we became the exclusive authorized dealer of Autobacs China, a retailer of automotive parts and accessories based in Japan, to sell Autobacs fully synthetic Engine oil, Autobacs ATF oil, and Autobacs CVTF Oil under the brand name “Autobacs” in China (excluding Hong Kong and Taiwan district). Such business cooperation gives us additional access to retail and wholesale consumers of automotive products and further broadens our sales channels.

Auto Beauty Shops. To support online sales of our products and increase brand awareness, we opened two auto beauty shops in Dongguan and Humen, Guangdong in May 2018. The services we provide include car wash, car maintenance and automotive detailing. In addition to our directly owned auto beauty shops, we plan to expand our auto beauty shop nationwide via brand authorization.

We generate revenue through sales of our auto perfume, air fresheners and other products, engine oil sales, fees we charge third party merchants on our online marketplaces and service fees at our auto beauty shops. The fees we charge third party sellers include a membership services fee, a commission of up to 3% of their sales and advertising fees for participating in promotional events of our marketplace. Our net revenues were $31.4 million and $25.1 million for fiscal year ended June 30, 2019 and 2018, respectively. For fiscal year 2019, 88.4% of our revenue derived from product sales, 9.5% derived from commissions and other fees paid by third party merchants and 2.1% was from services provided at our auto beauty shops. We achieved net income of $0.7 million in 2018 and $4.4 million in 2019.

Our goal is to become a solution provider that integrates online and offline resources to provide one stop shopping for automotive product consumers in China. We distinguish ourselves from many online marketplaces by focusing on automotive products. We also distinguish ourselves from other providers of automotive products by leveraging our ability to integrate online and offline resources and eventually offering more flexibility and convenience for customers shopping for automotive products. In order to further develop our business and achieve our objective, we plan to implement a number of growth strategies discussed below under “Our Strategies.”

Factors Affecting Our Results of Operations and Trend Information

Favorable Market Environment

We have benefited significantly from the following recent trends and we anticipate that the demand for our products and services will continue to grow:

China’s E-commerce Market

China has been a leading player in the e-commerce industry in terms of scale and diversity. In particular, it has been ranking the first in the world for many years in terms of online retail sales. As shown in the graph below, at the end of 2018, the e-commerce gross merchandise volume (“GMV”) in China reached RMB 31.63 trillion (approximately $4.61 trillion). In particular, B2B e-commerce GMV reached RMB 22.50 trillion (approximately $3.28 trillion), accounting for 71.1% of total E-commerce GMV. China remains the world’s largest online retail market. The compound annual growth rate (“CAGR”) of e-commerce and B2B e-commerce from 2014 to 2018 was 17.9% and 22.5%, respectively.

E-commerce GMV and B2B E-commerce GMV in China, 2014-2018

(Source: The Department of Electronic Commerce and Informatization of China’s Ministry of Commerce)

China’s Automotive Supply Market

As reflected in the table below, in 2018, the market size of automotive supply in China was RMB 197.74 billion (approximately $28.80 billion), representing a CAGR of 19.80% from 2014 to 2018. By sales value, automotive electronics accounted for the largest market share of 32% because of the variety of products and high added value; the market share of automotive decorations such as car perfume and seat cushions was 29%; the market share of automotive beauty and maintenance products such as lubricating oil and car film was 27%; and the market share of other automotive supply was 12%.

Market Size of China’s Automotive Supply Industry, 2014-2023

	Market Size (RMB billion)
Year	Electronics	Decorations	Beauty and maintenance	Others	Total
2014	31.55	26.75	26.45	11.21	95.96
2015	37.55	32.37	31.52	13.52	114.96
2016	44.68	39.17	37.58	16.30	137.72
2017	53.17	47.39	44.79	19.64	164.99
2018	63.28	57.34	53.39	23.73	197.74
2019F	73.72	67.67	61.99	27.76	231.13
2020F	85.88	79.85	71.97	32.48	270.18
2021F	100.05	94.22	83.55	38.00	315.83
2022F	116.56	111.18	97.00	44.47	369.21
2023F	135.79	131.19	112.62	52.02	431.63
2014-2018 CAGR	19.0%	21.0%	19.2%	20.6%	19.8%
2019-2023F CAGR	16.5%	18.0%	16.1%	17.0%	16.9%

(Source: the CRI report)

Analysis of China’s Automotive Supply B2B industry

The automotive supply B2B platforms in China mainly include: (1) the automotive supply B2B platforms transformed from automotive supply distributors, automotive supply manufacturers, or automobile repair and maintenance businesses, (2) automotive supply B2B platforms established by the enterprises or individuals previously engaged in e-commerce, and (3) the automotive supply B2B platforms affiliated with automobile manufacturers.

Although all famous e-commerce websites such as Alibaba, Tmall, JD.com and Suning.com have B2B automotive supply columns but they neither regard B2B automotive supply as their core business nor disclose the GMV of their automotive supply. Therefore, the market research this section is based upon is not based on the B2B automotive supply columns of large e-commerce websites but instead on B2B platforms focusing on automotive supply.

As reflected in the table below, in 2018, the GMV of China’s automotive supply B2B industry was RMB 60.77 billion (approximately $8.85 billion), representing a CAGR of 23.30% from 2014 to 2018.

GMV of China’s Automotive Supply B2B Industry, 2014-2023

	Market Size (RMB billion)
Year	Electronics	Decorations	Beauty and maintenance	Others	Total
2014	8.84	8.03	6.08	3.36	26.31
2015	12.02	10.36	8.20	4.06	34.63
2016	14.30	12.53	9.77	4.89	41.49
2017	17.02	15.17	11.65	5.89	49.72
2018	18.98	20.07	13.88	7.83	60.77
2019F	23.59	21.65	16.12	8.33	69.69
2020F	27.48	25.55	18.71	9.74	81.49
2021F	32.02	30.15	21.72	11.40	95.29
2022F	37.30	35.58	25.22	13.34	111.44
2023F	48.89	53.79	32.66	18.21	153.54
2014-2018 CAGR	21.1%	25.8%	22.9%	23.5%	23.3%
2019-2023F CAGR	20.0%	25.5%	19.3%	21.6%	21.8%

(Source: the CRI report)

China’s Bottled Perfume and Solid Perfume Market

By product type, car perfume on the Chinese market is classified into bottled perfume, solid perfume, hanging perfume and perfume refills. In 2018, bottled perfume had the largest share of about 41% on China’s car perfume market and solid perfume had a market share of approximately 16%. As an essential for Chinese car owners, car perfume is mainly sold through agents. The typical practice is for car perfume suppliers to set up one or two general agents in each province and have the general agent distribute car perfume to terminal channels such as supermarkets, B2B platforms, dealers, automobile repair shops and automotive supply stores. Some enterprises also directly sell car perfume to end consumers by opening flagship stores on B2C platforms such as Tmall and JD.com.

In 2018, the market size of car perfume in China was approximately RMB 5 billion (approximately $0.73 billion). Specifically, the market size of bottled perfume was about RMB 2.05 billion (approximately $0.30 billion), with GMV of about RMB 610 million (approximately $88.83 million) on the B2B market; the market size of solid perfume was about RMB 800 million (approximately $116.50 million), with GMV of about RMB 240 million (approximately $34.95 million) on the B2B market.

Market Size of China’s Bottled Perfume and Solid Perfume

	Market size (RMB million)		GMV of B2B platforms (RMB million)
Year	Bottled Perfume	Solid Perfume	Bottled Perfume	Solid Perfume
2014	922	371	241	95
2015	1,126	449	304	120
2016	1,375	545	384	151
2017	1,679	660	484	190
2018	2,050	800	610	240
2019F	2,429	945	768	301
2020F	2,879	1,116	967	377
2021F	3,411	1,318	1,217	472
2022F	4,042	1,556	1,533	592
2023F	4,790	1,838	1,930	741
2014-2018 CAGR	22.1%	21.2%	26.1%	26.0%
2019-2023F CAGR	18.5%	18.1%	25.9%	25.3%

(Source: the CRI report)

Growth of Our Engine Oil Business

In November 2018, we became the exclusive authorized dealer of Autobacs China, a retailer of automotive parts and accessories based in Japan, a retailer of automotive parts and accessories based in Japan, to sell Autobacs fully synthetic Engine oil, Autobacs ATF oil, and Autobacs CVTF Oil under the brand name “Autobacs” in China. On April 17, 2019, we entered into a framework agreement with Beijing Baijili Information Technology Co., Ltd (“Baijili”) to supply engine oil products for the period from April 17, 2019 to April 16, 2020, which will automatically renew upon expiration. Baijili is a supplier of engine oil products for the biggest mobile transportation platform in China national wide. For fiscal year of 2019, we have recognized RMB 13,479,939 (approximately $1,975,546) of revenue from engine oil products sale to Baijili. We expect the sale of engine oil products will continue to increase in fiscal year of 2020.

Increasing internet and mobile penetration rates in China

We have benefited from the rapid improvement of internet and mobile connectivity in China, in order to better serve our merchants, we developed a WeChat mini program named Car House, so our merchants can promote their products through our Car House WeChat mini program. We have seen an increasing number of merchants and registered end users on our one-stop online shopping platform of automotive products, we expect our online marketplace services revenue will continue increasing in the future.

Strategic cooperation of with auto parts town

In October 2019, we plan to enter into a strategic cooperation agreement with one of the largest auto part towns in Guangdong. We will assign our staff be on the site to attract potential merchants to our online platform. This cooperation will increase the types of the commodities available on our platform and enhance the influence and trading activities of our platform. We plan to use this business model to negotiate cooperation with other auto parts town national wide, which we believe will attract more merchants to register on our platform and thus further increase our online marketplace services revenue in the future.

Research and development of new products for our self-owned auto perfume and air freshener brand

We have entered into a cooperation with South China Industrial Design Institute (“SCIDI”), and entrusted SCIDI to perform a brand upgrading as well as a comprehensive design for our new products to be launched in 2020. We anticipate that we will release a total of 25 new products at the 2020 Beijing Auto Show next year. Through our continuing research and development of new products, we believe it will greatly enhance the competitiveness of our self-owned auto perfume and air freshener.

Results of Operations for the Years Ended June 30, 2019 and 2018

The following table summarizes the results of our operations during the fiscal years ended June 30, 2019 and 2018, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the years ended June 30,		Variance
	2019	2018	Amount	%
Revenue	$31,415,844	$25,087,911	$6,327,933	25.2%
Cost of revenue and business and sales related tax	17,270,172	14,562,219	2,707,953	18.6%
Gross profit	14,145,672	10,525,692	3,619,980	34.4%

OPERATING EXPENSES
Selling expenses	4,086,658	4,774,722	(688,064)	(14.4)%
General and administrative expenses	3,597,843	3,532,211	65,632	1.9%
Research and development expenses	1,225,896	1,422,605	(196,709)	(13.8)%
Total operating expenses	8,910,397	9,729,538	(819,141)	(8.4)%

INCOME FROM OPERATIONS	5,235,275	796,154	4,439,121	557.6%

OTHER INCOME (EXPENSES)
Interest expense, net	(198,554)	(269,263)	70,709	(26.3)%
Other income, net	123,077	297,290	(174,213)	(58.6)%
Total other income (expense), net	(75,477)	28,027	(103,504)	(369.3)%

INCOME BEFORE INCOME TAX PROVISION	5,159,798	824,181	4,335,617	526.1%

INCOME TAX PROVISION	744,583	96,950	647,633	668.0%

NET INCOME	$4,415,215	$727,231	$3,687,984	507.1%

Revenues

We have revenue from products sales and revenue from services. Revenue from products sales consists of auto perfume, air freshener and other products as well as engine oil sales. Revenue from services consists of online marketplace services and auto beauty shop services. Revenue from online marketplace services is generated from online platform advertising fees, transaction commissions, membership services fees and other services fee from third party merchants and agents. Our net revenues are presented net of PRC business tax and related surcharges, as well as value-added taxes. Our total revenue increased by $6,327,933 or 25.2%, from $25,087,911 for the fiscal year ended June 30, 2018, to $31,415,844 for the fiscal year ended June 30, 2019. The increase in our revenue was mainly due to the growth of our services revenue as well as sales of engine oil as the exclusive dealer of Autobacs China starting November 2018, as discussed in greater details below.

	For the Years Ended June 30,				Variance
	2019	%	2018	%	Amount	%
Products Sales
Auto Perfume, Air Freshener and Other products	$25,792,363	82.1%	$24,754,129	98.7%	$1,038,234	4.2%
Engine Oil	1,975,546	6.3%	377	-%	1,975,169	523,917.5%
Services	3,647,935	11.6%	333,405	1.3%	3,314,530	994.1%
Total Amount	$31,415,844	100.0%	$25,087,911	100.0%	$6,327,933	25.2%

Auto perfume, air freshener and other products sales accounted for 82.1% and 98.7% of our total revenue for fiscal year 2019 and 2018, respectively. Being the main business of Car House Holding Co., Ltd. (the “Company”), revenue from auto perfume, air freshener and other products remained relatively stable with an increase by $1,038,234 or 4.2% from $24,754,129 in fiscal year 2018 to $25,792,363 in fiscal year 2019. Sales of auto perfume and air freshener increased slightly by $380,027 in fiscal year 2019 as compared to the same period in 2018. Since we began our business in developing, manufacturing and selling air fresheners in 2004, we have well established our brand name and reputation as well as developed long-standing relationship with our customers, hence, we are able to maintain the sales of our auto perfume, air freshener and other products throughout the years with stable sales. Meanwhile, sales of other products (e.g. strip LED, road sign, dashboard camera, etc.) increased by $658,207 in fiscal year 2019 as compared to the same period in 2018, primarily due to the increased sales to overseas markets. During the year ended June 30, 2019, we expanded our international trade department which focuses on the development of business in overseas markets, and overseas revenue increased by $565,025 in fiscal year 2019.

Engine oil sales accounted for 6.3% and 0.0% of our total revenue for fiscal year 2019 and 2018, respectively. Revenue from engine oil increased by $1,975,169 or 523,917.5% from $377 in fiscal year 2018 to $1,975,546 in fiscal year 2019, primarily due to a framework agreement we entered into with Baijili to supply engine oil products. Baijili is a supplier of engine oil products for the biggest mobile transportation platform in China national wide. We expect our engine oil sales will continue growing in the coming years.

Services accounted for 11.6% and 1.3% of our total revenue for fiscal year 2019 and 2018, respectively. Revenue from services increased by $3,314,530 or 994.1% from $333,405 in fiscal year 2018 to $3,647,935 in fiscal year 2019, primarily due to the substantial expansion of our online marketplace and mobile application for automotive products. We collect online platform advertising fees, transaction commissions, membership services fees and other services fees from third party merchants and agents. Our online platform was still in early stage of operation in fiscal year 2018; we waived the membership fees and transaction commissions in order to attract more merchants and customers. After years of operation, our online platform has attracted increased numbers of users. Third party domestic and international merchants that are selling products on our website and mobile application increased from 2,336 in fiscal year 2018 to 2,579 in fiscal year 2019. The wholesale customers that have registered to use our website and mobile application to purchase products increased from 130,419 in fiscal year 2018 to 151,175 in fiscal year 2019, of which the active users increased from 110,083 in fiscal year 2018 to 129,592 in fiscal year 2019. Hence, with the increased registered users and the expansion of our online platform, we started to charge membership fees and transaction commissions in fiscal year 2019 while waived such fees in prior fiscal years, and with the increased numbers of end users, our advertising revenue also went up significantly in fiscal year 2019. Therefore, revenue from this segment increased substantially with the increased numbers of users as well as increased transaction volumes on our online platform. The increase was also due to increased revenue from auto beauty shop services by $652,924 from $10,574 in fiscal year 2018 to $663,498 in fiscal year 2019. To support online sales of our products and increase brand awareness, we opened two auto beauty shops in Dongguan and Humen, Guangdong in May 2018.

Cost of Revenue

The following table sets forth the breakdown of the Company’s cost of revenue for the years ended June 30, 2019 and 2018, respectively:

	For the Years Ended June 30,				Variance
	2019	%	2018	%	Amount	%
Products Sales
Auto Perfume, Air Freshener and Other products	$14,697,199	85.1%	$14,367,856	98.7%	$329,343	2.3%
Engine Oil	1,635,106	9.5%	246	-%	1,634,860	664,577.2%
Services	937,867	5.4%	194,117	1.3%	743,750	383.1%
Total Amount	$17,270,172	100.0%	$14,562,219	100.0%	$2,707,953	18.6%

Our cost of revenues consists of raw material costs, packing costs, workforce related costs, overhead costs such as rental and utilities, and depreciation and amortization. Our overall cost of revenues was $17,270,172 for the year ended June 30, 2019, an increase of $2,707,953, or 18.6%, from $14,562,219 for the year ended June 30, 2018. The increase was mainly attributable to the significant increase in cost of revenue from sales of engine oil, as discussed in greater details below.

Cost of revenue from sales of auto perfume, air freshener and other products increased by $329,343 or 2.3% from $14,367,856 in fiscal year 2018 to $14,697,199 in fiscal year 2019. The percentage of increase in cost of revenue was proportional to the percentage of increase in sales.

Cost of revenue from sales of engine oil increased by $1,634,860 or 664,577.2% from $246 in fiscal year 2018 to $1,635,106 in fiscal year 2019. We started to sell engine oil as the exclusive dealer of Autobacs in China in November 2018. The increase in cost of revenue from engine oil sales was in line with the increase in sales.

Cost of revenue from services increased by $743,750 or 383.1% from $194,117 in fiscal year 2018 to $937,867 in fiscal year 2019. The increase was primarily due to the increased cost of revenue from auto beauty shop services by $706,090 from $105,655 in fiscal year 2018 to $811,745 in fiscal year 2019. The increase was mainly due to the increase in rental expenses, as we opened two auto beauty shops in Dongguan and Humen, Guangdong in May 2018. Meanwhile, the operation of our online platform has become more mature and stabilized, and cost of revenue from online marketplace services only increased slightly in fiscal year 2019.

Gross Profit

The following table sets forth the breakdown of the Company’s gross profit for the years ended June 30, 2019 and 2018, respectively:

	For the Years Ended June 30,				Variance
	2019	%	2018	%	Amount	%
Products Sales
Auto Perfume, Air Freshener and Other products	$11,095,164	78.4%	$10,386,273	98.7%	$708,891	6.8%
Engine Oil	340,440	2.4%	131	-%	340,309	259,777.9%
Services	2,710,068	19.2%	139,288	1.3%	2,570,780	1,845.7%
Total Amount	$14,145,672	100.0%	$10,525,692	100.0%	$3,619,980	34.4%

Our overall gross profit increased by $3,619,980 or 34.4% from $10,525,692 in fiscal year 2018 to $14,145,672 in fiscal year 2019, while gross profit margin increased by 3.0% from 42.0% in fiscal year 2018 to 45.0% in fiscal year 2019.

The increase in gross profit and gross margin was mainly due to the contribution from our services segment. Gross profit of services segment was $2,710,068 and $139,288 for the years ended June 30, 2019 and 2018, respectively. The gross margins were 74.3% and 41.8% for the years ended June 30, 2019 and 2018, respectively, primarily as a result of the sharp increase in revenue as we started to charge membership fees and transaction commissions which were waived previously in fiscal year 2018. The increase was also attributable to increased revenue generated from advertising services which has a higher gross margin. 52% of our online marketplace service was generated from advertising services in fiscal year 2019 as compared to 26.4% in fiscal year 2018. The increase in gross margin was partially offset by the lower margin from engine oil segment which was 17.2% during the year ended June 30, 2019. As above-mentioned, we entered into a framework agreement with Baijili, and we made bulk sales to this customer amounted to RMB 13,479,939 (approximately $1,975,546) during the year ended June 30, 2019. The gross margin from this segment is relatively low as compared to our other segments.

Expenses

The following table sets forth the breakdown of our operating expenses for the years ended June 30, 2019 and 2018, respectively:

	For the years ended June 30,
	2019		2018		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%

Total revenue	$31,415,844	100.0	$25,087,911	100.0	$6,327,933	25.2%
Operating expenses:
Selling expenses	4,086,658	13.0	4,774,722	19.0	(688,064)	(14.4)%
General and administrative expenses	3,597,843	11.5%	3,532,211	14.1%	65,632	1.9%
Research and development expenses	1,225,896	3.9%	1,422,605	5.7%	(196,709)	(13.8)%
Total operating expenses	$8,910,397	28.4%	$9,729,538	38.8%	$(819,141)	(8.4)%

Selling Expenses

Our selling expenses primarily include expenses incurred for various sales activities, payroll and sales commission expense paid to our sales and marketing personnel, business travel expenses, sales rebates and discounts, advertising and trade shows, shipping charges and other expenses related to sales activities. Selling expenses decreased by $688,064 or 14.4% from $4,774,722 in fiscal year 2018 to $4,086,658 in fiscal year 2019. This decrease in selling expenses can be attributable primarily due to a decrease in advertising and trade shows expenses by $1,166,395. During the year ended June 30, 2018, we focused on promotion activities in order to enhance our brand awareness and attract more customers. Since we established stable relationships with our customers, we had decreased expenditures related to promotions in the year ended June 30, 2019. The decrease was partially offset by the increased salary and welfare expenses by $564,766 because of the increase sales commissions which was in line with the increase in our revenue during the year ended June 30, 2019. As a percentage of revenues, our selling expenses accounted for 13.0% and 19.0% of our total revenue for the years ended June 30, 2019 and 2018, respectively.

General and Administrative Expenses

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, entertainment expenses, bad debt expenses, office expenses, rental and professional service expenses. General and administrative expenses increased by $65,632 or 1.9% from $3,532,211 in fiscal year 2018 to $3,597,843 in fiscal year 2019, primarily due to increased bad debt expenses of $142,958, in accordance with our bad debt policy. The increase was partially offset by the decrease in professional fees in relation to accounting services by $113,373, due to increase in services fees incurred in fiscal year 2018 for preparation of our initial public offering. As a percentage of revenues, general and administrative expenses were 11.5% and 14.1% of our revenue in 2019 and 2018, respectively.

Research and development expenses

Our research and development expenses consist primarily of salaries and related expenditures for research and development projects. Research and development expenses decreased by $196,709 or 13.8% from $1,422,605 in fiscal year 2018 to $1,225,896 in fiscal year 2019, primarily due to a decrease in research and development expenses incurred for the development of our online platform and mobile application, as the development of our online platform and mobile application already substantially completed in prior fiscal years. As a percentage of revenues, research and development expenses were 3.9% and 5.7% of our revenue in 2019 and 2018, respectively.

Interest expense, net

Interest expense primarily consists of interest expense on our short-term bank loans and short-term borrowings from third parties. Interest expense, net decreased by $70,709 or 26.3% from $269,263 in fiscal year 2018 to $198,554 in fiscal year 2018. The decrease in interest expense was attributable to the decreased interest expense on short-term borrowings from third parties as we paid off all interest bearing loans from third parties during the year ended June 30, 2019. The decrease was partially offset by the increased interest expense on short-term bank loans as the there was an increased average balance of short-term bank loans for the year ended June 30, 2019 as compared to the same period in 2018.

Other income, net

Our net other income primarily consists of government subsidies and gains on sales of plastic and carton waste, and other items with value of small dollar amount. Net other income decreased by $174,213 or 58.6% from $297,290 in fiscal year 2018 to $123,077 in fiscal year 2019. The decrease was primarily due to less government subsidies we received during the year ended June 30, 2019.

Provision for Income Taxes

Our provision for income taxes was $744,583 in fiscal year 2019, an increase of $647,633 or 668.0% from $96,950 in fiscal year 2018. Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. Our subsidiary Car House E-Commerce is incorporated in the PRC and is subject to corporate income tax at a reduced rate of 15% starting from 2016 when it was approved by local government as a High and New Technology Company. The certificate of High and New Technology Company will expire in November 2019. We are currently in the process to renew this certificate before expiration. The increase in income tax is attributable to the increased taxable income in fiscal year 2019.

Net Income

As a result of the foregoing, we reported a net income of $4,415,215 for the fiscal year ended June 30, 2019 as compared to a net income of $727,231 for the fiscal year ended June 30, 2018.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flow from operations and bank loans, when necessary. We plan to support our future operations primarily from cash generated from our operations and cash on hand.

As of June 30, 2019, we had $1,395,239 in cash at bank as compared to $4,226,748 as of June 30, 2018. We also had $12,485,626 accounts receivable balance and approximately $327,664 loan receivable from third parties. Based on the agreements, loan receivable from third parties is expected to be repaid by December 31, 2019. The collection of such receivables will make cash available use in our operation as working capital, if necessary.

As of June 30, 2019, we had positive working capital of $11,320,670. Our working capital requirements are influenced by the level of our operations, the numerical volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing of accounts receivable collections.

As of June 30, 2019, we had approximately $3.6 million bank loans outstanding. We expect that we will be able to renew all of the existing bank loans upon their maturity based on past experience and the Company’s good credit history. Subsequently, in July 2019, we have secured another bank loan with Bank of China, which provides us additional funding of up to RMB 5.0 million (approximately $728,141) as working capital for one year, with a maturity date of June 27, 2020.

On September 2, 2019, Car House Holding Co., Ltd., Car House Group Limited (HK), Guangdong Car House Electronic Commerce Technology Co., Ltd and three original shareholders of the Company entered into an investment agreement. Pursuant to the agreement, one of the original shareholders shall subscribe 6,250 new ordinary shares of the Company with a total payment of RMB 40,182,667. The Company has received the RMB 40,182,667 (approximately $5,668,872) of subscription payment on October 21, 2019. Upon the completion of this subscription, this shareholder owns 20% of the equity interest of the Company.

We believe that our current cash and cash flows provided by future operating activities, bank borrowings, and the estimated net proceeds from this offering will be sufficient to meet our working capital needs in the next 12 months from the date the audited financial statements were issued. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we decide to accelerate our growth, then additional financing may be required. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

In the coming years, we will be looking to other sources, such as equity financing, to meet our cash needs. While facing uncertainties in regards to the size and timing of capital raises, we are confident that we can continue to meet operational needs solely by utilizing cash flows generated from our operating activities and shareholder working capital funding, as necessary.

Substantially all of our current operations are conducted in China and all of our revenue, expenses, cash and cash equivalents are denominated in RMB. Due to the PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars, we may have difficulty distributing any dividends outside of China. On April 8, 2018, our Board of Directors approved a resolution to pay a cash dividend of RMB 6,071,646 (equivalent to $917,195) to its major shareholders at the time of record, out of the retained earnings balance of Car House E-Commerce. RMB 1,153,613 (equivalent to $174,267) individual income tax was withheld and paid by the Company during the year ended June 30, 2018. After the deduction of individual income tax, RMB 4,918,033 (approximately $0.7 million) was payable to its shareholders. During the year ended June 30, 2019 and 2018, RMB 796,449 (approximately $0.1 million) and RMB 178,080 (approximately $0.03 million) were paid and RMB 3,943,504 (approximately $0.6 million) and RMB 4,739,953 (approximately $0.7 million) were outstanding as of June 30, 2019 and 2018. We do not plan to further pay any dividends out of our restricted net assets in the foreseeable future.

We have limited financial obligations denominated in U.S. dollars, thus the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on our liquidity, financial condition, and results of operations.

The following table sets forth summary of our cash flows for the periods indicated:

	For the years ended June 30,
	2019	2018

Net cash used in operating activities	$(604,174)	$(4,289,206)
Net cash used in investing activities	(1,214,463)	(695,413)
Net cash provided by (used in) financing activities	(877,878)	6,073,720
Effect of exchange rate changes on cash	(134,994)	131,668
Net increase (decrease) in cash	(2,831,509)	1,220,769
Cash, beginning of year	4,226,748	3,005,979
Cash, end of year	$1,395,239	$4,226,748

Operating Activities

Net cash used in operating activities was $604,174 in fiscal year 2019, mainly derived from a net income of $4,415,215 for the year, and net changes in our operating assets and liabilities, which mainly included an increase in accounts receivable of $7,690,183 because we strengthened our sales and marketing efforts and increased sales of our products and services, an increase in inventory of $2,021,133 because we started engine oil business in fiscal year 2019, we stocked up our inventory so that we can timely meet the increasing demand from our customers, an increase in accounts payable to third party and related party of $2,828,302 due to the increased purchase as well as an increase in tax payable of $787,059.

Net cash used in operating activities was $4,289,206 in fiscal year 2018, mainly derived from a net income of $727,231 for the year, and net changes in our operating assets and liabilities, which mainly included an increase in accounts receivable of $1,048,192 because we strengthened our sales and marketing efforts and increased sales of our products and services. The increase in inventory of $3,323,058 was because we purchased a large amount of raw material during the year ended June 30, 2018 when the prices were relatively low, a large of amount of finished goods yet to be delivered to the customers and a decrease in other payables of $1,197,748.

Investing Activities

Net cash used in investing activities amounted to $1,214,463 for fiscal year 2019, including purchase of property and equipment of $1,624,816 and repayments from loans to third parties of $425,008.

Net cash used in investing activities amounted to $695,413 for fiscal year 2018, including purchase of property and equipment of $1,166,488, repayments from loans to third parties of $838,188 and payments made for loan to third parties of $367,113.

Financing Activities

Net cash used in financing activities amounted to $877,878 for the year ended June 30, 2019, primarily consist of proceeds from short-term bank loans of $3,663,863 (RMB 25 million), from banks as working capital for one year. On the other hand, we also repaid $2,469,443 (RMB 16.9 million) short-term bank loans to upon loan maturity. In addition, we repaid $1,978,486 (RMB 13.5 million) short-term borrowings due to third parties during the year ended June 30, 2019.

Net cash provided by financing activities amounted to $6,073,720 for the year ended June 30, 2018, primarily consist of proceeds from one-year bank loans of $2,612,812 (RMB 17 million) for working capital purposes. On the other hand, we repaid $1,844,338 (RMB 12.0 million) short-term bank loans to upon loan maturity. In addition, the Company received $797,890 from a related party as loan for fund the Company’s operations, and capital contribution of $4,865,725 from one of the original shareholders of Car House E-Commerce.

Contractual obligations

As of June 30, 2019, our contractual obligation is as follows:

		Less than	1-2	2-3	3-4	4-5
Contractual obligations	Total	1 year	years	years	years	years	Thereafter
Short-term bank loans (1)	$3,640,706	$3,640,706	$-	$-	$-	$-	$-
Future lease payments (2)	10,506,143	1,785,275	1,789,652	1,660,184	749,797	630,016	3,891,219
Total	$14,146,849	$5,425,981	$1,789,652	$1,660,184	$749,797	$630,016	$3,891,219

(1)	As of June 30, 2019, our contractual obligation to repay outstanding short-term bank loans totaled $3,640,706.

(2)	The Company leases its offices, stores and plant for its headquarters and local branches, which are classified as operating leases in accordance with Topic 842. As of June 30, 2019, our Future lease payments totaled $10,506,143.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of June 30, 2019.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

We have historically achieved our highest sales levels during March, July, November and December of each year. This pattern is largely due to national industry events in March and July and promotional activities of nationwide online marketplace in November. Our primary customers such as auto product retailers generally increase their sales efforts in December to meet their annual performance goal, which facilitates sales of our products.

Critical Accounting Policies and Estimates

We believe it is helpful for investors to understand the critical accounting policies underlying our financial statements. Please refer to Note 2 of our Consolidated Financial Statements included in this Prospectus for details of our critical accounting policies. The areas that require significant judgment and estimate for our consolidated Financial Statements include: the valuation of accounts receivable, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities and revenue recognition. These are also disclosed in Note 2 of our Consolidated Financial Statements.

INDUSTRY OVERVIEW

We have engaged China Research and Intelligence Co., Ltd. (“CRI”) to prepare a commissioned industry report that analyzes the PRC automotive supply B2B industry. All information and data presented in this section have been derived from CRI’s industry report, unless otherwise noted. The following discussion includes projections for future growth, which may not occur at the rates that are projected or at all.

Overview

Automotive supply refers to products used in the fields of automobile modification, automotive beauty, automotive decoration, etc. Automotive supply mainly includes automotive electronics and electrical products, automotive safety products, automotive beauty and maintenance products and automotive decorations.

Industry Chain

The upstream of automotive supply B2B platforms is the manufacturers of automotive supply, agencies for overseas brands, the franchised outlets of automotive beauty and maintenance and relevant consultation and service providers.

The midstream is automotive supply B2B platforms that connect the automotive supply in the upstream and the micro, small and medium-sized customers in the downstream, cut complicated intermediate links and optimize information matching for the supply chain. When delivering products from upstream suppliers to downstream customers, these platforms obtain transaction data that are valuable to upstream suppliers. In contrast, the traditional business model is characterized with circulation links and high costs. As a result, retail prices are much higher than factory prices. B2B platforms disclose information, simplify transactions and optimize the allocation of information and resources based on big data analysis and the prices of automotive supply on these platforms are more reasonable.

The downstream is mainly automotive beauty stores, automobile repair and maintenance shops and auto dealerships. It also includes the wholesalers and retailers of automotive supply.

Industry Chain of China’s Automotive Supply Industry

Source: the CRI report

China’s E-commerce Market

China has been a leading player in the e-commerce industry in terms of scale and diversity. In particular, it has been ranking the first in the world for many years in terms of online retail sales. At the end of 2018, the e-commerce GMV in China reached RMB 31.63 trillion (approximately $4.78 trillion). In particular, B2B e-commerce GMV reached RMB 22.50 trillion, accounting for 71.1% of total E-commerce GMV. China remains the world’s largest online retail market.

E-commerce GMV and B2B E-commerce GMV in China, 2014-2018

Source: The Department of Electronic Commerce and Informatization of China’s Ministry of Commerce

China’s Automotive Supply Market

In 2018, the market size of automotive supply in China was RMB 197.74 billion (approximately $29.88 billion), representing a CAGR of 19.80% from 2014 to 2018. By sales value, automotive electronics accounted for the largest market share of 32% because of the variety of products and high added value; the market share of automotive decorations such as car perfume and seat cushions was 29%; the market share of automotive beauty and maintenance products such as lubricating oil and car film was 27%; and the market share of other automotive supply was 12%.

Market Size of China’s Automotive Supply Industry, 2014-2023

	Market Size (RMB billion)
Year	Electronics	Decorations	Beauty and maintenance	Others	Total
2014	31.55	26.75	26.45	11.21	95.96
2015	37.55	32.37	31.52	13.52	114.96
2016	44.68	39.17	37.58	16.30	137.72
2017	53.17	47.39	44.79	19.64	164.99
2018	63.28	57.34	53.39	23.73	197.74
2019F	73.72	67.67	61.99	27.76	231.13
2020F	85.88	79.85	71.97	32.48	270.18
2021F	100.05	94.22	83.55	38.00	315.83
2022F	116.56	111.18	97.00	44.47	369.21
2023F	135.79	131.19	112.62	52.02	431.63
2014-2018 CAGR	19.0%	21.0%	19.2%	20.6%	19.8%
2019-2023F CAGR	16.5%	18.0%	16.1%	17.0%	16.9%

Source: the CRI report

Analysis of China’s Automotive Supply B2B industry

The automotive supply B2B platforms in China mainly include: (1) the automotive supply B2B platforms transformed from automotive supply distributors, automotive supply manufacturers, or automobile repair and maintenance businesses, (2) automotive supply B2B platforms established by the enterprises or individuals previously engaged in e-commerce, and (3) the automotive supply B2B platforms affiliated with automobile manufacturers.

Although all famous e-commerce websites such as Alibaba, Tmall, JD.com and Suning.com have B2B automotive supply columns but they neither regard B2B automotive supply as their core business nor disclose the GMV of their automotive supply. Therefore, the market research this section is based upon is not based on the B2B automotive supply columns of large e-commerce websites but instead on B2B platforms focusing on automotive supply.

In 2018, the GMV of China’s automotive supply B2B industry was RMB 60.77 billion, representing a CAGR of 23.30% from 2014 to 2018.

GMV of China’s Automotive Supply B2B Industry, 2014-2023

	Market Size (RMB billion)
Year	Electronics	Decorations	Beauty and maintenance	Others	Total
2014	8.84	8.03	6.08	3.36	26.31
2015	12.02	10.36	8.20	4.06	34.63
2016	14.30	12.53	9.77	4.89	41.49
2017	17.02	15.17	11.65	5.89	49.72
2018	18.98	20.07	13.88	7.83	60.77
2019F	23.59	21.65	16.12	8.33	69.69
2020F	27.48	25.55	18.71	9.74	81.49
2021F	32.02	30.15	21.72	11.40	95.29
2022F	37.30	35.58	25.22	13.34	111.44
2023F	48.89	53.79	32.66	18.21	153.54
2014-2018 CAGR	21.1%	25.8%	22.9%	23.5%	23.3%
2019-2023F CAGR	20.0%	25.5%	19.3%	21.6%	21.8%

Source: the CRI report

China’s Bottled Perfume, Solid Perfume and All-season Seat Cushions Market

Bottled Perfume and Solid Perfume

By product type, car perfume on the Chinese market is classified into bottled perfume, solid perfume, hanging perfume and perfume refills. In 2018, bottled perfume had the largest share of about 41% on China’s car perfume market and solid perfume had a market share of approximately 16%. As an essential for Chinese car owners, car perfume is mainly sold through agents. The typical practice is for car perfume suppliers to set up one or two general agents in each province and have the general agent distribute car perfume to terminal channels such as supermarkets, B2B platforms, dealers, automobile repair shops and automotive supply stores. Some enterprises also directly sell car perfume to end consumers by opening flagship stores on B2C platforms such as Tmall and JD.com.

In 2018, the market size of car perfume in China was approximately RMB 5 billion. Specifically, the market size of bottled perfume was about RMB 2.05 billion, with GMV of about RMB 610 million on the B2B market; the market size of solid perfume was about RMB 800 million, with GMV of about RMB 240 million on the B2B market.

All-season Seat Cushions

With the increasing automobile reserves in China, the consumption of automotive supply is rising, and seat cushions have become essentials for car owners. Traditional seat cushions are vulnerable to seasonal factors. Linen seat cushions and viscose seat cushions are required in summer and wool cushions and down seat cushions are required in winter, which forces car owners to spend much on various seat cushions. In contrast, all-season seat cushions can be used all the year round. Easy to use and money-saving, they have become the first choice of many car owners. It is expected that all-season seat cushions will become the mainstream seat cushions in the next few years as their market share increases.

According to CRI, in 2018, the market size of all-season seat cushions in China reached about RMB 12 billion, with GMV of RMB 3.60 billion on the B2B market. As the automobile reserves continue to increase, the market size of all-season seat cushions in China will continue growing from 2019 to 2023.

Market Size of China’s Bottled Perfume, Solid Perfume and All-season Seat Cushions

	Market size (RMB million)			GMV of B2B platforms (RMB million)
Year	Bottled Perfume	Solid Perfume	All-season Seat Cushions	Bottled Perfume	Solid Perfume	All-season Seat Cushions
2014	922	371	5,329	241	95	1,406
2015	1,126	449	6,528	304	120	1,778
2016	1,375	545	7,997	384	151	2,250
2017	1,679	660	9,796	484	190	2,846
2018	2,050	800	12,000	610	240	3,600
2019F	2,429	945	14,460	768	301	4,543
2020F	2,879	1,116	17,424	967	377	5,734
2021F	3,411	1,318	20,996	1,217	472	7,236
2022F	4,042	1,556	25,301	1,533	592	9,131
2023F	4,790	1,838	30,487	1,930	741	11,524
2014-2018 CAGR	22.1%	21.2%	22.5%	26.1%	26.0%	26.5%
2019-2023F CAGR	18.5%	18.1%	20.5%	25.9%	25.3%	26.2%

Source: the CRI report

Competition Landscape

According to CRI’s market survey, by September. 2019, there are more than 100 independent automotive supply B2B platforms in China.

According to CRI’s market survey, by GMV, the top 5 automotive supply B2B platforms in China were Car House, Kzmall, MCYZ, 9daye and Yasn in 2018. Car House had the largest market share of about 0.88%.

Chart Top 5 Automotive Supply B2B Platforms in China, 2018

Name	GMV of automotive supply in 2018 (RMB million)	Market share
Car House	535	0.88%
Kzmall	120	0.20%
MCYZ	110	0.18%
9daye	100	0.16%
Yasn	85	0.14%

Note: The GMV data is for the period from Jul. 2018 to Jun. 2019.

Source: The above enterprises; CRI

Development Environment

Large automobile market in China

In 2018, the sales volume of automobiles in China reached 28.08 million units, ranking the first in the world for 10 consecutive years and representing a CAGR of 4.60% from 2014 to 2018. At the end of 2018, the number of civilian cars in China was 240.28 million, ranking behind only the United States that had a CAGR of 11.70% for the same period. The large sales volume and number of automobiles in China are favorable to the development of the automotive supply B2B industry.

Thriving Internet and e-commerce industries in China

At the end of 2018, the number of Internet users in China reached 829 million by 56.53 million. The penetration rate of the Internet was 59.60%. The number of mobile Internet users increased to 817 million by 64.33 million from 753 million in 2017. In 2018, the GMV of e-commerce in China increased to RMB 31.63 trillion by 8.50% YOY from RMB 29.16 trillion in 2017. China ranks the first in the world in terms of both the number of neitizens and the GMV of e-commerce, which is conducive to the development of the automotive supply B2B industry.

Government policy support

The Chinese government has issued policies on e-commerce and the automotive aftermarket, which indirectly encourages the development of the automotive supply B2B industry. According to Article 64 of the E-commerce Law of the People’s Republic of China that came into force on January. 1, 2019, the State Council and the government of provinces, autonomous regions and municipalities directly under the central government should include the development of e-commerce in the national economic and social development plan, formulate scientific and rational industrial policies and encourage e-commerce innovation. Both the Medium- and Long-term Plan for Development of the Automotive Industry and the Implementing Program for Improving and Enhancing Consumption Systems and Mechanisms (2018-2020) require developing and tapping the potential of the automotive aftermarket. As automotive supply is widely used for automobile maintenance, repair and modification, the development of China’s automotive aftermarket will undoubtedly increase the consumer confidence in automotive supply.

Opportunities and Challenges

Driving Forces and Opportunities

●	As China’s economy continues to grow and Chinese people’s incomes continue to increase, automotive supply is becoming increasingly affordable. It is expected that the market size of automotive supply in China will grow at a CAGR of more than 10% from 2019 to 2023.

●	From 2019 to 2023, the increasing automobile reserves in recent years will drive the growth of China’s automotive supply market.

●	The increasing number of O2O users in China will facilitate the development of the B2B+O2O model. According to data available to CRI, from 2014 to 2018, the number of O2O users in China increased from less than 100 million to 300 million, which enabled the integration of B2B and the services of traditional stores. For example, users can place orders online and take delivery or enjoy services at offline stores. Therefore, the growing number of O2O users can promote the development of B2B+O2O in the automotive supply industry.

●	At the end of 2018, the number of mobile Internet users in China exceeded 1 billion, which will promote the development of the automotive supply B2B industry.

●	The emergence of new technologies (e.g. 5G) and new materials :(i)Traditional car seat cushions are mostly made from leather, polyurethane (PU), cotton cloth, etc. Car owners need to purchase seat cushions of different materials for different seasons. The emergence of new materials such as 3D honeycomb fabrics makes it possible to develop and produce seat cushions that can be used in all seasons. (ii) As formaldehyde-containing glue is used in the production of traditional car seat cushions, traditional car seat cushions smell and are harmful to health. In contrast, the glue used in the production of new-type car seat cushions contains no formaldehyde. Therefore, new-type car seat cushions that have no odor are favored by car owners. The availability of new materials will facilitate the R&D and launch of new automotive supply, give new impetus to the automotive supply market and foster the development of the automotive supply B2B industry.

●	As affected by B2B or B2C e-commerce, few downstream stores purchase goods from traditional automotive supply stores or markets. In addition, traditional automotive supply stores and markets need to pay high rents. They will inevitably choose B2B platforms to reduce fixed rents and attract more customers.

Challenges for the Industry

●	Competition from new entrants: As China’s automotive supply market expands, some enterprises from other industries may also invest in and intensify the competition in the automotive supply B2B industry. Traditional comprehensive B2B platforms such as Alibaba will probably set up specialized B2B automotive supply platforms. Such B2B automotive supply platforms have the following advantages: (i) They are backed by the abundant financial strength of their parent companies. (ii) They can get users from their parent companies. The disadvantages include: (i) The operation mode of specialized B2B automotive supply platforms is quite different from that of comprehensive B2B platforms while the top managers of the B2B automotive supply platforms established by comprehensive B2B platforms are all Internet industry professionals who are inexperienced in running specialized B2B automotive supply platforms. (ii) Such B2B automotive supply platforms are usually required to reach the performance goals set up by their parent companies. For example, within three years, they must make profits or have a certain number of users or the GMV must reach a certain amount. If they fail to reach these goals, these platforms will be closed.

●	Increase in operating costs: Overall, the operating costs (labor cost, marketing expenses, etc.) of automotive supply B2B industry are rising. Such increase is due to a number of factors: (i) The labor costs are rising. In 2018, the annual per capita wage in China’s urban private enterprises of information transmission, software and information technology services was RMB 76,326, increasing by 8.40% from RMB 70,415 in 2017. (ii) The e-commerce industry is seeing a rise in advertisement costs, mainly Internet advertisement costs. (iii) Other expenses such as office rent are also increasing. Overall, the operating costs of China’s automotive supply B2B industry are increasing.

Key Factors for Success in China’s Automotive Supply B2B Industry

●	Car House has obtained strategic investment from Autobacs, the largest automotive supply enterprise in Asia, which helps attract foreign automotive supply brands to the Chinese market.

●	Car House is the only profitable automotive supply B2B platforms in China while other major market players such as MCYZ, 9daye have long been at a loss. Car House can make profits because (i) it has its own brand, i.e. Carori, (ii) it is the general agent in China for the engine oil of famous Japanese brand Autobacs and (iii) it has a large member base (more than 150,000 members by the end of Jun. 2019).

●	Car House combines B2B and O2O models, which not only attracts customers through online promotion but also improves customer satisfaction through offline stores. Car House can guide online customers to offline stores, which makes offline products and services accessible to customers and enhances customer loyalty. Meanwhile, offline stores can recommend Car House app to offline customers, which increases the number of app users and GMV.

●	Car House replaces low-value products that are purchased more frequently with high-value and highly-profitable products that are purchased less frequently. The ultimate goal of an automotive supply B2B platform is to make more profits. Low-value products have low gross profit margins because of low technological content and fierce market competition. Despite large sales volume, the GMV and profits are low. The sales of high-value products with high gross profit margins can lead to higher GMV and profits.

Prospect of China’s Automotive Supply B2B Industry

GMV of China’s Automotive Supply B2B Industry

It is expected that as the automobile reserves in China keep increasing, the market size of automotive supply will continue to expand from 2019 to 2023. The market size of PRC automotive supply is anticipated to reach RMB 431.63 billion in 2023, representing a CAGR of 16.90% from 2019 to 2023. The GMV of China’s automotive supply B2B industry is expected to reach RMB 153.54 billion in 2023, representing a CAGR of 21.80% from 2019 to 2023.

Overall, the automotive supply B2B industry is taking up a larger proportion of China’s automotive supply market. The percentage increased from 27.40% in 2014 to 30.70% in 2018 and is expected to reach 35.60% in 2023. With the increasing use of mobile Internet, an increasing number of consumers place orders online and take delivery offline. The B2B+O2O model makes purchase less time-consuming and offers more preferential prices.

New energy vehicle supplies

New energy vehicle supplies will become a hotspot of the competition among B2B platforms. From 2014 to 2018, the sales volume of automobiles in China grew by only 19.50% while the sales volume of new energy vehicles in China grew by 1,580%. It is expected that the sales volume of new energy vehicles in China will maintain rapid growth and the proportion of new energy vehicles in automobiles will also rise from 2019 to 2023. As new energy vehicles are different from fuel vehicles in terms of power and heating, ventilation, and air conditioning (HVAC), the new energy vehicles supplies market will be different from the automotive supply market. New energy vehicles differ greatly from traditional fuel vehicles in terms of power and heat dissipation because of the replacement of internal combustion engines with electric motors. Therefore, new energy vehicles are more demanding on engine oil and need to be equipped with more automotive electronics.

Product structure

The product structure will be upgraded. As the income of Chinese consumers increase, the demands for automotive supply are also upgrading. For example, all-season seat cushions are taking up a larger share of China’s car seat cushion market. In addition, the demand for imported automotive supply is also expanding. The import value of automotive supply in China was USD 3,087 million in 2014 and USD 3,493 million in 2017. Because of the Sino-U.S. trade war, China Customs did not disclose the import value in 2018. Overall, the import value shows an upward trend.

Financing capacity

Financing capacity will be important to succeeding in market competition. B2B platforms that excel in raising funds are more likely to succeed in the fierce market competition.

BUSINESS

OVERVIEW

We are a B2B e-commerce platform of automotive products and a supplier of auto perfume and auto air fresheners. Since our inception in 2004, we have been specializing in the development, manufacturing and sales of auto perfume and air fresheners. We also operate an online B2B marketplace of automotive products focusing on serving wholesale and retail customers in China. Our business operation currently consists of three aspects: B2B e-commerce platform, automotive products and auto beauty services.

B2B E-Commerce Platform. We operate an online marketplace of automotive products. Our platform currently consists of our Car House mobile application and our www.car-house.cn website. The business model of our platform is an online marketplace serving third-party merchants complemented by direct sales of our own products. As a shopping platform, we provide the infrastructure and services for third party merchants to complete transactions with customers on our platform. Our online marketplace has grown substantially since we launched our Car House mobile application and our www.car-house.cn website. There are currently approximately 2,600 third party domestic and international merchants that are selling approximately 184,000 types of automotive products on our platform. Our gross merchandise volume, or GMV, increased from RMB 455 million (approximately $64 million) in the fiscal year ended June 30, 2018 to RMB 590 million (approximately $83 million) in the fiscal year ended June 30, 2019. The majority of purchasers on our platform are wholesale customers such as auto product retailers, car dealers, commercial car care shops and professional detailing businesses and the remaining are retail consumers such as private car owners. As of the date of this prospectus, there are approximately 152,000 wholesale customers that have registered to use our website and mobile application.

In addition to third-party merchants’ sales, we also sell our own products, primarily auto perfume and auto air fresheners on our website and mobile application. For fiscal year ended June 30, 2019 and 2018, revenue generated from sales of auto perfume and air fresheners on our platform accounted for 64% and 44% of the total revenue arising from sales of auto perfume and air freshener, respectively.

Auto Perfume, Air Freshener and Other Products. We began our business in developing, manufacturing and selling auto perfume and air freshener products in 2004. The products we offer primarily include auto perfume and auto air fresheners that are designed to refresh interior automobile surfaces and improve driving experience. We currently offer over 200 types of auto perfume and 13 types of auto air fresheners. All our auto perfume and air freshener products are developed by our in-house research and development team and manufactured at our facility located in Dongguan, Guangdong Province. We sell our auto perfume and air freshener products primarily to wholesale customers such as auto product retailers, auto dealers, commercial car care shops and professional detailing businesses. As of the date of this prospectus, the majority of our auto perfume and air freshener products are sold through our online marketplace while the remaining are sold through other online marketplaces such as Tmall and Taobao, a marketplace operated by Alibaba Group, and JD.com., respectively. In addition to auto perfume and air freshener products, we also sell other products such as perfume bottles provided by third parties. Our 香百年Carori brand is well recognized brand in the auto air freshener market in China. We were the only auto freshener business that participated in the 2010 Shanghai World Expo and selected as the official partner for the Auto Changes Life theme week of the event.

Engine Oil. In November 2018, we became the exclusive authorized dealer of Autobacs China, a retailer of automotive parts and accessories based in Japan, to sell Autobacs fully synthetic Engine oil, Autobacs ATF oil, and Autobacs CVTF Oil under the brand name “Autobacs” in China (excluding Hong Kong and Taiwan district). Such business cooperation gives us additional access to retail and wholesale consumers of automotive products and further broadens our sales channels.

Auto Beauty Shops. To support online sales of our products and increase brand awareness, we opened two auto beauty shops in Dongguan and Humen, Guangdong, in May 2018. The services we provide include car wash, car maintenance and automotive detailing. In addition to our directly owned auto beauty shops, we plan to expand our auto beauty shop nationwide via brand authorization.

The diagram below illustrates the key aspects of our business and interconnection among different segments:

We generate revenue through sales of our auto perfume, air fresheners and other products, engine oil sales, fees we charge third party merchants on our online marketplaces and service fees at our auto beauty shops. The fees we charge third party sellers include a membership service fee, a commission of up to 3% of their sales and advertising fees for participating in promotional events of our marketplace. Our net revenues were $31.4 million and $25.1 million for fiscal year ended June 30, 2019 and 2018, respectively. For fiscal year 2019, 88.4% of our revenue derived from sales of auto perfume, air fresheners and engine oil, 9.5% derived from commissions and other fees paid by third party merchants and 2.1% was from services provided at our auto beauty shops. We achieved net income of $0.7 million in 2018 and $4.4 million in 2019.

Our goal is to become a solution provider that integrates online and offline resources to provide one stop shopping for automotive product consumers in China. We distinguish ourselves from many online marketplaces by focusing on automotive products. We also distinguish ourselves from other providers of automotive products by leveraging our ability to integrate online and offline resources and eventually offering more flexibility and convenience for customers shopping for automotive products. In order to further develop our business and achieve our objective, we plan to implement a number of growth strategies discussed below under “Our Strategies.”

OUR COMPETITIVE STRENGTHS

We believe the following key competitive strengths have contributed to our growth to date and plan to continue leveraging these advantages to capture additional market share:

Focus on and Competitive Position in Automotive Products in China. Our platform is one of the few online marketplaces in China that focus on automotive products. Our car-house.cn website and mobile application offer a selection of products that serve the needs of customers for this type of products. We believe that such niche focus will distinguish our platform from many other marketplaces in China. Compared to other marketplaces that focus on automotive products, we have competitive advantages in terms of the number of brand names selling on the platform, the number of SKUs and the number of wholesale customers registered with the platform. As of the date of this prospectus, the number of our cumulative SKUs is 184,000 and the number of cumulative registered customers is 150,000.

Industry-Leading Research and Development Capacity. We have dedicated considerable resources to our technology and product research and development efforts. All our auto perfume and air freshener products and the technology infrastructure for our online marketplace are developed by our in-house R&D teams. Our research and development department consists of a team of over 30 professionals focusing on developing technologies related to our auto perfume and air freshener products and a team of over 30 professions dedicated to developing and upgrading our online platform and related mobile application. For the year ended June 30, 2019 and 2018, we incurred research and development expenses of $1,225,896 and $1,422,605, respectively. As of the date of this prospectus, we have obtained 223 patents from the PRC related to technologies used in our auto perfume and air freshener products and 5 software copyright relating to our website and mobile application. We have been recognized as a High and New Technology enterprise since November 2016.

Ability to Integrate Online and Offline Resources. When we began our auto perfume and air freshener business in 2004, our products were initially distributed and sold through traditional offline channels to wholesale and retail consumers. After 15 years of operations, we have been able to build a customer base and brand awareness for automotive products nationwide. By levering such offline resources, we have managed to build and continue to expand a customer base for our online marketplace. Our products and products of third party merchants can also be sold at our auto beauty shops, which gives customers the opportunity to experience such products. Our online marketplace allows us to serve customers outside the coverage of our traditional offline distribution channels. We believe that our ability to integrate online and offline resources facilitates our overall product sales and increases awareness of our brand.

Vertical Integration. We manage all aspects of the design, manufacturing and sales of our auto perfume and air freshener products. The vertical integration enables our sales, research and development and production teams to efficiently communicate and better understand customer requirements and industry trends. Our direct ownership of our manufacturing facility also allows us to control production timelines and implement quality control. Such integration, in our view, lays the foundation for improving our customers’ user experience and enhancing our brand image.

Proprietary Technology Platform. We have built our own technology platform www.car-house.cn and related mobile application. This platform enables us to accurately process and fulfill increasingly large numbers of orders at peak periods while maintaining processing speed and quality consistency, as well as powering full supply chain visibility and control. Our technology platform currently has the capacity to process up to 2,000 orders per day. In response to the increasing online shopping through mobile internet, we have invested substantial resources to build a mobile application that is dedicated to providing a positive mobile shopping experience. Through our easy to use mobile application, our customers can browse our product selections as soon as our mobile applications are activated on their mobile devices, and make quick purchase decisions regardless of their locations. Our Android- and iOS-based mobile applications allow customers to quickly and efficiently view, discover, select and purchase our product offerings. We also update our web and mobile application on a regular basis to maintain the security and improve technical features based on technology developments as well as feedback from customers and merchants.

Substantial Industry Experience. We have been in the business of auto perfume and air fresheners products for over 15 years. Our management team consists of members with an aggregate of over 40 years of experience in the automotive product industry. Mr. Haitao Jiang, our Chief Executive Officer and Chairman, has 20 years of experience in the automotive product industry. Mr. Chonghao Xiao, the co-founder of our operating subsidiary, has 14 years of experience in sales and 12 years of experience in automotive products industry. Mr. Xinglin Fang, manager of our online marketplace department, has approximately 10 years of experience in software development and technology services. Mr. Congsheng Yu, manager of our online marketplace department, has approximately 10 years of experience in automotive products and 21 years of experience in sales.

OUR STRATEGIES

Our goal is to become an integrated solution provider in the automotive product market in China. We intend to achieve our goal by pursuing the following growth strategies:

Integrate Different Segments. In order to increase our overall competitive ability and distinguish ourselves from our competitors in both the auto perfume and air freshener products and e-commerce space, we are dedicated to the integration of the different segments of our business. Specifically, we will continue to leverage our existing customer relationships developed through offline auto perfume and air freshener sales to attract additional customers and maintain existing customers for our online marketplace. We can market our own auto perfume and air freshener products through our marketplace to access customers that are outside the coverage of our traditional marketing channels. More importantly, the combination of online and offline channels for sales of our products will offer our customers the flexibility to purchase our products either online, in the physical stores, or through a combination of both offerings.

Exploring Alternative Channels to Expand Customer Base. Since our launch of the car-house marketplace, we have been primarily relying on word-of-mouth referrals, participation in industry events as well as traditional and new media advertising to expand the customer base for our platform. While we continue our efforts through these channels, we are also exploring alternative marketing strategies such as seeking strategic relationships with organizations and social platforms that serve auto product retailers, auto dealers and other wholesale consumers for products. We believe that, such relationships will give us opportunities to interact with our target consumers and increase brand awareness within this group.

Implementing Strategies to Attract Reliable Third Party Merchants. As part of our efforts to future expand product offering on our platform, we plan to attract additional third-party merchants, primarily small and medium size automotive product manufacturers and wholesalers. Among other efforts, we are negotiating strategic cooperation with one of the major auto parts malls in Guangdong through which we will have access to auto parts merchants currently selling in the mall and present sale opportunities on our platform to these merchants. If such cooperation turns out to be successful, we will expand such model nationwide by entering into cooperation with auto parts malls in other regions of China. We also developed merchants crediting feature based on key criteria such as delivery turnaround time, monthly sales and customer feedback for both our website and mobile applications. Such feature will help us select more reliable and reputable third party merchants and improve customers’ shopping experience on our platform.

OUR PRODUCTS

The products we sell are primarily auto perfume and air fresheners that are designed to refresh interior automobile surfaces. We currently offer over 200 types of auto perfume and 13 types of auto air fresheners. Sales of auto perfume and air fresheners accounted for 80% and 88.2% of our product sales revenue for fiscal year ended June 30, 2019 and 2018, respectively. We also sell other products such as vehicle care products. We anticipate that the focus of our product offerings will remain unchanged in the near term.

Our online marketplace and mobile application offer a wide range of automotive aftermarket products. We currently have over 184,000 SKUs of products available on our internet platform. The main categories include car wash and wax products, protectants, cleaners, auto perfume, air freshener, vehicle care products and auto electronics. While most products on our platforms are domestic products, we and third party merchants also offer products of international brands. We believe that such product offerings align with the demands of our target customers, namely wholesale and retail customers of automotive aftermarket products.

OUR PLATFORMS

Mobile Application

We believe consumers in China increasingly shop online through mobile internet and such trend will continue in the near term. As such, we have invested substantial resources to build a mobile platform dedicated to providing a superior mobile shopping experience. Sales through our mobile platform have grown significantly since its launch in April 2016. Approximately 99% of our GMV was generated from our mobile platform in fiscal year 2019.

Our Android- and iOS-based mobile applications allow customers to quickly and efficiently view, discover, select and purchase our products offered at our sales events. The layout of products offered on our mobile applications is intuitive and easy to use. Customers can browse our recommended product selections, which are immediately accessible as soon as our mobile applications are activated on their mobile devices, and make quick purchases at any time and regardless of their locations. In addition, customers can conveniently browse and search for products based on brand, category, product functionality, and can sort product listings by popularity, price and discount level.

Our car-house.cn website

We developed and launched our car-house.cn website in June 2018. As a shopping platform, we provide the infrastructure and services for third-party merchants to complete transactions with customers on our platform. As of the date of this prospectus, there are approximately 2,600 domestic and international merchants, including 2,000 brand names. We also sell our own auto perfume and air freshener products directly to customers via our platform.

Our platform focuses on automotive aftermarket products, which distinguishes ourselves from many online marketplaces in China. Driven by such focus, our website features a carefully selected catalog of products, including car wash and wax products, protectants, cleaners, auto perfume, air fresheners, vehicle care products, and auto electronics. Our website interface is also fully integrated with our warehouse management system, enabling us to track order and delivery status on a real-time basis.

Our website design offers various features to improve customers’ shopping experience and make informed purchase decisions. On our car-house.cn platform, customers can search for products based on product name and category as well as merchant name. For each product, we provide customers with detailed product information, including product specifications, user guides, photographs, customer reviews and ratings. Our customers can also customize their payment and delivery preferences. To facilitate the ease of the checkout process for our repeat customers, our database keeps track of their preferred delivery address, shipping method and payment option based on information they previously provided.

CUSTOMERS

The primary customers for both our product sales through online and offline channels and third-party merchant sales on our marketplace are wholesale customers of automotive aftermarket products, including auto product retailers, car dealers, commercial car care shops and professional detailing businesses. A small percentage of sales on our marketplace are made to retail customers for automotive aftermarket products. The majority of our customers are based various regions of China such as Guangdong, Liaoning, Henan and Yunnan and a small percentage of our sales are made to international customers.

A large, engaged and loyal customer base is the key to our success. The loyalty of our customer base is demonstrated by the repeat purchase rates and growing willingness of our customers to try new products on our internet platform. The number of our repeat customers accounted for approximately 47% and 36%, respectively, of the total number of our customers during fiscal year ended June 30, 2019 and 2018. Our ability to attract and retain customers has contributed significantly to our revenue growth.

SUPPLIERS

We purchase raw materials for our auto perfume and air freshener products from third-party suppliers, including essence, mold, plastic materials, solvent and glass bottles, most of which are readily available in the market. The prices of our raw materials generally remain stable. We currently work with over 30 suppliers and all of our suppliers are entities in the PRC. We have established good and long-term relationships with our suppliers, some of which have been supplying raw materials to us for several years.

THIRD-PARTY MERCHANTS

Since the launching of our marketplace, we have attracted a broad group of third-party merchants. We currently work with approximately 2,600 domestic and international merchants, including reputable brand names in China such as Procter & Gamble and Philips. We believe that our ability to assist third-party merchants in effectively selling their inventory and fulfilling their demand for marketing will help us attract new third-party merchants and build stronger ties with our existing ones.

We have implemented a strict and systematic selection process for third-party merchants. Our merchandizing team is responsible for identifying potential third-party merchants, both in China and internationally, based on our selection guidelines. Our key selection criteria includes size, reputation, sales records in offline and online channels and product offerings. We generally choose to work with third-party merchants with good track records and high quality product offerings. The size of merchants we select varies, ranging from reputable international brand names to local businesses. Once a potential third-party merchant is identified, we conduct due diligence reviews on its qualifications based on our selection criteria and ensure that such entities have all certificates required by the PRC government for selling applicable products.

We generally enter into agreements with third-party merchants based on our standard form. We constantly communicate with our third-party merchants to keep them informed of any changes to the inventory levels of their products in order for them to timely respond to sales demands.

PAYMENT, FULFILLMENT AND DELIVERY

Our online marketplace provides customers with a number of payment options including bank transfers and payment through major third-party online payment platforms, such as alipay and wechat pay.

Fulfillment and delivery of products sold by third-party merchants are managed by the sellers. When a customer orders a product from a seller on our marketplaces, the seller selects a delivery partner to fulfill the order. Third-party merchants on our marketplace arrange deliveries through reputable national and regional delivery companies in China such as S.F. Express. The selected delivery company picks up the package from the seller, while the package status details are loaded into the delivery company’s transportation management system that transmits real time updates to us. This allows buyers and sellers to access tracking information online until the package is delivered. The selected delivery company is responsible for end-to-end delivery. The delivery companies utilize their well-developed transport networks to move packages from the seller directly to the buyer’s door or to a self-service pick-up station selected by the buyer. The buyer then provides feedback on delivery companies which is then accessible to both sellers and delivery companies. Customers can choose longer delivery times at a lower cost, and we estimate that the average delivery time of packages tracked by us from shipment to the end consumer was approximately 4 days.

We have established a logistics and delivery network with nationwide coverage to support our direct sales. Our warehouse is located in Dongguan, Guangdong. We work with reputable third-party delivery companies such as SF Express, DHL, UC Express, Dongguang Debang Logistics and Dongguan Fasite Logistics. When a customer places an order, our logistics management system automatically processes the order and matches it to the warehouse or warehouses with the appropriate inventory. Picking is done manually on the basis of instructions that are generated automatically by our warehouse management system. The warehouse management system also automatically generates the bar codes and shipping labels that allow our staff to match the items to the correct order in the packing process. After picking and packing, we will have a third-party courier pick up the order at our sorting center to make the delivery. Our customers can track the shipping status of their orders through our website at each step in the process.

Our warehouse management system enables us to closely monitor each step of the fulfillment process from the time a purchase order is confirmed and the product stocked in our logistics center in Dongguan, Guangdong, up to when the product is packaged and picked up by delivery service providers for delivery to a customer.

Products sold on our platform can be delivered to all regions of China. We regularly monitor and review the delivery companies’ performance and customers’ feedback to ensure that products are delivered to our customers in a timely fashion.

CUSTOMER SERVICES

To enhance our brand image and customer loyalty, we have developed a comprehensive customer service program and implemented customer-friendly return and exchange policies. Our customer service center, located in our headquarters in Dongguan, Guangdong, provides real-time assistance to our customers. Customers can access our sales and after-sales service hotlines and online representatives during our business hours. We currently have a dedicated customer service team of 6 members. We train our customer service representatives to answer customer inquiries and proactively educate potential customers about our products and promptly resolve customer complaints. Each representative is required to complete mandatory training, conducted by experienced managers on product knowledge, complaint handling and communication skills. For products sold by third party merchants, customers can also reach out to the merchants directly to address their concerns.

We and our third-party merchants generally offer a 7 day product return policy for products sold on our online and mobile platforms, as long as the products have not been used and are in their original packaging or original condition.

Customers can submit return application request online via their accounts with us or by reaching out to our customer service team. Once a request is submitted, our customer service representatives will review and process the request. Upon receipt of the returned product, we credit the customer’s member or payment account with the purchase price if such request aligns with our return/exchange policy or send the product back to the customer if such request is ineligible for return or exchange per our policy.

RESEARCH AND DEVELOPMENT

We recognize the importance of innovation and renovation to our long-term success and are focused on and committed to research and develop new product development activities. Our research and development efforts are led by a technology team of over 30 members that focuses the development and design of auto air freshener products and a technology team of over 30 members dedicated to the development and upgrading of our car-house platform and mobile application. As of the date of this prospectus, we have been granted 223 patents and 5 software copyright related to these technologies.

Most of our research and development team members have 4 years or more of experience. Our research and development efforts are closely tied to the market. We adjust our product development based on market conditions. For the year ended June 30, 2019 and 2018, we incurred research and development expenses of $1,225,896 and $1,422,605, respectively. We plan to increase our research and development efforts in the near future.

MANUFACTURING

We operate a 30,800 square meter manufacturing facility in Shipai, Dongguan, Guangdong, where we manufacture our air freshener products. In fiscal year ended June 30, 2019, we manufactured approximately 1,000 units of auto perfume and air freshener products.

The design, manufacturing and sales of our products is a vertically integrated process. Our design team analyzes customer demands and industry trends to customize or modify the design of our air freshener products to satisfy the demands of such customer. We then manufacture the products at our Dongguan facility and then deliver the products to our warehouse for online sales and to our customers or offline distributors for offline sales. In our view, the vertical integration of design, manufacturing and sales process allows us to implement efficient qualify control. We have received a series of quality control certifications, including ISO9001, ISO14001, SA8000 and facility and merchandise authorization by the Walt Disney Company(Japan) Ltd.

SEASONALITY

We have historically achieved our highest sales levels during March, July, November and December of each year. This pattern is largely due to national industry events in March and July and promotional activities of nationwide online marketplace in November. Our primary customers, such as auto product retailers, generally increase their sales efforts in December to meet their annual performance goal, which facilitates sales of our products.

MARKETING

We are continually developing programs to improve and enhance our customers’ experience, as customer satisfaction engenders word-of-mouth referrals and additional purchases. We have been able to build a large base of loyal customers primarily through providing quality customer experience and conducting marketing and brand promotion activities.

To enhance awareness of our 香百年Carori and 爱车小屋 brands, we have engaged in brand promotion activities such as attending high profile industry events, advertising on national television networks and celebrity endorsements. We also conduct marketing online through social media such as Wechat as well as search engine marketing tool, such as Baidu Ad. We incurred $332,520 and $742,533 of marketing expenses in fiscal year 2019 and 2018, respectively.

MATERIAL CONTRACTS

We have entered into the following material agreements in the past two years:

Subscription Agreement by and among Haitao Jiang, Lianhua Zhong, Autobacs Seven Co., Ltd. (“Autobacs”) and Guangdong CarHouse E-Commerce Technology Co., Ltd.

Haitao Jiang, Lianhua Zhong, Autobacs Seven Co., Ltd. (“Autobacs”) and Guangdong CarHouse CarHouse E-Commerce Technology Co., Ltd. (“Guangdong CarHouse”) entered into a subscription agreement (the “Subscription Agreement”) on September 5, 2017. Pursuant to Subscription Agreement, Autobacs purchased 1,214,330 ordinary shares (10% of the then outstanding equity interest of Guangdong CarHouse) for a total purchase price of RMB 32,179,745 or RMB 26.5 per share. Guangdong CarHouse can use the proceeds for the sole purpose of expanding its perfume business and online market business.

The Subscription Agreement may be terminated upon occurrence of certain events, including, but not limited to, all parties’ consent to terminate, the dissolution of Guangdong CarHouse and listing of Guangdong CarHouse’s securities on the Shenzhen Stock Exchange or a similar stock exchange.

Cooperation Agreement by and among Autobacs (China) Automotive Products Co., Ltd.(“Autobacs China”) and Guangdong CarHouse Industrial Development

Autobacs China and Guangdong CarHouse Industrial Development (“Guangdong CarHouse”) entered into a cooperation agreement (the “Cooperation Agreement”) on November 15, 2018.

Pursuant to the Cooperation Agreement, Autobacs China appointed Guangdong CarHouse as its exclusive authorized dealer in China (excluding Hong Kong and Taiwan district) to sell Autobacs fully synthetic Engine oil, Autobacs ATF oil, and Autobacs CVTF Oil under the brand name “Autobacs”. The term of the Cooperation Agreement is from January 2019 to December 31, 2019. Guangdong CarHouse shall purchase oil products from Autobacs China at a price set by Autobacs China and resell those products in China. Guangdong CarHouse further guarantees that the oil products order amount cannot below 20,000 liters per order and the total order price for the oil products cannot be less than RMB 8,000,000 during the term of this Cooperation Agreement. In addition, Guangdong CarHouse is authorized to use Autobacs’s trademark for the oil products sales in China. The Cooperation Agreement may be extended for another year if both parties agrees.

Xiangbainian Branding Design Agreement by and among Guangdong Huanan Industrial Design Institute and Guangdong CarHouse E-Commerce Technology Co., Ltd.

Guangdong Huanan Industrial Design Institute (“Huanan Institute”) and Guangdong CarHouse entered into a Xiangbainian branding design agreement (the “Xiangbainian Agreement”) on September 2, 2019. Pursuant to Xiangbainian Agreement, Guangdong CarHouse entrusted Huanan Institute to create and develop brand “Xiangbainian”, including the brand concept development, products exterior design, and brand marketing (“Xiangbainian Design”). Guangdong CarHouse has agreed to pay to Huanan Institute a total of RMB 530,000 (approximately $72,772) for the Xiangbainian Design work to be paid in four installments and will be entitled to the intellectual property rights of the Xiangbainian Design. Huanan Institute can use the Xiangbainian Design upon prior approval by Guangdong CarHouse. Each party has agreed to assume all the losses and liabilities if the failure of Xiangbainian Design is caused by such party. In addition, Huanan has also agreed to refund the payment already remitted by Guangdong Carhouse within 7 days if such failure is caused by Huanan. If the Xiangbainian Design plan cannot be approved by Guangdong CarHouse, Xiangbainian Agreement will be terminated automatically and such termination releases both parties from their obligations to effect and to receive future performance.

Investment Agreement by and among Haitao Jiang, Lianhua Zhong, Ocean Wave Holding Limited, Lotus Ray Holding Limited, Autobacs Seven Co., Ltd., Guangdong CarHouse E-Commerce Technology Co., Ltd., CarHouse Group Limited, and CarHouse Holding Co., Ltd.

Haitao Jiang, Lianhua Zhong, Ocean Wave Holding Limited (“Ocean Wave”), Lotus Ray Holding Limited (“Lotus Ray”), Autobacs, Guangdong CarHouse, CarHouse Group Limited, and the Company entered into an investment agreement (the “Investment Agreement”) on September 2, 2019. Pursuant to Investment Agreement, Autobacs has agreed to invest RMB 40,182,667.09. In exchange, Autobacs will receive ordinary shares of the Company, which together with shares transferred to Autobacs from Haitao Jiang, accounts for 20% of the then outstanding equity interest of the Company. Autobacs has the right to appoint Ryo Okubo as a director of the Company by the completion date of such investment.

Shareholder Agreement by and among Haitao Jiang, Lianhua Zhong, Ocean Wave Holding Limited, Lotus Ray Holding Limited, Autobacs Seven Co., Ltd., Guangdong CarHouse E-Commerce Technology Co., Ltd., CarHouse Group Limited, and CarHouse Holding Co., Ltd.

Haitao Jiang, Lianhua Zhong, Ocean Wave, Lotus Ray, Autobacs, Guangdong CarHouse, CarHouse Group Limited, and the Company entered into a shareholder agreement (the “Shareholder Agreement”) on September 2, 2019. Pursuant to the Shareholder Agreement, Autobacs has the right to appoint one director if the Company has 7 directors (four of which are independent directors) or appoint up to two directors if the Company has 7 or more non-independent directors. Such director can only be removed by Autobacs. Autobacs shall also have the right to appoint 2 representatives to attend as observers at each meeting of the Board and at each meeting of any committee of the Board. In addition, certain corporate events have to be approved by Autobacs’s director, including the acquisition or disposition of the Company or its subsidiaries’ assets in the amount of more than RMB 6,000,000, any debt incurrence in the amount of more than RMB 6,000,000 and certain other events.

Mr. Jiang and the Company shall consult with Autobacs or Autobacs’ directors for certain corporate operating matters. Also, the Company may only issue shares to the parties or any other third parties upon a prior written approval of Ocean Wave, Lotus Ray and Autobacs, and Autobacs has the pre-emptive right to subscribe for such new shares in accordance with its percentage shareholdings in the Company and such pre-emptive right shall be exercised within three months after receipt of the issuance notice. In addition, Mr. Jiang shall not resign from the director or the chairman of the Company or any of its subsidiaries without prior written consent of Autobacs. Mr. Jiang shall also procure and ensure that the Company and its subsidiaries, including, but not limited to, (1) maintain their operations in compliance with this Shareholder Agreement and all the resolutions of the Board and the written approvals of shareholders duly made; (2) maintain accurate and complete book and any other accounting and financial records/statements in accordance with the requirements of all applicable laws and generally accepted accounting principles applicable in the U.S., China and other jurisdictions; (3) ensure the consideration, terms and conditions are reasonable and fair compared to those of any transaction with a third party, when conducting transactions with any related parties, directors, officers, shareholders, or employees of the Company and its subsidiaries; and (4) promptly submit to Autobacs a copy of the monthly trial balance sheet each month, monthly financial statements, annual financial statements, the tax return, and other corporate documents of the Company. In addition, Haitao Jiang and the Company have the obligations to provide Autobacs written notice if certain events occur, including, but not limited to, any lawsuit, arbitration, or other dispute resolution proceedings involving the Company or any of its subsidiaries; and any merger, acquisition, business transfer or undertaking, or other company reorganization. Mr. Jiang and the Company shall procure that Guangdong CarHouse shall distribute by way of dividend of less than thirty (30)% of the after-tax net profit of Guangdong CarHouse in relation to each financial year to the Company through its CarHouse HK.

Moreover, Autobacs has the right to transfer its shares of the Company to a third party and has the obligation to notify Ocean Wave of the terms of such transfer for pre-IPO transactions or post-IPO off-market transactions. Ocean Wave has a right of first refusal to purchase such shares under the same conditions as Autobacs. Autobacs also has a right of first refusal if Ocean Wave (or Haitao Jiang) or Lotus Ray (or Lianhua Zhong) intends to sell its/his/her shares of the Company to a third party, except the share transfer between Ocean Wave(or Haitao Jiang) and Lotus Ray(or Lianhua Zhong). Moreover, if (1) Haitao Jiang, Lianhua Zhong, Ocean Wave, Lotus Ray, the Company, or Guangdong CarHouse breaches its obligations under this agreement; (2) Guangdong CarHouse transfers or ceases its existing business; (3) Guangdong CarHouse or the Company has outstanding debt of JPY 5 million or more that cannot be paid off within one month, Autobacs has the right to sell its shares to Ocean Wave or Haitao Jiang. If there is any inappropriate performance or nonperformance of the Company or its subsidiaries, director, officer or other employees, or its auditors, which causes Autobacs to have reasonable doubts on the book or other accounting records of the Company. The Shareholder Agreement also contains customary indemnification and confidentiality provisions.

The Shareholder Agreement may be terminated upon occurrence of certain events, including, but not limited to, all parties’ consent to terminate, the dissolution of the Company or any of its subsidiaries and failure of any of the parties to perform or observe the obligations under this BVI Shareholder Agreement. In addition, Autobacs may terminate the Shareholder Agreement upon the occurrence of certain events, including, but not limited to, (1) any failure of Haitao Jiang, Lianhua Zhaong, Ocean Wave or Lotus Ray in performing their obligations under the shareholder agreement; (2) a petition for commencement of bankruptcy proceedings, civil rehabilitation proceedings, company reorganization proceedings or similar legal insolvency proceedings for the Company or its subsidiaries; and (3) any petition for attachment ,seizure, freezing, property preservation, compulsory execution or public auction against the asset or account of the Company or its subsidiaries. Moreover, Mr. Jiang, Ms. Zhong, Ocean Wave, Lotus Ray, or the Company may terminate the Shareholder Agreement upon the occurrence of certain events, including, but not limited to, (1) there is a petition for commencement of bankruptcy proceedings, civil rehabilitation proceedings, company reorganization proceedings or similar legal insolvency proceedings for Autobacs; (2) Autobacs has been suspended from conducting transactions by a financial institution; and (3) there is a suspension of business, or revocation of approval (license) or registration issued by the competent authorities to Autobacs.

Agreements with Shanghai Pudong Development Bank

On June 4, 2019, Guangdong CarHouse entered into a credit agreement with Shanghai Pudong Development Bank (“Pudong Bank”), pursuant to which, Pudong Bank agreed to extend credit of up to RMB 10 million (approximately $1,413,167.80) for a credit period from June 4, 2019 to April 19, 2020. The types of credit available under the credit agreement is for working capital purpose only. The pre-conditions for issuing additional credit includes, but not limited to, Guangdong CarHouse’s is in healthy financial condition and Guangdong CarHouse provides a detailed plan for use of loan. Pursuant to the credit agreement, Guangdong CarHouse shall enter into a supplemental agreement with Pudong Bank prior to the applicable drawdown that will set forth the terms of each borrowing thereunder, including term of loan, principal, interest rate and borrowing expenses. The Company’s obligations under the credit agreement are guaranteed by Haitao Jiang and Lianhua Zhong pursuant to the terms and conditions of separate guarantee agreements.

On June 11, 2019, Guangdong CarHouse entered into a working capital loan agreement with Pudong Bank for a term loan in the amount of RMB 5 million (approximately $728,141) for one (1) year at an interest rate of 265BPS over LPR (one year) with a maturity date of June 10, 2020 for inventory purchasing purposes. The interest shall be repaid monthly on the 20th day of each month and the principal is due upon maturity date. Guangdong CarHouse may submit an extension request for the repayment of the loan thirty (30) business days in advance and the term of the loan may be extended upon Pudong Bank’s approval. Prepayment is allowed without penalty, provided that Guangdong CarHouse notifies Pudong Bank ten (10) business days in advance.

Pursuant to the loan agreement, Guangdong CarHouse shall not conduct the following material corporate actions unless there is a prior written approval by Pudong bank, including, but not limited to, mergers, equity transfers, reorganization or any event that results in a change of substantial or all of Guangdong CarHouse’s equity ownership, or might affect Guangdong CarHouse’s repayment ability. In addition, Guangdong CarHouse is required to provide additional guarantee of any material operational or financial crisis of Guangdong CarHouse’s guarantor(s) or a substantial change of Guangdong CarHouse’s equity. The loan is guaranteed by Haitao Jiang and Lianhua Zhong.

CarHouse has the obligation to notify Pudong Bank immediately of the following material corporate actions, including, but not limited to: (1) certain events cause the loan agreement invalid; (2) CarHouse or its controlling shareholders have been involved in any litigation, arbitration, or its assets have been seized, frozen; and (3) other creditors file a bankruptcy application regarding Guangdong CarHouse. Guangdong CarHouse also has the obligation to notify Pudong Bank of any related party transaction involving 10% or more of Guangdong CarHouse’s net assets.

Loan Agreements with Bank of Dongguan

On November 5, 2018, Guangdong CarHouse entered into a loan agreement with Bank of Dongguan for a total amount of RMB 5 million (equivalent to $728,141) as working capital for one year, with a maturity date on November 4, 2019.

On November 28, 2018, Guangdong CarHouse entered into a loan agreement with Bank of Dongguan for a total amount of RMB 2 million (equivalent to $291,256) as working capital for one year, with a maturity date on November 27, 2019.

On March 6, 2019, Guangdong CarHouse entered into a loan agreement with Bank of Dongguan for a total amount of RMB 8 million (equivalent to $1,165,026) as working capital for one year, with a maturity date on March 5, 2020.

All of the foregoing loans bear a fixed interest rate of 6.96% per annum. Haitao Jiang, Lianhua Zhong and Guangdong CarHouse Commercial Management Company provided guarantee for these loans.

Each of these loan agreements contains certain covenants, including, but not limited to, (1) Guangdong CarHouse has an obligation to provide Bank of Dongguan with a copy of financial statements and other financial-related documents; (2) Guangdong CarHouse shall provide any loan-related documents to help Bank of Dongguan understand Guangdong CarHouse’s operations; (3) Bank of Dongguan has the right to declare all outstanding balance to become immediately due and payable upon the occurrence of certain events which affect Guangdong CarHouse’s repayment ability; and (4) Guangdong CarHouse shall not conduct the following material corporate actions unless there is a prior approval by Bank of Dongguan, including, but not limited to, mergers, equity transfers, reorganization or any event that results in a change of substantial or all of Guangdong CarHouse’s equity ownership, or create any encumbrance on Guangdong CarHouse’s assets.

INTELLECTUAL PROPERTY

As of the date of this prospectus, we have obtained 223 patents from the PRC related to technologies used in our car refresher products. Among these patents, 35 are utility patents, 186 are industrial design patents and 2 are invention patents. Pursuant to PRC patent law, invention patents are valid for 20 years and utility patents and industrial design patents are valid for 10 years, each starting from the application date. See “Regulation - Laws and Regulations Relating to Intellectual Property – Patent Law.”

We have also registered 129 trademarks with the China Trademark Office. We currently have 268 copyright registrations with the PRC, 263 of which are fine art work copyrights relating to our air freshener products and 5 of which are software copyright relating to our car-house mobile application. Besides, we also have 7 domain names.

We have additional 99 patent applications there are currently pending for approval before the China State of Intellectual Property Office, 43 of which are for invention patents, 21 of which are for industrial design patents and the remaining of which are for utility patents. We cannot assure that all of our patent applications will be successful.

COMPETITION

As a provider of automotive products, we face competition from companies nationwide, including both Chinese companies and international competitors that operate in China. We primarily compete with small and medium size PRC companies such as Cheboshi, Kuaimeite and Xiangpiaowanjia. We also compete with international corporations such as Procter & Gamble that sell auto perfume and air fresheners as part of their product offerings in China. Although certain of our competitors are larger public companies with better access to financial resources, we believe that our focus on this type of products, long established relationships with customers in this market and strong research & development capacity will provide us advantages in competing with these players.

The e-commerce industry in China is fragmented and highly competitive. According to the CRI report, the top 5 Automotive Supply B2B platforms accounted for 1.56% of the PRC market in 2018. However, our focus on the automotive aftermarket space distinguishes ourselves from many other online marketplaces. To our knowledge, we are one of the few online marketplaces that are focused on and specifically designed for this product market in China and most of our competitors, such as imcyz.com, 9daye.com and yasn.com, are small platforms with less merchants, products and purchasers. Accordingly to the CRI report, we are the largest automotive supply B2B platform in China in terms of GMV and market shares. We believe that our competitive strength is attributable to our ability to combine online B2B business model with our offline services and our strategy to increase the percentage of high value and high profitable products sold on our platform. We believe that these strategies will enable us to capture additional market share in the online automotive product space.

EMPLOYEES

We are headquartered in Dongguan, Guangdong Province, where our senior management, production and technology teams are based. The remaining of our employees are based on our auto beauty shops in Humen and Dongguan, Guangdong Province.

As of June 30, 2019, we had 527 employees. All of these employees are employed on a full-time basis. The following table sets forth the number of our employees categorized by areas of operations as of June 30, 2019:

Function	Number of Employees
Management and Administrative	29
Financial Department	15
Sales	53
Online Market Department	49
Research & Development	52
Manufacturing	286
Auto Beauty Shop	43

Total	527

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We enter into standard labor agreements with each of our employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

FACILITIES

We are headquartered in Dongguan, Guangdong. As of the date of this prospectus, we have leased an aggregate of approximately 3,582.61 square meters of office, research and development facility in Songshan Lake Science and Technology Industrial Zone of Dongguan, Guangdong. We also leased 30,800 square meters of manufacturing facility in Shipai of Dongguan, Guangdong. In addition, we also leased an aggregate of 1,718.18 and 976 square meters of commercial space in Nancheng and Humen of Dongguan, respectively, for our auto beauty shops. These premises are leased pursuant to operating lease agreements with independent third parties. A summary of our leased properties as of the date of this prospectus is shown below. We believe our existing facilities are sufficient for our current and near term needs.

Location	Space (in Square Meters)	Use	Lease Term (years)
Dongguan	3,582.61	Office	12/01/2018 – 11/30/2023
Dongguan (Shipai)	30,800	Manufacturing Facility	05/01/2019 – 04/30/2022
Dongguan (Humen)	1,718.18	Auto Beauty Shop	04/01/2018 – 3/31/2026
Dongguan (Nancheng)	976	Auto Beauty Shop	04/01/2018– 10/30/2034

INSURANCE

We maintain property insurance for our office and manufacturing facilities in Dongguan, Guangdong and also maintain product liability insurance. We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We do not maintain any business interruption insurance or general third-party liability insurance. We consider our insurance coverage to be sufficient for our business operations in China.

LEGAL PROCEEDINGS

From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violations of third-party license or other rights, breach of contract, labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition, cashflow or results of operations.

REGULATIONS

Our business in China is subject to laws, regulations and judicial interpretations concerning online marketplace as well as those concerning doing business in China generally. This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations Relating to Foreign Investment

The Guidance Catalog of Industries for Foreign Investment

Investment activities in the PRC by foreign investors shall comply with the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended continuously by MOFCOM, and the NDRC. According to the Catalog, industries are classified as three categories: encouraged foreign invested industries, restricted foreign invested industries and prohibited foreign invested industries. Any industry not listed in the Catalog or any encouraged foreign invested industry listed in the Catalog is a permitted industry. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. Foreign investors are not allowed to invest in industries within the prohibited category. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations.

In June 2018, the MOFCOM and the NDRC promulgated the Special Administrative Measures (Negative List) for the Access of Foreign Investment, or the Negative List (2018), effective in July 2018. The Negative List (2018) expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the Negative List (2018) where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists. Foreign investment in value-added telecommunications services (except for e-commerce) falls within the Negative List (2018). In June 2019, the MOFCOM and the NDRC promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2019 Edition), or the Negative List (2019) to replace the Negative List (2018), effective in July 1, 2019. The Negative List (2019) has reduced 8 special management measures compared with the Negative List (2018). The foreign-invested shares of value-added telecommunications services shall not exceed 50% (excluding e-commerce, domestic multi-party communication, store-and-forward, and call centers).

Foreign Investment Law

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which will become effective on January 1, 2020 and replace three existing laws on foreign investments in China, namely, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law, together with their implementations and ancillary regulations to become the legal foundation for foreign investment in the PRC.

According to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “negative list.” The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

Interim Administrative Measures for the Record-filing of the Incorporation and Change of Foreign-invested Enterprises

On September 3, 2016, the Standing Committee of the National People’s Congress promulgated the Decision of the Standing Committee of the National People’s Congress on Amending Four Laws Including the Law of the People’s Republic of China on Wholly Foreign-owned Enterprises (the “Decision”), which provides record-filing in lieu of administrative approval for the establishments and alterations of foreign invested enterprises (the “FIEs”) not subject to special administrative measures.

In order to provide more guidance for foreign-invested Enterprises, the MOFCOM issued the Interim Administrative Measures for the Record-filing for the Establishment and Alteration of Foreign-invested Enterprises (the “Interim Measure”) on October 8, 2016 (Revised in July 30, 2017 and June 29, 2018), or the Measures. The Measures provided detailed instructions for foreign-invested enterprise to carry out record filing in terms of change of the enterprise in China.

The M&A Rules

The Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, was jointly promulgated by MOFCOM, China Securities Regulatory Commission, or CSRC, the State-owned Assets Supervision and Administration Commission of the State Council, State Administration of Taxation, State Administration of Industry and Commerce and State Administration of Foreign Exchange, or SAFE, on August 8, 2006 and became effective as of September 8, 2006, and were later amended on June 22, 2009. This M&A Rules governs among other things, the purchase and subscription by foreign investors of equity interests in a domestic enterprise, and the purchase and operation by foreign investors of the assets and business of a domestic enterprise. An offshore special purpose vehicle, or SPV, is defined under the M&A Rules as an offshore entity directly or indirectly controlled by Chinese individuals or enterprises for the purpose of an overseas listing, and the main assets of which are the rights and interests in affiliated domestic enterprises. Under the M&A Rules, if a SPV intends to merge with or acquire any domestic enterprise affiliated from the Chinese individuals or enterprises that control the SPV, such proposed merger or acquisition shall be submitted to the MOFCOM for approval. The M&A Rules also require that a SPV shall obtain an approval from the CSRC prior to the listing and trading of its securities on an overseas stock exchange.

Regulations Relating to E-commerce Industry

Value-Added Telecommunication Services

In September 2000, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, were issued by the State Council as the primary governing law on telecommunication services. The Telecom Regulations set out the general framework for the provision of telecommunication services by PRC companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” A “Catalog of Telecommunications Business” was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic or value-added. In December 2015, the Ministry of Industry and Information Technology, or MIIT, released the Catalog of Telecommunication Business (2015 Revision), or the 2015 Telecom Catalog, effective March 2016. Under the 2015 Telecom Catalog, the online data processing and transaction processing business (i.e., e-commerce business operations) continues to be categorized as value-added telecommunication services.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and most recently amended in February 2016, or the FITE Regulations, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. The proportion of capital contributed by the Chinese and foreign investors in a foreign-invested telecommunications enterprise at different stages shall be determined by the industry and information technology department under the State Council in accordance with the relevant provisions. In June 2015, MIIT issued the Circular on Removing the Restrictions on Equity Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-Commerce) Business to amend the relevant provisions in the FITE Regulations, allowing foreign investors to own up to 100% of equity interest in an operator that “conducts e-commerce” business.

In March 2009, the MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, effective on April 10, 2009 and most recently amended in July 2017. The Telecom Permit Measures confirm that there are two types of telecom operating licenses for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services. The operation scope of the license will detail the permitted activities of the enterprise to which it is granted. An approved telecommunication services operator shall conduct its business in accordance with the specifications recorded on its value-added telecommunication business operating licenses, or VATS Licenses. In February 2015, the State Council has issued the Decisions on Cancelling and Adjusting a Batch of Administrative Approval Items, which, among others, replaced the pre-registration approval requirement for telecommunications business with post-registration approval requirement.

E-commerce Industry

China’s e-commerce industry is at an early stage of development, and there are few PRC laws or regulations specifically regulating the e-commerce industry. In May 2010, the former SAIC, adopted the Interim Measures for the Administration of Online Commodities Trading and Relevant Services, which took effect in July 2010. Under these measures, enterprises or other operators which engage in online commodities trading and other services and have been registered with SAIC or its local branches must make the information stated in their business license available to the public or provide a link to their business license on their website. Online distributors must adopt measures to ensure the security of online transactions, protect online shoppers’ rights and prevent the sale of counterfeit goods. Information on products and transactions released by online distributors must be authentic, accurate, complete and sufficient.

In January 2014, SAIC adopted the Administrative Measures for Online Trading, or the Online Trading Measures, which took effect in March 2014. Under the Online Trading Measures, e-commerce platform operators are required to examine, register and archive the identity information of the merchants applying for access to their platforms as sellers, and verify and update such information regularly. The Online Trading Measures also provide that e-commerce platform operators must make publicly available (i) the link to or the information contained in the business licenses of the merchants, in the case of business entities, or (ii) a label confirming the verified identity of the merchants, in the case of individuals.

In March 2016, the State Administration of Taxation, or the SAT, the Ministry of Finance, or the MOF, and the General Administration of Customs jointly issued the Circular on Tax Policy for Cross-Border E-Commerce Retail Imports, which took effect in April 2016. Pursuant to this circular, goods imported through the cross-border e-commerce retail are subject to tariff, import value-added tax, and consumption tax based on the types of goods. Individuals purchasing any goods imported through cross-border e-commerce retail are taxpayers, and e-commerce companies, companies operating e-commerce transaction platforms or logistic companies are required to withhold the taxes.

On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law sets forth a series of requirements on e-commerce platform operators. According to the E-Commerce Law, e-commerce platform operators shall verify and register platform merchants, and cooperate with the market regulatory administrative departments and tax administrative departments to conduct industry and commerce registrations and tax registrations for merchants. The e-commerce platform operators shall also prepare a contingency plan for cybersecurity events and take technological measures and other measures to prevent online illegal and criminal activities. The E-Commerce Law also expressly requires platform operators to take necessary actions to ensure fair dealing on their platforms to safeguard the legitimate rights and interests of consumers, including to prepare platform service agreements and transaction information record-keeping and transaction rules, to prominently display such documents on the platform’s website, and to keep such information for no less than three years following the completion of a transaction. To legally handle intellectual property infringement disputes, upon receipt of the notice specifying preliminary evidence for alleged infringement, the platform operators are required to take necessary measures in a timely manner, such as deleting, blocking and disconnecting the hyperlinks, terminating transactions and services, and to forward notices to merchants on its platform. If an e-commerce platform operator fails to take necessary measures when it knows or should have known that a merchant on the platform infringes any third-party intellectual property rights, products or services provided by a merchant on its platform do not meet the requirements regarding personal or property safety, or any merchant otherwise impairs the lawful rights and interests of consumers, the e-commerce platform operator will be held jointly liable with the merchants on its platform.

Regulations Relating to Internet Information Security and Privacy Protection

Internet information in China is regulated from a national security standpoint. The National People’s Congress has enacted the Decisions on Preserving Internet Security in December 2000 and amended in August 2009, which subject violators to potential criminal punishment in China for any attempt to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security of the PRC, or the MPS, has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leak of state secrets or a spread of socially destabilizing content. If an Internet information service provider violates these measures, the MPS and its local branches may revoke its operating license and shut down its websites.

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011 and effective March 2012, an Internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of the user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An Internet information service provider is also required to properly maintain the user’s personal information, and in case of any leak or likely leak of the user’s personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, immediately report to the telecommunications authority. Moreover, pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the NPC in August 2015 which became effective November 2015, any Internet service provider that fails to fulfill the obligations related to Internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation. Any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtains any personal information, shall be subject to criminal penalty in severe situation. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, issued in May 2017 and effective June 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. Further, the NPC promulgated a new National Security Law, effective July 2015, to replace the former National Security Law and covers various types of national security including technology security and information security.

In addition, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, effective June 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers”, including, among others, complying with a series of requirements of tiered cyber protection systems, verifying users’ real identity, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC, and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. Furthermore, MIIT’s Rules on Protection of Personal Information of Telecommunications and Internet Users promulgated on July 16, 2013, effective on September 1, 2013, contain detailed requirements on the use and collection of personal information as well as security measures required to be taken by telecommunications business operators and internet information service providers.

Regulations Relating to Product Quality and Consumer Protection

Product Quality

The PRC Product Quality Law, or the Product Quality Law, which was promulgated by the MOFCOM in February 1993 and most recently amended in December 2018, applies to all production and sale activities in China. Pursuant to the Product Quality Law, products offered for sale must satisfy the relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

Consumer Protection

The PRC Consumer Rights and Interests Protection Law, or the Consumer Protection Law, as amended in October 2013 and implemented in March 2014 sets out the obligations of business operators and the rights and interests of the consumers. Pursuant to the Consumer Protection Law, business operators must guarantee that the sold commodities satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities, failure of which may subject business operators to civil liabilities such as refunding purchase prices, exchange of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties if business operators commit crimes by infringing the legitimate rights and interests of consumers. The Consumer Protection Law further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the business operators through the internet. For example, the consumers are entitled to return the goods (except for certain specific goods) within seven days upon receipt without any reasons when they purchase the goods from business operators via the internet. The consumers whose interests are harmed due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from the sellers or service providers.

Furthermore, the Consumer Protection Law and the Online Trading Measures, have provided stringent requirements and obligations on business operators, including internet business operators and platform service providers. For example, consumers are entitled to return goods purchased online, subject to certain exceptions, within seven days upon receipt of such goods for no reason. To ensure that sellers and service providers comply with such regulations, the platform operators are required to implement rules governing transactions on the platform, monitor the information posted by sellers and service providers, and report any violations by such sellers or service providers to the competent authorities. In addition, online platform providers may, pursuant to the relevant PRC consumer protection laws, be exposed to liabilities if rights and interests of any consumer are infringed upon in connection with consumers’ purchase of goods or acceptance of services on such online platforms and the online marketplace platform providers fail to provide consumers with the contact information of the seller or manufacturer. In addition, online marketplace platform providers may be jointly and severally liable with sellers and manufacturers of relevant goods or services if they are aware or should be aware that such sellers or manufacturers are using the online platform to infringe the rights and interests of any consumers and fail to take measures necessary to prevent or stop such activities.

Safe Production

On June 29, 2002, the Standing Committee of National People’s Congress promulgated the Law On Work Safety (which came into force in November 2002 and was revised in August 2009, August 2014 and December 2014 respectively), which stipulates that the production and business units shall have the conditions in line with the relevant work safety laws and regulations, and shall have formulated relevant work safety rules to ensure the safety of production. Any enterprise in violation of the work safety regulations shall not engage in any production or business activities. In addition, an enterprise shall train its employees on work safety. Where there are more than one hundred employees in a production and business unit, a safety production management department shall be set up to improve the safety of production facilities or full-time safety management personnel shall be allocated. Any enterprise that fails to abide by the relevant work safety regulations may be fined and ordered to stop production. Where it constitutes a criminal offence, the enterprise will be held criminally liable.

Regulations Relating to Internet Advertising

In July 2016, SAIC issued the Interim Measures for the Administration of Internet Advertising, which became effective in September 2016, defining internet advertising as any commercial advertising that directly or indirectly promotes goods or services through websites, webpages, internet applications and other internet media in the forms of words, picture, audio, video or others, including promotion through emails, texts, images, video with embedded links and paid-for search results. According to these measures, no advertisement of any medical treatment, medicines, food for special medical purpose, medical apparatuses, pesticides, veterinary medicines, dietary supplement or other special commodities or services subject to examination by an advertising examination authority as stipulated by laws and regulations may be published unless the advertisement has passed such examination. In addition, no entity or individual may publish any advertisement of over-the-counter medicines or tobacco on the internet. An Internet advertisement must be identifiable and clearly identified as an “advertisement” to the consumers. Paid search advertisements are required to be clearly distinguished from natural search results. In addition, the following internet advertising activities are prohibited: providing or using any applications or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons; using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization; or using fraudulent statistical data, transmission effect or matrices relating to online marketing performance to induce incorrect quotations, seek undue interests or harm the interests of others. Internet advertisement publishers are required to verify relevant supporting documents and check the content of the advertisement and are prohibited from publishing any advertisement with unverified content or without all the necessary qualifications. Internet information service providers that are not involved in internet advertising business activities but simply provide information services are required to block any attempt to publish an illegal advisement that they are aware of or should reasonably be aware of through their information services.

Regulations Relating to Intellectual Property Rights

Software Copyright

The Copyright Law of the PRC, promulgated in 1990 and amended it in 2001 and 2010, and the Regulations on Computer Software Protection, promulgated by the State Council of the PRC on December 20, 2001 and revised on January 8, 2011 and January 1, 2013, provide protection to the rights and interests of computer software copyright holders. Pursuant to the Regulations on Computer Software Protection, software developed by PRC citizens, legal entities or other organizations is automatically protected immediately after its development, regardless of whether the software was published. A software copyright owner may register with the designated registration authorities and obtain a registration certificate, which serves as preliminary proof of ownership of the copyright and other registered matters. The operational procedures for the registration of software copyright and the registration of software copyright license and transfer agreements are set forth in the Measures on Computer Software Copyright Registration promulgated by the National Copyright Administration on February 20, 2002.

Patents

The NPCSC adopted the Patent Law of the PRC in 1984 and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, otherwise the use will constitute an infringement of the rights of the patent holder.

Domain Name

On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. According to the Domain Name Measures, “domain name” shall refer to the character identifier for identifying and locating the hierarchical structure of a computer on the Internet, which corresponds to the Internet protocol (IP) address of the computer concerned. A domain name registration service shall observe the principle of “first apply, first register”. Where the domain name is completed, the applicant for the domain name registration shall be the holder of the domain name.

Trademark

The PRC Trademark Law, adopted in 1982 and revised in 2001 and 2013, respectively, with its implementation rules adopted in 2002 and revised in 2014, protects registered trademarks. The Trademark Office handles trademark registrations and grants a protection term of ten years to registered trademarks.

Regulations Relating to Environmental Protection

The Environmental Protection Law of the PRC, promulgated in December 1989 by the Standing Committee of the National People’s Congress, establishes the legal framework for environmental protection in the PRC. The environmental protection department of the State Council supervises environmental protection work in the PRC, and establishes national standards for the discharge of pollutants. The Environmental Protection Law was amended by the Standing Committee of the National People’s Congress in April 2014, which strengthened the supervision and regulation on the environmental protection at the national level and imposes stricter punishment on the illegal activities. The amendment became effective in January 2015.

Air Pollution

The Air Pollution Prevention Law of the PRC, promulgated in September 1987 by the Standing Committee of the National People’s Congress, which became effective in June 1988 and was last amended in October 2018, establishes the legal framework for air pollution prevention in the PRC. The environmental protection department of the State Council formulates national air quality standards. Each of the local environmental protection bureaus is authorized to regulate air pollution within each of their respective jurisdictions by formulating more specific local standards, and may impose penalties for violation.

Water Pollution

The Water Pollution Prevention Law of the PRC, promulgated in May 1984 by the Standing Committee of the National People’s Congress, which became effective in November 1984 and was amended in March 1996, February 2008 and June 2017, respectively, establishes the legal framework for water pollution prevention in the PRC. The environmental protection department of the State Council formulates national waste discharge standards. Enterprises that discharge waste into water shall pay a treatment fee. Each of the local environmental protection bureaus is authorized to regulate water pollution within each of their respective jurisdictions by formulating more specific local standards, and may impose penalties for violation, including suspending operations.

Noise Pollution

The Noise Pollution Prevention Law of the PRC, promulgated by the Standing Committee of the National People’s Congress in October 1996, which became effective in March 1997 and was amended in December 2018, establishes the framework for noise pollution prevention in the PRC. Under the Noise Pollution Prevention Law, any person undertaking a construction, decoration or expansion project which might cause environmental protection authority for approval. Facilities for prevention and control of environmental noise pollution shall be designed and approved by the environmental protection authority prior to the commencement of the project, and be built and put into use simultaneously with the project works. Facilities for prevention and control of environmental noise pollution may not be dismantled or suspended without the approval of the environmental protection authority.

Construction Projects

According to the Management Regulations of Environmental Protection of Construction Project, which was promulgated by the State Council in November 1998 and amended in July 2017, the PRC practices a system for the evaluation of the environmental impact of a construction project. Where the preparation of the environmental impact report or environmental impact statement is required for a construction project under the law, prior to commencement of construction, the construction unit shall submit the environmental impact report or environmental impact statement to the competent administrative department of environmental protection for approval. Where the environmental impact registration form is required to be completed under the law, the construction unit shall submit the environmental impact registration form to the competent administrative department of environmental protection at county level of the place where the construction project is located for record-filing. Further, the construction entity shall, after the completion of the construction projects requiring the preparation of the environmental impact report or environmental impact statement, conduct inspection and acceptance of the environmental protection facilities and prepare inspection and acceptance report. A construction project requiring the preparation of the environmental impact report or the environmental impact statement shall not be put into operation or use until the environmental protection facilities have passed the inspection and acceptance.

Regulations Relating to Foreign Exchange

Foreign Exchange Settlement

The Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, which was promulgated by the SAFE on March 30, 2015 and became effective as of June 1, 2015, adopted the approach of discretional foreign exchange settlement, under which the foreign exchange capital in the capital account of a foreign-invested enterprise for which the foreign-invested enterprise has obtained confirmation by the local SAFE branches regarding the rights and interests of monetary contribution (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operation needs of such foreign-invested enterprise. The capital in Renminbi obtained by the foreign-invested enterprise from the discretionary settlement of foreign exchange capital shall be managed under the account pending for foreign exchange settlement payment. The proportion of discretionary settlement of foreign exchange capital is temporarily determined as 100%, subject to the adjustment by the SAFE.

Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE Circular 37 promulgated by the SAFE in July 2014 requires PRC residents or entities to register with the SAFE or its local branch their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of its basic information (including change of such registering individuals or entities, name and operation term, and etc.), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions, etc.

SAFE further enacted the Notice of the SAFE on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or the SAFE Notice 13, on February 13, 2015, which allows PRC residents or entities to register with qualified banks their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 will continue to fall under the jurisdiction of the relevant local branch of the SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities. Further, the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015. According to Circular 19, the foreign exchange capital of foreign-invested enterprises shall be subject to the Discretional Foreign Exchange Settlement. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign-invested enterprise. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital of a foreign-invested enterprise is temporarily determined to be 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a foreign-invested enterprise needs to make further payment from such account, it still needs to provide supporting documents and go through the review process with the banks.

SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, on June 9, 2016, which became effective simultaneously. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a discretionary basis. Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a discretionary basis which applies to all enterprises registered in the PRC. Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As Circular 16 is newly issued, and SAFE has not provided detailed guidelines with respect to its interpretation or implementations, it is uncertain how these rules will be interpreted and implemented.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which took effect on the same day. Circular 3 sets out various measures to tighten genuineness and compliance verification of cross-border transactions and cross-border capital flow, which include without limitation requiring banks to verify board resolutions, tax filing form, and audited financial statements before wiring foreign invested enterprises’ foreign exchange distribution above US$50,000, and strengthening genuineness and compliance verification of foreign direct investments.

Regulations Relating to Dividend Distribution

The principal laws and regulations regulating the distribution of dividends by foreign investment entities, or FIEs, in the PRC include the Company Law of the PRC, as amended in 1999, 2004, 2005, 2013 and 2018, the Wholly Foreign-owned Enterprise Law of the PRC promulgated in 1986 and last amended in 2016 and its implementation regulations promulgated in 1990 and subsequently amended in 2001 and 2014, the Equity Joint Venture Law of the PRC promulgated in 1979 and last amended in 2016 and its implementation regulations promulgated in 1983 and last amended in 2014, and the Cooperative Joint Venture Law of the PRC promulgated in 1988 and last amended in 2017 and its implementation regulations promulgated in 1995 and last amended in 2017. Under the current regulatory regime in the PRC, FIEs in the PRC may pay dividends only out of their accumulated profit, if any, determined in accordance with PRC accounting standards and regulations. Except otherwise provided by the laws regarding foreign investment, a PRC company is required to set aside at least 10% of its after-tax profit as general reserves until the cumulative amount of such reserves reaches 50% of the company’s registered capital. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to Employment and Social Insurance

Pursuant to the PRC Labor Law effective as of January 1, 1995 (as amended on August 27, 2009), and the PRC Labor Contract Law effective as of January 1, 2008 (as amended on December 28, 2012), a written labor contract shall be executed by the employer and the employee when the employment relationship is established, and an employer is under an obligation to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. In addition, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must include an unlimited term, subject to certain exceptions. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. Moreover, all PRC enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operations, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities.

According to the Social Insurance Law of China effective from July 1, 2011, and the Housing Fund Regulation which was amended and became effective on March 24, 2002, employers in China shall pay contributions to the social insurance plan and the housing fund plan for their employees, and such contribution amount payable shall be calculated based on the employee actual salary in accordance with the relevant regulations.

Regulations Relating to Tax

Enterprise Income Tax

On March 16, 2007, the National People’s Congress promulgated the Law of the PRC on Enterprise Income Tax, which was amended on February 24, 2017, December 29, 2018 and December 6, 2007, the State Council of the PRC enacted The Regulations for the Implementation of the Law on Enterprise Income Tax, or collectively, the EIT Law. According to the EIT Law, taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but whose “de facto management body” is located in the PRC. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose de facto management body is located outside the PRC, but have either established institutions or premises in the PRC or have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, enterprises are subject to a uniform corporate income tax rate of 25%. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishments or premises in the PRC but their relevant income derived in the PRC is not related to those establishments, then their enterprise income tax would be set at a rate of 10% for their income sourced from inside the PRC.

As noted, the EIT Law provides that an income tax rate of 10% will be applicable to dividends or other gains received by investors who are “non-resident enterprises” and who meet the requirements for the lower enterprise income tax rate. Such income tax on dividends may be reduced further by the tax treaties between China and the jurisdictions in which our non-PRC shareholders reside. Specifically, pursuant to an Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong enterprise (being the beneficial owner of dividends from a PRC enterprise) is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends that the Hong Kong enterprise receives from the PRC enterprise may be reduced to 5% subject to approval from the relevant tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or Notice No. 81, issued on February 20, 2009 by the State Tax Administration, if the relevant PRC tax authorities in their discretion determine that a company benefits from such reduced income tax rate due to a corporate structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Moreover, based on the Announcement on Certain Issues Concerning the Recognition of Beneficial Owners in Tax Treaties, which was issued on February 3, 2018 by the State Tax Administration, conduit companies, which are established for the purpose of evading or reducing tax, or transferring or accumulating profits, shall not be recognized as beneficial owners and are thus not entitled to the above tax benefits.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council of the PRC on December 13, 1993 and subsequently amended on November 10, 2008, February 6, 2016 and November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the Ministry of Finance and the SAT on December 15, 2008 and subsequently amended on October 28, 2011 (collectively, the “VAT Law”). According to the VAT Law, all enterprises and individuals engaged in the sale of goods, provision of processing, repair and replacement services, and importation of goods within the territory of the PRC must pay value-added tax, or VAT. Other than exports (subject to 0% VAT rate) and certain products listed in the VAT Law (subject to 11% VAT rate), the sale and importation of goods were generally subject to a VAT rate of 17%. Pursuant to the Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates, which became effective on May 1, 2018, the previous applicable VAT rate of 17% and 11% are adjusted to 16% and 10%, respectively.

MANAGEMENT

Directors and Executive Officers	Age	Position/Title
Haitao Jiang	44	Chief Executive Officer and Chairman

Yik C Chan	61	Chief Financial Officer

Chonghao Xiao	37	Chief Operating Officer and Director

Xinglin Fang	31	Chief Technology Officer

Ryo Okubo	43	Director

Fengling Wang	71	Independent Director

Raymand Kei Ueno	49	Independent Director

Haitao Jiang has served as our Chief Executive Officer and Chairman of our Board since December 2018. Mr. Jiang has been serving as the General Manager and the Chairman of the Board of Directors of Guangdong CarHouse Industrial Development (previously named as Dongguan Riyou Automotive Products Co., Ltd.), one of our operating subsidiaries since July 2004 and December 2014, respectively. He previously served as the General Manager of Dongguan Riyou Daiye Products Co., Ltd. from December 2002 to July 2004 and the Product Manager of Dongguan Gele Electronics Co., Ltd. from January 1988 to December 2002. Mr. Jiang obtained an associate degree in Japanese from Jixi Tianli Foreign Language College.

Yik C. Chan has served as our Chief Financial Officer since October 2019. Mr. Chan has also served as independent director of Wah fu Education Group Ltd. since August 2018. Since January 2017, Mr. Chan has served as the Managing Director Asia of IAA-Advisory Associates, which provides specialized advisory services in leasing and asset finance in the areas of strategy and planning, corporate development, mergers and acquisitions, vendor and captive finance, turnaround and restructures, international expansion and funding strategies. Before joining IAA, from April 2012 to December 2016, Mr. Chan served as Operating Partner of CITIC Capital, one of the largest private equity firms in China, where he operated in the non-bank financial services industry, including leasing, commercial factoring and supply chains financing. From July 2007 to March 2012, Mr. Chan served as Chief Executive Officer of BNP Paribas Leasing Solutions China, a provider of leasing and finance solutions, a position he held from the company’s inception in 2007. Mr. Chan is an experienced general manager and finance and treasury executive with more than 30 years’ experience in private equity, global leasing, supply chains, and structured finance in the US, Pan Asia and China. Mr. Chan is a Certified Public Accountant in the U.S., and received a B.A. in Accounting from Baruch College and a M.B.A. in Business Administration from New York University.

Chonghao Xiao has served as our Chief Operating Officer and director of the Company since December 2018. Mr. Xiao has been serving as a director of Guangdong CarHouse Industrial Development (previously named as Dongguan Riyou Automotive Products Co., Ltd.) since December 2014 and served as a sales manager of Guangdong CarHouse Industrial Development (previously named as Dongguan Riyou Automotive Products Co., Ltd.) since November 2007. From March 2006 to October 2007, Mr. Xiao served as Chief Representative of Mainland Business of Taiwan Jieseng International Co., Ltd., a company specializes in advertisement in Taiwan. Mr. Xiao obtained an associate degree in Economics from Guangdong University of Finance in China.

Ryo Okubo has served as our director since September 2019. Mr. Okubo has been serving as a member of corporate planning department of Autobacs Seven Co., Ltd. since December 2018. For the period from March 2015 to December 2018, Mr. Okubo served as a member of overseas business department of Autobacs Seven Co., Ltd. For the period from September 2010 to July 2015, Mr. Okubo served as a member at Classic Capital Corporation Co., Ltd. For the period from January 2008 to July 2010, Mr. Okubo served as a member at Japan Asia Investment Co., Ltd. Mr. Okubo obtained a bachelor’s degree in Commerce and Management from Hitotsubashi University. Mr. Okubo was appointed our director by Autobacs pursuant to the Shareholder Agreement dated September 2, 2019. See “Business – Material Agreements - Shareholder Agreement by and among Haitao Jiang, Lianhua Zhong, Ocean Wave Holding Limited, Lotus Ray Holding Limited, Autobacs Seven Co., Ltd., Guangdong CarHouse E-Commerce Technology Co., Ltd., CarHouse Group Limited, and CarHouse Holding Co., Ltd.”

Xinglin Fang has served as our Chief Technology Officer since December 2018. Mr. Fang served as the General Manager of e-commerce department of Guangdong CarHouse Industrial Development (previously named as Dongguan Riyou Automotive Products Co., Ltd.) since November 2015. For the period from July 2013 to November 2015, Mr. Fang served as the General Manager of Shenzhen Sanliuwu Information Technology Co., Ltd., a web design and technology company in China. For the period from October 2010 to August 2013, Mr. Fang served as a branch manager at China Power Technology Co. Ltd., a software development company in China. Mr. Fang obtained an associate degree in Interior Design and Computer Design from Heilongjiang Institution of Technology.

Fengling Wang has served as our independent director since October 2019. Mr. Wang served as the Standing Deputy Secretary General and a Standing Director of China Automotive Maintenance and Repair Trades Association since August 2016. For the period from August 2001 to August 2016, Mr. Wang served as the Deputy Secretary General and a Standing Director of China Automotive Maintenance and Repair Trades Association. China Automotive Maintenance and Repair Trades Association is the only industry organization in China approved by the Ministry of Communications and the Ministry of Civil Affairs, and is governed by the Ministry of Communications. Mr. Wang obtained an associate degree in Automobile from Liaoning Transportation School.

Raymond Kei Ueno has served as our independent director since October 2019. Mr. Ueno served as the Director of Operation of SPR Japan Co., Ltd. since April 2014. For the period from February 2012 to September 2014, Mr. Ueno served as the General Manager of K.K Dolcia, a confectionary maker company in Japan. For the period from February 2010 to December 2012, Mr. Ueno served as a director of Tokyo branch at K.K Estansia, a staffing company in Japan. Mr. Ueno obtained a bachelor’s degree in Marketing from Colorado State University and a master’s degree in Business Administration from Mcgill University.

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate an executive officer’s employment for cause at any time without advance notice or remuneration, if (i) the executive officer is convicted or pleads guilty to a felony or to an act of fraud, misappropriation or embezzlement, (ii) the executive officer has been negligent or acted dishonestly to our detriment, (iii) the executive officer has engaged in actions amounting to misconduct or failed to perform his/her duties thereunder and such failure continues after the executive officer is afforded a reasonable opportunity to cure such failure, (iv) the executive officer has died, or (v) the executive officer has a disability which shall mean a physical or mental impairment which, as reasonably determined by our board of directors, renders the executive officer unable to perform the essential functions of his/her employment with us, even with reasonable accommodation that does not impose an undue hardship on the Company, for more than 180 days in any 12-month period, unless a longer period is required by applicable law, in which case that longer period would apply. We may also terminate an executive officer’s employment under PRC Labor Law Articles 36, 39 40 and 41 and under other applicable laws and regulations. An executive officer may terminate his or her employment at any time by giving a thirty days’ prior written notice.

Each executive officer has agreed to hold, at all times during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information, or the confidential or proprietary information disclosed to the executive officer by or obtained by the executive officer from us either directly or indirectly in writing, orally or otherwise, if specifically indicated to be confidential or reasonably expected to be confidential.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and for two years following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts of us or other persons or entities introduced to the executive officer in the executive officer’s capacity as our representative for the purposes of doing business with such persons or entities which will harm the business relationship between the Company and such persons and/or entities; (ii) unless expressly consented to by us, assume employment with or provide services to any of our competitors, engage, whether as principal, partner, licensor or otherwise, any of our competitors; or (iii) unless expressly consented to by us, seek directly or indirectly, by the offer of alternative employment or other inducement whatsoever, to solicit the services of any of our employees who is employed by us.

Board of Directors

Our board of directors will consist of [●] directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to making appropriate disclosures to the board of directors in accordance with our post-offering amended and restated memorandum and articles of association, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested, in voting in respect of any such matter, such director should take into account his or her directors duties. A director may exercise all the powers of the Company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We plan to establish an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors upon the effectiveness of the registration statement of which this prospectus forms a part. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of [●], [●] and [●] and is chaired by [●]. We have determined that each of these three director nominees satisfies the “independence” requirements of the NASDAQ Listing Rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that [●] qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of the Company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	reporting regularly to the board.

Compensation Committee. Our compensation committee consists of [●] and [●], and will be chaired by [●]. We have determined that each of these directors satisfies the “independence” requirements of the NASDAQ Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of [●] and [●], and is chaired by [●]. We have determined that each of these directors satisfies the “independence” requirements of the NASDAQ Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

●	evaluating the performance and effectiveness of the board as a whole.

Board Observers

In accordance with the Shareholder Agreement, we have agreed that Autobacs is entitled to appoint two persons to join as observes in meetings of our board of directors.

Duties of Directors

Under British Virgin Islands law, our directors have a statutory and fiduciary duty to act honestly in good faith and in the best interests of the Company. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our post-offering amended and restated memorandum and articles of association. A shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Shares—Differences in Corporate Law” for additional information on our standard of corporate governance under British Virgin Islands law.

Terms of Directors and Officers

Under our post-offering amended and restated memorandum and articles of association, unless his term is fixed by the resolution of shareholder or directors appointing him, each director holds office until the earlier of his death, resignation or removal from office, with or without cause, by the a resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the director, or if with cause, by a resolution of directors passed at a meeting of directors called for the purpose of removing the director. Our officers are elected by and serve at the discretion of the board.

Compensation of Directors and Executive Officers

For the fiscal year ended June 30, 2019, we paid an aggregate of RMB 1,595,940 (approximately $232,414) in cash and benefits in-kind granted to or accrued on behalf of all of our directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Equity Compensation Plan Information

We have not adopted any equity compensation plan.

Outstanding Equity Awards at Fiscal Year-End

As of June 30, 2019, we had no outstanding equity awards.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of ordinary shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our ordinary shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

Name of Beneficial Owners(1)	Ordinary Shares Beneficially Owned Prior to This Offering(2)			Ordinary Shares Beneficially Owned After This Offering (3)
	Number		%	Number	%

Directors and Executive Officers:

Haitao Jiang	41,062	(4)	73.00%

Chonghao Xiao	1,688	(5)	3.00%

Xinling Fang	--		--

Yik C Chan	--		--

Ryo Okubo	--		--

Fengling Wang	--		--

Raymond Kei Ueno	--		--

All directors and executive officers as a group ([●] persons)			%

5% shareholders:

Ocean Wave Holdings Limited (6)	30,624		54.44%

Autobacs Seven Co., Ltd. (7)	11,250		20%

GAT Power International Limited (8)	8,438		15.00%

*	Less than 1%

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is Building 3, No.16, Science and Technology 4th Road, Songshan Lake High-tech Industrial Development Zone, Dongguan, Guangdong, China.

(2)	Applicable percentage of ownership is based on 56,250 ordinary shares outstanding as of the date of this prospectus.

(3)	Applicable percentage of ownership is based on ordinary shares outstanding immediately after the offering.

(4)	Consists of (i) 30,624 ordinary shares directly held by Ocean Wave Holding Limited, of which Haitao Jiang, our Chief Executive Officer and Chairman of our board of directors, is the sole shareholder and director, (ii) 8,438 ordinary shares directly held by GAT Power International Limited, of which Mr. Jiang is the sole shareholder and director, and (iii) 2,000 ordinary shares directly held by Lotus Ray Holding Limited BVI, of which Mr. Jiang’s wife is the sole shareholder and director. Mr. Jiang holds the voting and dispositive power over the ordinary shares held by these entities.

(5)	Consisting of 1,688 ordinary shares directly held by IFresh International Limited, of which Chonghao Xiao, our Chief Operating Officer and director, is the sole shareholder and director. Mr. Xiao holds the voting and dispositive power over the ordinary shares held by this entity.

(6)	Haitao Jiang, our Chief Executive Officer and Chairman, is the sole shareholder and director of Ocean Wave Holdings Limited and holds the voting and dispositive power over the ordinary shares held by this entity. The address of this entity is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(7)	The voting and dispositive power over the ordinary shares held by Autobacs Seven Co., Ltd. is the board of directors of this company. The address of this company is NBF Toyosu Canal Front, 5-6-52, Toyosu, Koto-ku, Tokyo, Japan.

(8)	Haitao Jiang, our Chief Executive Officer and Chairman, is the sole shareholder and director of GAT Power International Limited and holds the voting and dispositive power over the ordinary shares held by this entity. The address of this entity is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

Our major shareholders have the same voting rights as all other holders of our ordinary shares. However, pursuant to the Shareholder Agreement, Autobacs is entitled to additional rights, including but not limited to, the right to nominate directors and appoint board observers. See “Business – Material Agreements - Shareholder Agreement by and among Haitao Jiang, Lianhua Zhong, Ocean Wave Holding Limited, Lotus Ray Holding Limited, Autobacs Seven Co., Ltd., Guangdong CarHouse E-Commerce Technology Co., Ltd., CarHouse Group Limited, and CarHouse Holding Co., Ltd.”

RELATED PARTY TRANSACTIONS

Transactions with Certain Related Parties

Set forth below are the related party transactions of our Company that occurred since the beginning of our preceding three fiscal years up to the date of this prospectus. The transactions are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related party transactions under PRC law.

Before the completion of this offering, we intend to adopt an audit committee charter, which will require the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

a.	The table below sets forth the major related parties and their relationships with the Company:

Name of related parties	Relationship with the Company
CEO	Controlling shareholder of the Company
Autobacs Seven (China) Car Accessories Trading Co., Ltd.	One of the shareholders of the Company owns 95.5% equity interests of this entity

b.	Advances to supplier -related party

	June 30, 2019	June 30, 2018	June 30, 2017
Autobacs Seven (China) Car Accessories Trading Co., Ltd	$-	$53,005	$-
Total	$-	$53,005	$-

c.	Accounts payable -related party

	June 30, 2019	June 30, 2018	June 30, 2017
Autobacs Seven (China) Car Accessories Trading Co., Ltd	$1,425,400	$-	$-
Total	$1,425,400	$-	$-

e.	Due to related party

As of June 30, 2019, 2018 and 2017, the balances of due to related parties were mainly loans provided by the principal shareholders of the Company to fund the Company’s operations, as set forth in the table below. The payables are unsecured, non-interest bearing and due on demand.

	June 30, 2019	June 30, 2018	June 30, 2017
CEO	$856,948	$728,797	$54,136
Total	$856,948	$728,797	$54,136

As of the date of the report, the Company has repaid RMB 3.7 million (equivalent to $533,000) to the CEO.

f.	Purchases from related party

	For the years ended June 30,
	2019	2018	2017
Autobacs Seven (China) Car Accessories Trading Co., Ltd	$2,850,983	$-	$-
Total	$2,850,983	$-	$-

g.	Other related party transaction

The Company’s related parties provide guarantees for the following short-term bank loans of the Company:

On March 30, 2018, Guangdong CarHouse entered into a loan agreement with China Construction Bank to borrow RMB 4,000,000 (equivalent to $604,248) as working capital for one year, with maturity date of March 29, 2019. The loan bears a fixed interest rate of 6.53% per annum. The loan was guaranteed by two shareholders of the Company. Pursuant to the agreement, the Company was required to make minimum repayment of RMB 50,000 (equivalent to $7,553) per month, and the remaining balance should be repaid on March 29, 2019. During the year ended June 30, 2018, the Company repaid a total of RMB 150,000 (equivalent to $22,659) as required. As of June 30, 2018, the outstanding balance was RMB 3,850,000 (equivalent to $581,589), which has been fully repaid upon maturity on March 29, 2019.

During the year ended June 30, 2018, Guangdong CarHouse entered into two loan agreements with Bank of Dongguan for a total amount of RMB 13 million (equivalent to $1,963,805) as working capital for one year. Both loans bears a fixed interest rate of 6.96% per annum. One shareholder of the Company pledged self-owned residential houses with carrying value of approximately RMB 2 million (equivalent to $302,124) and offices with carrying value of approximately RMB 7 million (equivalent to $1,057,434) as collateral for these loans. Two shareholders of the Company provided guarantee to these loans. These loans have been fully repaid upon maturity on October 22, 2018 and March 6, 2019, respectively.

During the year ended June 30, 2019, Guangdong CarHouse signed three loan agreements with Bank of Dongguan for a total amount of RMB 15 million (equivalent to $2,184,424) as working capital for one year, with maturity date between November 4, 2019 and March 5, 2020. All of the loans bear a fixed interest rate of 6.96% per annum. One shareholder of the Company pledged self-owned residential houses with carrying value of approximately RMB 2 million (equivalent to $302,124) and offices with carrying value of approximately RMB 7 million (equivalent to $1,057,434) as collateral for these loans. Two shareholders and one senior management of the Company provided guarantee for these loans.

On June 11, 2019, Guangdong CarHouse entered into a loan agreement with Shanghai Pudong Development Bank to borrow RMB 5 million (equivalent to $728,141) as working capital for one year, with maturity date of June 10, 2020. The loan bears a fixed interest rate of 6.96% per annum. Two shareholders of the Company provided guarantee for this loan.

On June 28, 2019, Guangdong CarHouse entered into a loan agreement with Bank of China to borrow RMB 5 million (equivalent to $728,141) as working capital for one year, with maturity date of June 27, 2020. The loan bears a fixed interest rate of 4.80% per annum. Pursuant to the agreement, the Company is required to make minimum repayment of RMB 100,000 (equivalent to $14,563) per month, and the remaining balance should be repaid on June 27, 2020. Two shareholders of the Company provided guarantee for this loan.

In July 2019, the Company entered into a short-term loan agreement with Bank of China to borrow RMB 5.0 million (approximately $728,141) as working capital for one year, with maturity date of June 27, 2020. The loan bears a fixed interest rate of 4.80% per annum. Pursuant to the agreement, the Company is required to make minimum repayment of RMB 100,000 (equivalent to $14,563) per month, and the remaining balance should be repaid on June 27, 2020. Two shareholders of the Company signed guarantee agreement with the bank to provide guarantee for this loan.

We, our operating subsidiary Guangdong CarHouse, our Chief Executive Officer and certain shareholders have entered into investment agreements, shareholder agreements and cooperation agreement with Autobacs Seven Col., Ltd., our principal shareholder, and its affiliate entities. See “Business – Material Contracts. ”

Employment Agreements

We have entered into employment agreements with our executive officers. See “Management—Employment Agreements.”

Shareholder Agreement

We entered into the Shareholder Agreement with Haitao Jiang, Lianhua Zhong, Ocean Wave, Lotus Ray, Autobacs, Guangdong CarHouse, CarHouse Group Limited. See “Business – Material Agreements - Shareholder Agreement by and among Haitao Jiang, Lianhua Zhong, Ocean Wave Holding Limited, Lotus Ray Holding Limited, Autobacs Seven Co., Ltd., Guangdong CarHouse E-Commerce Technology Co., Ltd., CarHouse Group Limited, and CarHouse Holding Co., Ltd.”

DESCRIPTION OF SHARES

We are a British Virgin Islands company limited by shares and our affairs are governed by our memorandum and articles of association and the BVI Act (each as amended or modified from time to time).

In respect of all of our ordinary shares we have power insofar as is permitted by law, to redeem or purchase any of our shares and to increase or reduce the number of shares we are authorised to issue subject to the provisions of the BVI Act and post-offering amended and restated memorandum and articles of association and to issue any of our shares, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions, subject to the provisions of our post-offering amended and restated memorandum and articles of association from time to time in force.

As of the date immediately prior to this offering, the Company is authorised to issue 56,250 ordinary shares with a par value of $1.00 each. As of the date immediately prior to this offering, there are 56,250 ordinary shares issued and outstanding. We anticipate that we will increase the number of our authorized shares prior to consummation of this offering.

The maximum number of shares we will be authorized to issue upon completion of the offering will be [●] ordinary shares with a par value of [●] each and [●] preferred shares with a par value of [●] each (the “Preferred Shares”). We will issue                   ordinary shares in this offering. All options, regardless of grant dates, will entitle holders to an equivalent number of ordinary shares once the vesting and exercising conditions are met. The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the BVI Act insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

Ordinary Shares

General. Upon the completion of this offering, the maximum number of shares we will be authorized to issue will be [●] divided into [●] ordinary shares, with a par value of [●] each and [●] Preferred Shares. Holders of ordinary shares will have the same rights. All of our outstanding ordinary shares are fully paid and non-assessable. To the extent they are issued, certificates representing the ordinary shares are issued in registered form.

Our post-offering amended and restated memorandum and articles of association do not provide for pre-emptive rights. However, pursuant to the Shareholder Agreement, one shareholder is entitled to the pre-emptive right to subscribe for new shares of the Company. See “Business – Material Agreements - Shareholder Agreement by and among Haitao Jiang, Lianhua Zhong, Ocean Wave Holding Limited, Lotus Ray Holding Limited, Autobacs Seven Co., Ltd., Guangdong CarHouse E-Commerce Technology Co., Ltd., CarHouse Group Limited, and CarHouse Holding Co., Ltd.”

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our post-offering amended and restated articles of association provide that dividends may be declared and paid at such time, and in such an amount, as the directors determine subject to their being satisfied that the Company will meet the statutory solvency test immediately after the dividend. Holders of ordinary shares will be entitled to the same amount of dividends, if declared.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each ordinary share is entitled to one vote for each ordinary share registered in his or her name on our register of members. Holders of ordinary shares shall at all times vote together on all resolutions submitted to a vote of the members. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder.

A quorum required for a meeting of shareholders consists of two or more shareholders who hold at least one-half of all voting power of our shares in issue at the date of the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings may be held annually. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Extraordinary general meetings may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than 30% of the aggregate voting power of our Company. Advance notice of at least 10 days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our post-offering amended and restated memorandum and articles of association.

Transfer of Ordinary Shares. Under the BVI Act the transfer of a registered share which is not listed on a recognized exchange is by a written instrument of transfer signed by the transferor and containing the name of the transferee. However, the instrument must also be signed by the transferee if registration would impose a liability on the transferee to the Company. The instrument of transfer must be sent to the Company for registration. Subject to the Company’s post-offering amended and restated memorandum and articles of association the Company shall on receipt of an instrument of transfer enter the name of the transferee of the share in the register of members unless the directors resolve to refuse or delay registration of the transfer for reasons that should be specified in a resolution of directors. The transfer of a registered share is effective when the name of the transferee is entered in the register of members. The entry of the name of a person in the Company’s register of members is prima facie evidence that legal title in the share vests in that person.

The procedure is different for the transfer of shares that are listed on a recognized exchange. Such shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares listed on the recognized exchange and subject to the Company’s amended and restated memorandum and articles of association.

The registration of transfers may, after compliance with any notice required of NASDAQ, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On a liquidation, on winding up or other return of assets of the Company to shareholders (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. Any distribution of assets of the Company to holders of an ordinary share will be the same in any liquidation event (howsoever described).

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares. The BVI Act and our post offering amended and restated articles of association permit us to purchase our own shares with the prior written consent of the relevant shareholders, a resolution of directors and in accordance with applicable law.

Variation of Rights of Shares. Other than with respect to the issuance of the Preferred Shares in accordance with our post offering amended and restated memorandum and articles of association, all or any of the rights attached to any class of shares may, subject to the provisions of the BVI Act, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the board of directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of a majority of the issued shares of that class, or with the sanction of a resolution passed by a simple majority of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records.

A member of the Company is entitled, on giving written notice to the Company, to inspect (a) the memorandum and articles of association of the Company; (b) the register of members; (c) the register of directors; and (d) the minutes of meetings and resolutions of members and of those classes of members of which he is a member; and to make copies of or take extracts from the documents and records. Subject to the post offering amended and restated memorandum and articles of association, the directors may, if they are satisfied that it would be contrary to the Company’s interests to allow a member to inspect any document, or part of a document, specified in (b), (c) and (d) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records.

Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI High Court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

A company is required to keep at the office of its registered agent: its memorandum and articles of association of the company; the register of members or a copy of the register of members; the register of directors or a copy of the register of directors; and copies of all notices and other documents filed by the company in the previous ten years.

Issuance of Additional Shares. Our post-offering amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine.

Register of Members

Under the BVI Act we must keep a register of members and there should be entered therein:

●	the names and addresses of our members, a statement of the number and class of shares held by each member;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

Under the BVI Act, the register of members of our Company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of the BVI Act to have legal title to the shares as set against its name in the register of members. Upon completion of this offering, we will perform the procedure necessary to update the register of members to record and give effect to the issuance of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our Company, the person or member aggrieved (or any member of our Company or our Company itself) may apply to the High Court of the British Virgin Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The BVI Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the BVI Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. Under the BVI Act two or more companies, each a “constituent company”, may merge or consolidate. A merger involves the merging of two or more companies into one of the constituent companies (to the merger) with one constituent company continuing in existence to become the surviving company post-merger. A consolidation involves two or more companies consolidating into a new company.

A merger is effective on the date that the articles of merger (as described below) are registered by the Registrar of Corporate Affairs in the BVI, or on such later date, not exceeding 30 days from the date of registration as is stated in the articles of merger.

The BVI Act provides that any member of the Company is entitled to payment of the fair value of his shares upon dissenting from a merger, unless the Company is the surviving company of the merger and the member continues to hold the same or similar shares. The following is a summary of the position under the BVI Act.

A dissenter is in most circumstances required to give to the Company written objection to the merger, which must include a statement that the dissenter proposes to demand payment for his shares if the merger takes place. This written objection must be given before the meeting of members at which the merger is submitted to a vote, or at the meeting but before the vote. However, no objection is required from a member to whom the Company did not give notice of the meeting of members or where the proposed merger is authorized by written consent of the members without a meeting.

Within 20 days immediately following the written consent, or the meeting at which the merger was approved, the Company shall give written notice of the consent or resolution to each member who gave written objection or from whom written objection was not required, except those members who voted for, or consented in writing to, the proposed merger.

A member to whom the Company was required to give notice who elects to dissent shall, within 20 days immediately following the date on which the copy of the plan of merger or an outline of the merger is given to him, give to the Company a written notice of his decision to elect to dissent, stating:

(a)	his name and address;

(b)	the number and classes of shares in respect of which he dissents (which must be all shares that he holds in the Company); and

(c)	a demand for payment of the fair value of his shares.

Upon the giving of a notice of election to dissent, the dissenter ceases to have any of the rights of a member except the right to be paid the fair value of his shares, and the right to institute proceedings to obtain relief on the ground that the action is illegal.

The Company shall make a written offer to each dissenter to purchase his shares at a specified price that the Company determines to be their fair value. Such offer must be given within 7 days immediately following the date of the expiration of the period within which members may give their notices of election to dissent, or within 7 days immediately following the date on which the merger is put into effect, whichever is later.

If the Company and the dissenter fail, within 30 days immediately following the date on which the offer is made, to agree on the price to be paid for the shares owned by the dissenter, then within 20 days:

(a)	the Company and the dissenter shall each designate an appraiser;

(b)	the two designated appraisers together shall designate an appraiser;

(c)	the three appraisers shall fix the fair value of the shares owned by the dissenter as of the close of business on the day prior to the date of the meeting or the date on which the resolution was passed, excluding any appreciation or depreciation directly or indirectly induced by the action or its proposal, and that value is binding on the Company and the dissenter for all purposes; and

(d)	the Company shall pay to the dissenter the amount in money upon the surrender by him of the certificates representing his shares, and such shares shall be cancelled.

Shareholders’ Suits.

Under the provisions of the BVI Act, the memorandum and articles of association of a company are binding as between the company and its members and between the members. In general, members are bound by the decision of the majority or special majorities as set out in the memorandum and articles of association or in the BVI Act. As for voting, the usual rule is that with respect to normal commercial matters members may act from self-interest when exercising the right to vote attached to their shares.

If the majority members have infringed a minority member’s rights, the minority may seek to enforce its rights either by derivative action or by personal action. A derivative action concerns the infringement of the company’s rights where the wrongdoers are in control of the company and are preventing it from taking action, whereas a personal action concerns the infringement of a right that is personal to the particular member concerned.

The BVI Act provides for a series of remedies available to members. Where a company incorporated under the BVI Act conducts some activity which breaches the BVI Act or the company’s memorandum and articles of association, the BVI High Court can issue a restraining or compliance order. Members can now also bring derivative, personal and Representative Actions under certain circumstances.

The traditional English basis for members’ remedies have also been incorporated into the BVI Act: where a member of a company considers that the affairs of the company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminating or unfairly prejudicial to him, he may apply to the BVI High Court for an order on such conduct.

Any member of a company may apply to the BVI High Court for the appointment of a liquidator for the company and the Court may appoint a liquidator for the company if it is of the opinion that it is just and equitable to do so.

The BVI Act provides that any member of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following:

(a)	a merger;

(b)	a consolidation;

(c)	any sale, transfer, lease, exchange or other disposition of more than 50 per cent in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including (i) a disposition pursuant to an order of the court having jurisdiction in the matter; (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interest within one year after the date of disposition; or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof;

(d)	a redemption of 10 per cent, or fewer, of the issued shares of the company required by the holders of 90 percent, or more, of the shares of the company pursuant to the terms of the BVI Act; and

(e)	an arrangement, if permitted by the BVI High Court.

Generally any other claims against a company by its members must be based on the general laws of contract or tort applicable in the BVI or their individual rights as members as established by the company’s memorandum and articles of association.

The BVI Act provides that if a company or a director of a company engages in, proposes to engage in or has engaged in, conduct that contravenes the BVI Act or the memorandum and articles of association of the company, the BVI High Court may, on the application of a member or a director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes the BVI Act or the memorandum and articles of association.

Indemnification of Directors and Executive Officers and Limitation of Liability. BVI law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the BVI High Court to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime). An indemnity will be void and of no effect and will not apply to a person unless the person acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. Our post-offering amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Under British Virgin Islands law, the directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our memorandum and articles of association or the BVI Act.

In certain circumstances, a shareholder has the right to seek various remedies against the company in the event the directors are in breach of their duties under the BVI Act. Pursuant to Section 184B of the BVI Act, if a company or director of a company engages in, proposes to engage in or has engaged in, conduct that contravenes the provisions of the BVI Act or the memorandum or articles of association of the company, the courts of the British Virgin Islands may, on application of a shareholder or director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes the BVI Act or the memorandum or articles. Furthermore, pursuant to Section 184I(1) of the BVI Act, a shareholder of a company who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any acts of the company have been, or are likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the courts of the British Virgin Islands for an order which, inter alia, can require the company or any other person to pay compensation to the shareholders.

Shareholder Action by Written Consent.  Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Although British Virgin Islands law may permit shareholder actions by written consent, our post-offering amended and restated articles of association provide that shareholders may not approve corporate matters by way of a written resolution.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

British Virgin Islands law and our amended and restated articles of association provide that shareholders holding 30% or more of the voting rights entitled to vote on any matter for which a meeting is to be converted may request that the directors shall requisition a shareholder’s meeting. As a British Virgin Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the British Virgin Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated memorandum and articles of association, directors may be removed with or without cause, by a resolution of our shareholders, or with cause by a resolution of the directors.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

British Virgin Islands law has no comparable statute. As a result, we are not afforded the same statutory protections in the British Virgin Islands as we would be offered by the Delaware business combination statute. However, although British Virgin Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders. See also “Shareholders’ Suits” above. We have adopted a code of business conduct and ethics which requires employees to fully disclose any situations that could reasonably be expected to give rise to a conflict of interest, and sets forth relevant restrictions and procedures when a conflict of interest arises to ensure the best interest of the Company.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under BVI law, the liquidation of a company may be a voluntary solvent liquidation or a insolvent liquidation under the Insolvency Act. Where a company has been struck off the Register of Companies under the BVI Act continuously for a period of 7 years it is dissolved with effect from the last day of that period.

Voluntary Liquidation

If the liquidation is a solvent liquidation, the provisions of the BVI Act governs the liquidation. A company may only be liquidated under the BVI Act as a solvent liquidation if it has no liabilities or it is able to pay its debts as they fall due and the value of its assets exceeds its liabilities. Subject to the amended and restated memorandum and articles of association of a company, a liquidator may be appointed by a resolution of directors or resolution of members but if the directors have commenced liquidation by a resolution of directors the members must approve the liquidation plan by a resolution of members save in limited circumstances.

A liquidator is appointed for the purpose of collecting in and realizing the assets of a company and distributing proceeds to creditors.

We expect that in the event of a voluntary liquidation of the Company, after payment of the liquidation costs and any sums then due to creditors, the liquidator would distribute our remaining assets on a pari passu basis.

Liquidation under the Insolvency Act

The Insolvency Act governs an insolvent liquidation. Pursuant to the Insolvency Act, a company is insolvent if (a) it fails to comply with the requirements of a statutory demand that has not be set aside pursuant to the Insolvency Act, execution or other process issued on a judgement, decree or order of court in favor of a creditor of the company is returned wholly or partly unsatisfied or either the value of the company’s liabilities exceeds its assets or the company is unable to pay its debts as they fall due. The liquidator must be either the Official Receiver in BVI or a BVI licensed insolvency practitioner. An individual resident outside the BVI may be appointed to act as liquidator jointly with a BVI licensed insolvency practitioner or the Official Receiver. The members of the company may appoint an insolvency practitioner as liquidator of the company or the court may appoint an Official Receiver or an eligible insolvency practitioner. The application to the court can be made by one or more of the following: (a) the company (b) a creditor (c) a member (d), the supervisor of a creditors’ arrangement in respect of the company, the Financial Services Commission and the Attorney General in the BVI.

The court may appoint a liquidator if:

(a)	the company is insolvent;

(b)	the court is of the opinion that it is just and equitable that a liquidator should be appointed; or

(c)	the court is of the opinion that it is in the public interest for a liquidator to be appointed.

An application under (a) above by a member may only be made with leave of the court, which shall not be granted unless the court is satisfied that there is prima facie case that the company is insolvent. An application under (c) above may only be made by the Financial Services Commission or the Attorney General and they may only make an application under (c) above if the company concerned is, or at any time has been, a regulated person (i.e. a person that holds a prescribed financial services license) or the company is carrying on, or at any time has carried on, unlicensed financial services business.

Order of Preferential Payments upon Liquidation

Upon the insolvent liquidation of a company, the assets of a company shall be applied in accordance with the following priorities: (a) in paying, in priority to all other claims, the costs and expenses properly incurred in the liquidation in accordance with the prescribed priority; (b) after payment of the costs and expenses of the liquidation, in paying the preferential claims admitted by the liquidator (wages and salary, amounts to the BVI Social Security Board, pension contributions, government taxes) - preferential claims rank equally between themselves and, if the assets of the company are insufficient to meet the claims in full, they shall be paid ratably; (c) after the payment of preferential claims, in paying all other claims admitted by the liquidator, including those of non-secured creditors - the claims of non-secured creditors of the Company shall rank equally among themselves and if the assets of the company are insufficient to meet the claims in full, such non-secured creditors shall be paid ratably; (d) after paying all admitted claims, paying any interest payable under the BVI Insolvency Act; and finally (e) any surplus assets remaining after payment of the costs, expenses and claims above shall be distributed to the members in accordance with their rights and interests in the Company. Part VIII of the Insolvency Act provides for various applications which may be made by a liquidator to set aside transactions which have unfairly diminished the assets which are available to creditors.

The appointment of a liquidator over the assets of a company does not affect the right of a secured creditor to take possession of and realize or otherwise deal with assets of the company over which that creditor has a security interest. Accordingly, a secured creditor may enforce its security directly without recourse to the liquidator, in priority to the order of payments described above. However, so far as the assets of a company in liquidation available for payment of the claims of unsecured creditors are insufficient to pay the costs and expenses of the liquidation and the preferential creditors, those costs, expenses and claims have priority over the claims of chargees in respect of assets that are subject to a floating charge created by a company and shall be paid accordingly out of those assets.

Voidable Transactions

In the event of the insolvency of a company, there are four types of voidable transaction provided for in the Insolvency Act:

(a)	Unfair Preferences: Under section 245 of the Insolvency Act a transaction entered into by a company, if it is entered into within the hardening period at a time when the company is insolvent, or it causes the company to become insolvent (an “insolvency transaction”), and which has the effect of putting the creditor into a position which, in the event of the company going into insolvent liquidation, will be better than the position it would have been in if the transaction had not been entered into, will be deemed an unfair preference. A transaction is not an unfair preference if the transaction took place in the ordinary course of business. It should be noted that this provision applies regardless of whether the payment or transfer is made for value or at an undervalue.

(b)	Undervalue Transactions: Under section 246 of the Insolvency Act the making of a gift or the entering into of a transaction on terms that the company is to receive no consideration, or where the value of the consideration for the transaction, in money or money’s worth, is significantly less than the value, in money or money’s worth, of the consideration provided by the company will (if it is an insolvency transaction entered into within the hardening period) be deemed an undervalue transaction. A company does not enter into a transaction at an undervalue if it is entered into in good faith and for the purposes of its business and, at the time the transaction was entered into, there were reasonable grounds for believing the transaction would benefit the company.

(c)	Voidable Floating Charges: Under section 247 of the Insolvency Act a floating charge created by a company is voidable if it is an insolvency transaction created within the hardening period. A floating charge is not voidable to the extent that it secures: (i) money advanced or paid to the company, or at its direction, at the same time as, or after, the creation of the charge; (ii) the amount of any liability of the company discharged or reduced at the same time as, or after, the creation of the charge; (iii) the value of assets sold or supplied, or services supplied, to the company at the same time as, or after, the creation of the charge; and (iv) the interest, if any, payable on the amount referred to in (i) to (iii) pursuant to any agreement under which the money was advanced or paid, the liability was discharged or reduced, the assets were sold or supplied or the services were supplied.

(d)	Extortionate Credit Transactions: Under section 248 of the Insolvency Act an insolvency transaction entered into by a company for, or involving the provision of, credit to the company, may be regarded as an extortionate credit transaction if, having regard to the risk accepted by the person providing the credit, the terms of the transaction are or were such to require grossly exorbitant payments to be made in respect of the provision of the credit, or the transaction otherwise grossly contravenes ordinary principles of fair trading and such transaction takes place within the hardening period.

The “hardening period” (known in the Insolvency Act as the “vulnerability period”) in respect of each voidable transaction provision set out above is as follows:

(a)	for the purposes of sections 245, 246 and 247 of the Insolvency Act the period differs depending on whether the person(s) that the transaction is entered into with, or the preference is given to, are “connected persons” of the company within the meaning of the Insolvency Act:

(i)	in the case of “connected persons” the “hardening period” is the period beginning two years prior to the “onset of insolvency” and ending on the appointment of a liquidator of the company; and

(ii)	in the case of any other person, the “hardening period” is the period beginning six months prior to the “onset of insolvency” and ending on the appointment of a liquidator of the company; and

(b)	for the purposes of section 248 of the Insolvency Act the “hardening period” is the period beginning five years prior to the “onset of insolvency” and ending on the appointment of a liquidator of the company regardless of whether the person(s) that the transaction is entered into with is a connected person.

The onset of insolvency for these purposes is the date on which an application for the appointment of a liquidator was filed (if the liquidator was appointed by the court) or the date of the appointment of the liquidator (where the liquidator was appointed by the members).

A conveyance made by a person with intent to defraud creditors is voidable at the instance of the person thereby prejudiced. There is no requirement that the relevant transaction was entered into at a time when one party was insolvent or became insolvent as a result of the transaction, and there is no requirement that the transferring party subsequently went into liquidation. However, no conveyance entered into for valuable consideration and in good faith to a person who did not have notice of the intention to defraud may be impugned.

The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the BVI Act and our amended and restated articles of association, our company may be dissolved, liquidated or wound up by a resolution of our shareholders.

Variation of Rights of Shares.  Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under British Virgin Islands law and our post-offering amended and restated articles of association, all or any of the rights attached to any class of shares may, subject to the provisions of the BVI Act, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the board of directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of a majority of the issued shares of that class, or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, our post-offering amended and restated memorandum and articles of association may be amended with a resolution of our shareholders or, with certain exception by resolutions of directors.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

In December 2018, we issued 50,000 ordinary shares to Haitao Jiang, our Chief Executive Officer and Chairman, for total consideration of $50,000 or $1 per share. In October 2019, we issued 6,250 ordinary shares to Autobacs Seven Co., Ltd. for total consideration of $6,250 or $1 per share.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have                    ordinary shares outstanding. All of the ordinary shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ordinary shares in the public market could adversely affect prevailing market prices of our ordinary shares. Prior to this offering, there has been no public market for our ordinary shares, and while we intend to submit application for the ordinary shares to be listed on NASDAQ, we cannot assure you that a regular trading market will develop in the ordinary shares. We do not expect that a trading market will develop for our ordinary shares not represented by the ordinary shares.

Lock-Up Agreements

We, our directors and executive officers, and our existing shareholders have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, or any securities convertible into or exchangeable or exercisable for our ordinary shares, for a period of [180 days] after the date of this prospectus. After the expiration of the [180-day] period, the ordinary shares held by our directors, executive officers and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

●	1% of the then outstanding ordinary shares of the same class, which will equal approximately 52,000 ordinary shares immediately after this offering assuming the maximum amount is sold and 42,000 ordinary shares assuming the minimum amount is sold; or

●	the average weekly trading volume of our ordinary shares on NASDAQ during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

TAXATION

The following discussion of British Virgin Islands, PRC and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of British Virgin Islands tax law, it represents the opinion of Maples and Calder, our British Virgin Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Beijing Haotai Law Firm, our PRC counsel.

British Virgin Islands Taxation

The Company and all dividends, interest, rents, royalties, compensation and other amounts paid by the Company to persons who are not resident in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of the Company by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of the Company.

All instruments relating to transfers of property to or by the Company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from payment of stamp duty in the BVI. This assumes that the Company does not hold an interest in real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the Company or its members.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. If our holding company in the BVI or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors-Risks Related do Doing Business in China - Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and has a material adverse effect on our results of operations and the value of your investment.”

Our PRC subsidiary is a company incorporated under PRC law and, as such, is subject to PRC enterprise income tax on its taxable income in accordance with the relevant PRC income tax laws. Pursuant to the EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. In accordance with the implementation rules of PRC EIT Law, a qualified “High and New Technology Enterprise” is eligible for a preferential tax rate of 15%. The “High and New Technology Enterprise” certificate is effective for a period of three years. An entity may re-apply for the “High and New Technology Enterprise” certificate when the prior certificate expires. Our PRC subsidiary has been recognized as a High and New Technology enterprise since November 2016. Therefore, our PRC subsidiary is eligible to enjoy a preferential tax rate of 15% from 2016 to 2019 to the extent it has taxable income under the PRC EIT Law, as long as it maintains the “High and New Technology Enterprise” qualification and duly conducts relevant tax filing procedures with the relevant tax authority.

In accordance with the relevant laws and regulations promulgated by the SAT effective from 2008 onwards, enterprises engaging in research and development activities are entitled to claim 150% of their qualified research and development expenses so incurred as tax deductible expenses when determining their assessable profits for the year. The additional deduction of 50% of qualified research and development expenses can only be claimed directly in the annual tax filing and subject to the approval from the relevant tax authorities. Effective from 2018 onwards, enterprises engaging in research and development activities are entitled to claim 175% of their qualified research and development expenses so incurred as tax deductible expenses. The additional deduction of 75% of qualified research and development expenses can be directly claimed in the annual tax filing.

We are subject to VAT at a rate of 6% on the services we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

As a British Virgin Islands holding company, we may receive dividends from our PRC subsidiary through our intermediary holding company in Hong Kong. The EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. According to the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and relevant implanting notice, if our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Risk Factors—Risks Related to Doing Business in China—There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

United States Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our ordinary shares. This summary applies only to U.S. Holders that hold our ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. Moreover, this summary does not address the U.S. federal estate, gift, Medicare, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding common stock through such entities.

Prospective investors are urged to consult their own tax advisors regarding the application of U.S. federal taxation to their particular circumstances, and the state, local, non-U.S., or other tax consequences of the ownership and disposition of our ordinary shares.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ordinary shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on our current composition of assets, subsidiaries and market capitalization (which will fluctuate from time to time), we do not expect to be or become a PFIC for U.S. federal income tax purposes. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ordinary shares even if we cease to be a PFIC in subsequent years, unless certain elections are made.

The discussion below under “Dividends” and “Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. If we are treated as a PFIC, the U.S. federal income tax considerations that apply generally are discussed under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including NASDAQ. It is unclear whether dividends that we pay on our ordinary shares will meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, would be eligible for the reduced rates of taxation described in this paragraph. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ordinary shares. Dividends received on our ordinary shares will not be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long term if the ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the ordinary shares is subject to tax in the PRC, such gain may be treated as PRC-source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition of ordinary shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our ordinary shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our ordinary shares.

Information Reporting

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ordinary shares. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the U.S. information reporting rules to their particular circumstances.

UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement with [●] as representatives for the underwriters in this offering. Each underwriter named below has severally agreed to purchase from us, on a firm commitment basis, the number of ordinary shares set forth opposite its name below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus.

Underwriter	Number of shares

[●]

[●]

Total	[●]

The underwriting agreement will provide that the underwriters are obligated to purchase all of the shares offered by this prospectus, other than those covered by the over-allotment option, if any shares are purchased. The underwriters are offering the shares when, as and if issued to and accepted by them, subject to a number of conditions. These conditions include, among other things, the requirements that no stop order suspending the effectiveness of the registration statement be in effect and that no proceedings for this purpose have been initiated or threatened by the SEC.

The representatives of the underwriters have advised us that the underwriters propose to offer our ordinary shares to the public at the offering price set forth on the cover page of this prospectus and to selected dealers at that price less a concession of not more than $[●] per share. The underwriters and selected dealers may re-allow a concession to other dealers, including the underwriters, of not more than $[●] per share. After completion of the public offering of the shares, the offering price, the concessions to selected dealers and the reallowance to their dealers may be changed by the underwriters.

We have been advised by the representatives of the underwriters that the underwriters intend to make a market in our securities but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with the offering, the underwriters or certain of the securities dealers may distribute prospectuses electronically.

Over-allotment Option

We have granted a 45-day option to the underwriters, exercisable one or more times in whole or in part, to purchase up to an additional [●] ordinary shares on the same terms as the other shares being purchased by the underwriters from us, underwriting discounts and commissions to cover over-allotments, if any. The underwriters may exercise this option only to cover over-allotments made in connection with this offering. If the underwriters exercise this option in whole or in part, then the underwriters will be committed, subject to the conditions described in the underwriting agreement, to purchase the additionally offered securities in proportion to each of their commitments set forth in the prior table.

Underwriters’ Compensation

Except as disclosed in this prospectus, the underwriters have not received and will not receive from us any other item of compensation or expense in connection with this offering considered by the Financial Industry Regulatory Authority, Inc. (“FINRA”), to be underwriting compensation under its rule of fair price.

Discount

The underwriting discount is equal to the public offering price per share, less the amount paid by the underwriters to us per share. The underwriting discount was determined through an arms’ length negotiation between us and the underwriters. We have agreed to sell the shares to the underwriters, (i) with respect to sales of shares to investors introduced by the underwriters in this offering, at the initial offering price of $[●] per share, which represents the initial public offering price of the shares set forth on the cover page of this prospectus less a [●]% underwriting discount; and (ii) with respect to sales of ordinary shares to investors introduced by Company in this offering, at the initial offering price of $[●] per share, which represents the initial public offering price of the shares set forth on the cover page of this prospectus less a [●]% underwriting discount.

The following table shows the per-share price and total underwriting discounts and commissions to be paid to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase [●] additional shares.

	Per Share	Total Without Exercise of Over-Alloment Option	Total With Exercise of Over-Allotment option

Discounts & commissions	[●]	[●]	[●]

Non-accountable expense allowance	[●]	[●]	[●]

Net proceeds to us	[●]	[●]	[●]

Expense Reimbursement

We have agreed to pay a non-accountable expense allowance to the underwriters equal to [●]% of the gross proceeds received in this offering. In addition, we have also agreed to pay or reimburse the underwriters for certain of the underwriters’ out-of-pocket expenses relating to the offering, including all reasonable fees and expenses of the underwriters’ outside legal counsel, which shall not exceed $[●]. All fees already paid shall be reimbursable to us to the extent not actually incurred. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $[●] million.

Lock-up Agreements

Each of our executive officers and directors and 5% or more holders of all of our shares outstanding prior to the effective date of this offering, have agreed with the underwriters not to directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer (excluding intra-family transfers, transfers to a trust for estate planning purposes or to beneficiaries of officers, directors and shareholders upon their death), or otherwise dispose of or enter into any transaction which may result in the disposition of any ordinary shares or securities convertible into, exchangeable or exercisable for any ordinary shares , without the prior written consent of [●], as representative of the underwriters, for a period of [180 days] after the date of this prospectus.

Stabilization

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our ordinary shares. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than they are obligated to purchase under the underwriting agreement, creating a short position in our shares. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ordinary shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of ordinary shares in the over-allotment option. To close out a short position or to stabilize the price per share of our ordinary shares, the underwriters may bid for, and purchase, shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of ordinary shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. If the underwriters sell more than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased ordinary shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, ordinary shares in market making transactions, including “passive” market making transactions as described below.

The foregoing transactions may stabilize or maintain the market price of our ordinary shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market or otherwise.

In connection with this offering, the underwriters and selling group members, if any, or their affiliates may engage in passive market making transactions in ordinary shares on the Nasdaq Capital Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act of 1934. Rule 103 generally provides that:

●	a passive market maker may not effect transactions or display bids for our common share and or warrants in excess of the highest independent bid price by persons who are not passive market makers; net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our common share during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

●	passive market making bids must be identified as such.

Passive market making may stabilize or maintain the market price of our ordinary shares at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of ordinary shares offered.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriter may be required to make in respect of those liabilities.

Determination of Offering Price

Prior to this offering, there has not been a public market for our ordinary shares. The public offering price of the ordinary shares offered by this prospectus has been determined by negotiation between us and the underwriters. Among the factors considered in determining the public offering price of the ordinary shares were:

●	Our history and our prospects;

●	Our financial information and historical performance;

●	The industry in which we operate;

●	The status and development prospects for our products and services;

●	The experience and skills of our executive officers; and

●	The general condition of the securities markets at the time of this offering.

The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the ordinary shares. That price is subject to change as a result of market conditions and other factors, and we cannot assure you that the ordinary shares can be resold at or above the public offering price.

Listing

We plan to apply for the listing of our ordinary shares on The Nasdaq Capital Market under the symbol “CARH.”

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriter of this offering, or by its affiliates. Other than the prospectus in electronic format, the information on the underwriters’ website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other Relationships

The underwriters have informed us that they do not expect to confirm sales of our ordinary shares offered by this prospectus to any accounts over which they exercise discretionary authority.

Some of the underwriters and their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They may in the future receive customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers.

Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions outside the United States

Notice to Prospective Investors in Canada

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to and is only directed at persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 within, and/or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) (all such persons together being referred to as “relevant persons”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom who is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Notice to Prospective Investors in the People’s Republic of China

This prospectus may not be circulated or distributed in China and the ordinary shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of China except pursuant to applicable laws, rules and regulations of China. For the purpose of this paragraph only, China does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Prospective Investors in Hong Kong

The ordinary shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to our ordinary shares be issued or may be in possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to our ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Taiwan, the Republic of China

The ordinary shares have not been and will not be registered with the Financial Supervisory Commission of (“Taiwan”), pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require registration with or the approval of the Financial Supervisory Commission of Taiwan.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee and the NASDAQ listing fee, all amounts are estimates.

SEC Registration Fee	$
NASDAQ Listing Fee
Legal Fees and Expenses
Accounting Fees and Expenses
Printing and Engraving Expenses
Industry Research Fee
Investor Relations Fee
Miscellaneous Expenses
Total

LEGAL MATTERS

Ellenoff Grossman & Schole LLP is acting as counsel to our company regarding U.S. securities law matters. The validity of the ordinary shares offered hereby will be passed upon for us by Maples and Calder. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the Underwriter by [●]. Legal matters as to PRC law will be passed upon for us by Beijing Haotai Law Firm and for the Underwriter by [●]. Ellenoff Grossman & Schole LLP may rely upon Maples and Calder with respect to matters governed by British Virgin Islands law and Beijing Haotai Law Firm with respect to matters governed by PRC law. [●] may rely upon [●] with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements as of June 30, 2019 and 2018 and for each of the years then ended included in this prospectus have been so included in reliance on the report of Friedman LLP, an independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing.

The office of Friedman LLP, is located at One Liberty Plaza, 165 Broadway, 21st Floor, New York, NY 10006.

The section in this prospectus entitled “Industry Overview” is based in part upon, and summaries elsewhere in this prospectus attributed to China Research and Intelligence Co., Ltd. (“CRI”) are based upon, information either compiled or produced by CRI and are included in reliance upon the authority of that firm as an expert, although CRI has not independently verified the material provided to it by the outside sources referenced in that section. This information has been included with the consent of CRI and CRI has authorized that portions of the prospectus be attributed to it. The registered business address of CRI is Room A606, No. 1500, Longwu Road, Xuhui District, Shanghai, China 200231.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the ordinary shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ordinary shares.

Immediately upon the effectiveness of the registration statement on Form F-1 to which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC.

CAR HOUSE HOLDING CO., LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2019 AND 2018

CAR HOUSE HOLDING CO., LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Car House Holding Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Car House Holding Co., Ltd. , its subsidiaries and affiliate (collectively, the “Company”) as of June 30, 2019 and 2018, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2019, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2018.

New York, New York

October 25, 2019

CAR HOUSE HOLDING CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,
	2019	2018
ASSETS
CURRENT ASSETS:
Cash	$1,395,239	$4,226,748
Accounts receivable, net	12,485,626	5,167,234
Inventory, net	9,462,386	7,775,540
Advances to suppliers	318,760	711,592
Advances to supplier - related party	-	53,005
Loans to third parties	327,664	762,863
Deferred offering costs	131,600	-
Prepaid expenses and other current assets	443,549	793,688
TOTAL CURRENT ASSETS	24,564,824	19,490,670

Right of use assets	7,646,436	5,050,051
Property and equipment, net	3,058,667	2,570,583
Long-term deposits	388,779	439,534
Prepaid expenses, non-current	29,376	94,414
Deferred tax assets, net	45,180	78,449
TOTAL ASSETS	$35,733,262	$27,723,701

CURRENT LIABILITIES:
Short-term bank loans	$3,640,706	$2,545,394
Short-term borrowings - third parties	-	2,039,337
Accounts payable	2,349,073	1,000,017
Accounts payable - related party	1,425,400	-
Due to related party	856,948	728,797
Other payables	531,711	581,642
Dividend payable	574,286	716,027
Taxes payable	1,662,262	913,020
Deferred revenue	173,433	783,349
Operating lease liabilities - current	1,282,223	847,301
Accrued expenses and other current liabilities	748,112	1,243,984
TOTAL CURRENT LIABILITIES	13,244,154	11,398,868

Operating lease liabilities - non-current	6,543,839	4,335,620
TOTAL LIABILITIES	19,787,993	15,734,488

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $1 par value, 50,000 shares authorized; 50,000 shares issued and outstanding	50,000	50,000
Additional paid-in capital	8,629,674	8,629,674
Statutory reserve	1,000,844	559,322
Retained earnings	6,705,833	2,732,140
Accumulated other comprehensive income (loss)	(441,082)	18,077
TOTAL SHAREHOLDERS’ EQUITY	15,945,269	11,989,213

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$35,733,262	$27,723,701

The accompanying notes are an integral part of these consolidated financial statements.

CAR HOUSE HOLDING CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended June 30,
	2019	2018

REVENUE	$31,415,844	$25,087,911

COST OF REVENUE AND RELATED TAX
Cost of revenue	16,986,501	14,218,777
Business and sales related tax	283,671	343,442

GROSS PROFIT	14,145,672	10,525,692

OPERATING EXPENSES
Selling expenses	4,086,658	4,774,722
General and administrative expenses	3,597,843	3,532,211
Research and development expenses	1,225,896	1,422,605
Total operating expenses	8,910,397	9,729,538

INCOME FROM OPERATIONS	5,235,275	796,154

OTHER INCOME (EXPENSE)
Interest expense, net	(198,554)	(269,263)
Other income, net	123,077	297,290
Total other income (expense), net	(75,477)	28,027

INCOME BEFORE INCOME TAX PROVISION	5,159,798	824,181

PROVISION FOR INCOME TAXES	744,583	96,950

NET INCOME	4,415,215	727,231
Foreign currency translation gain (loss)	(459,159)	153,415

COMPREHENSIVE INCOME	$3,956,056	$880,646

Earnings per common share - basic and diluted	$88.30	$14.54
Dividend distributed per common share - basic and diluted	$-	$18.34
Weighted average shares - basic and diluted	50,000	50,000

The accompanying notes are an integral part of these consolidated financial statements.

CAR HOUSE HOLDING CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2019 AND 2018

	Ordinary Shares		Additional Paid-in	Statutory	Retained	Accumulated Other Comprehensive Income	Total Shareholders’
	Shares	Amount	Capital	Reserves	Earnings	(Loss)	Equity

Balance, June 30, 2017	50,000	$50,000	$3,763,949	$486,599	$2,994,827	$(135,338)	$7,160,037

Capital contribution	-	-	4,865,725	-	-	-	4,865,725
Net income for the year	-	-	-	-	727,231	-	727,231
Appropriation of statutory reserves				72,723	(72,723)		-
Dividend distribution	-	-	-	-	(917,195)	-	(917,195)
Foreign currency translation gain	-	-	-	-	-	153,415	153,415

Balance, June 30, 2018	50,000	$50,000	$8,629,674	$559,322	$2,732,140	$18,077	$11,989,213

Net income for the year	-	-	-	-	4,415,215	-	4,415,215
Appropriation of statutory reserves	-	-	-	441,522	(441,522)	-	-
Foreign currency translation adjustment	-	-	-	-	-	(459,159)	(459,159)

Balance, June 30, 2019	50,000	$50,000	$8,629,674	$1,000,844	$6,705,833	$(441,082)	$15,945,269

The accompanying notes are an integral part of these consolidated financial statements.

CAR HOUSE HOLDING CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2019	2018
Cash flows from operating activities:
Net Income	$4,415,215	$727,231
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	1,040,575	766,693
Provision for doubtful accounts	142,958	-
Provision for slow moving inventories	42,092	-
Deferred tax expense	30,641	96,950
Changes in operating assets and liabilities:
Accounts receivable	(7,690,183)	(1,048,192)
Inventory	(2,021,133)	(3,323,058)
Advances to suppliers	369,572	(699,424)
Advances to supplier - related party	51,423	(53,928)
Prepaid expenses and other current assets	318,870	(495,744)
Prepaid expenses, non-current	62,034	(96,059)
Right of use assets	873,881	818,502
Long-term deposits	35,168	(254,685)
Accounts payable	1,393,836	750,241
Accounts payable - related party	1,434,466	-
Other payables	(29,193)	(1,197,748)
Taxes payable	787,059	46,713
Deferred revenue	(585,439)	467,307
Operating lease liabilities	(822,019)	(841,483)
Accrued expenses and other current liabilities	(453,997)	47,478
Net cash used in operating activities	(604,174)	(4,289,206)

Cash flows from investing activities:
Purchase of property and equipment	(1,624,816)	(1,166,488)
Repayments from loans to third parties	425,008	838,188
Payments made for loans to third parties	(14,655)	(367,113)
Net cash used in investing activities	(1,214,463)	(695,413)

Cash flows from financing activities:
Proceeds from short-term bank loans	3,663,863	2,612,812
Repayments of short-term bank loans	(2,469,443)	(1,844,338)
Proceeds received from related party	155,348	797,890
Repayment of short-term borrowings due to third parties	(1,978,486)	(153,695)
Payments for dividend distribution	(116,723)	(204,674)
Deferred offering costs	(132,437)	-
Capital contribution	-	4,865,725
Net cash (used in) provided by financing activities	(877,878)	6,073,720

Effect of exchange rate fluctuation on cash	(134,994)	131,668

Net (decrease) increase in cash	(2,831,509)	1,220,769
Cash at beginning of year	4,226,748	3,005,979
Cash at end of year	$1,395,239	$4,226,748

Supplemental cash flow information
Cash paid for income taxes	$592,007	$394,441
Cash paid for interest	$174,577	$137,117

Non-cash operating, investing and financing activities
ROU assets obtained in exchange for operating lease obligations	$3,669,587	$4,619,254

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

Car House Holding Co., Ltd. (“Car House” or the “Company”) was established under the laws of the British Virgin Islands on December 13, 2018 as a holding company.

Car House owns 100% equity interest of Car House Group Limited (HK) (“Car House Hong Kong”), a business company incorporated in accordance with the laws and regulations of Hong Kong on December 21, 2018.

Guangdong Car House E-Commerce Technology Co., Ltd (“Guangdong CarHouse” or “WFOE”) is a business company that was incorporated under the law of the People’s Republic of China (the “PRC”) on July 14, 2004. The Company primarily engaged in supplying auto air fresheners and automotive products. Since the inception in 2004, the Company has been specializing in the development, manufacturing and sales of auto air fresheners and other automotive products. The Company also operates one of the few online automotive products marketplaces focusing on serving wholesale and retail customers in China.

Dongguan Car House Business Development Co., Ltd. (“Dongguan CarHouse”), a wholly owned subsidiary of Guangdong CarHouse, is a business company incorporated under the law of the People’s Republic of China on May 11, 2018.

Guangdong CarHouse currently has two branches, Shipai Branch and Shenzhen Branch, and Dongguan CarHouse has one branch, which is Nancheng Branch. All of the three branches were established under the law of the PRC. Shipai Branch is engaged in the manufacturing of air freshener products, Nancheng Branch is engaged in the business of auto beauty shops and Shenzhen Branch conducts research & development for our online market business.

Reorganization

A reorganization of the legal structure of the Company (“Reorganization”) was completed on October 22, 2019. The reorganization involved the incorporation of Car House and Car House Hong Kong and the transfer of the ownership interest in Guangdong CarHouse from original shareholders to Car House Hong Kong. Consequently, Car House became the ultimate holding company of all other entities mentioned above.

The Company together with its wholly-owned subsidiary and WFOE are effectively controlled by the same shareholders before and after the reorganization and therefore the reorganization is considered under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost as of the beginning of the first period presented in the accompanying consolidated financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company include the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Car House	December 13, 2018	British Virgin Island	Parent, 100%	Investment holding

Car House Hong Kong	December 21, 2018	Hong Kong	100%	Investment holding

Guangdong CarHouse	July 14, 2004	PRC	100%	WFOE, Consultancy and information technology support

Dongguan CarHouse	May 11, 2018	PRC	100%	Provider of auto air fresheners and online and offline distributor of automotive products

Guangdong CarHouse Shipai Branch	January 27, 2016	PRC	100%	Manufacturer of auto air freshener

Guangdong CarHouse Shenzhen Branch	January 28, 2016	PRC	100%	Provider of research & development for online market business

Dongguan CarHouse Nancheng Branch	June 28, 2018	PRC	100%	Provider of auto beauty services

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). The consolidated financial statements of the Company include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

Uses of estimates

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities and revenue recognition. Actual results could differ from those estimates.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of June 30, 2019 and 2018, the Company had no cash equivalents. The Company maintains cash with various financial institutions mainly in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Accounts receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts.

The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of June 30, 2019 and 2018, the allowances for doubtful accounts from accounts receivable were $137,320 and $nil, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if the carrying value exceeds net realizable value. As of June 30, 2019 and 2018, the allowances for inventories were $159,144 and $121,696 respectively.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advances to Suppliers

Advances to suppliers consist of payments to suppliers for materials that have not been received. Advances to suppliers for material are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful accounts by evaluating all available information, and then records specific allowances for those advances based on the specific facts and circumstances. As of June 30, 2019 and 2018, the allowances for doubtful accounts accrued for advances to suppliers were both nil.

Leases

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-02, Leases (Topic 842), which is effective for annual reporting periods (including interim periods) beginning after December 15, 2018, and early adoption is permitted. The Company early adopted the Topic 842 on July 1, 2017 using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered into after, the beginning of the earliest comparative period presented in the consolidated financial statements.

The Company leases its offices, stores and plant for its headquarters and local branches, which are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of June 30, 2019 and 2018.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is provided using the straight-line method over their expected useful lives, as follows:

Estimated useful lives

Office and electronic equipment	3 - 10 years
Manufacturing equipment	3 - 10 years
Transportation equipment	4 - 10 years
Leasehold improvement	Lesser of useful life and lease term

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of long-lived assets

Long-lived assets with finite lives, primarily property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of June 30, 2019 and 2018.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, advance to suppliers, loan to third parties, prepaid expenses and other current assets, short-term bank loans, short-term borrowing – third parties, accounts payable, advances from customers, other payables, dividend payable, accrued expenses and other current liabilities, taxes payable and due to related parties, approximate the fair value of the respective assets and liabilities as of June 30, 2019 and 2018 based upon the short-term nature of the assets and liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on July 1, 2017 using the modified retrospective approach. There was no adjustment to the opening balance of retained earnings as of July 1, 2017.

ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance (ASC Topic 605, Revenue Recognition) did not result in significant changes in the way the Company records its revenue. The Company has assessed the impact of the guidance by reviewing its existing customer contracts to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606.

Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. The Company evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. In accordance with ASC 606, when the Company is a principal, that the Company obtains control of the specified goods or services before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When the Company is an agent and its obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, revenues should be recognized in the net amount for the amount of commission which the Company earns in exchange for arranging for the specified goods or services to be provided by other parties.

The Company has revenue from products sales and revenue from services. Revenue from products sales consists of auto perfume, air freshener and other products as well as engine oil sales through various online channels (e.g. JD.Com, TMALL, the Company’s own website, https://www.car-house.cn/) and offline market. The Company recognizes product revenues from sales through the online channels and offline market on a gross basis as the Company is acting as a principal and is responsible for fulfilling the promise to provide the specified goods. Revenue from services consists of online marketplace services and auto beauty shop services. Revenue from online marketplace services that is provided through the Company’s online marketplace, https://www.car-house.cn/ and mobile app named Car house, is recognized on a net basis, where the Company generally is acting as agent and its performance obligation is to arrange for the provision of the specified goods or services by those third-party sellers, is not responsible for fulfilling the promise to provide the specified goods or services, and does not have the ability to control the related shipping services when utilized by the third-party sellers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (Continued)

Revenue from products sales

Auto Perfume, Air Freshener and Other Products

The Company sells auto perfume, air freshener and other products primarily to wholesale customers such as auto product retailers, auto dealers, commercial car care shops and professional detailing businesses domestically and internationally. For domestic sales, revenue is recognized at the point of delivery of the related products and control is transferred. For international sales, the Company sells goods under free on board (“FOB”) shipping point term, and revenue is recognized when product is loaded on the ships and control is deemed as transferred. The Company grants the customers from online channel the right to return goods within seven days of receipt with no question asked; historically, the customer returns were immaterial. Therefore, the Company does not believe an accrual for return allowances is necessary for the years ended June 30, 2019 and 2018.

Engine Oil

The Company sells engine oil product primarily to wholesale customers domestically, and revenue is recognized at the point of delivery of the related products and control is transferred. The Company does not routinely permit customers to return products and historically, customer returns have been immaterial. Therefore, the Company does not believe an accrual for return allowances is necessary for the years ended June 30, 2019 and 2018.

Revenue from services

Online Marketplace Services

The Company provides the infrastructure and services for third party merchants to complete transactions with customers on the Company’s online platform. The majority of purchasers on this platform are wholesale customers such as auto product retailers, car dealers, commercial car care shops and professional detailing businesses and the remaining are retail consumers such as private car owners. The Company collects online platform advertising fees, transaction commissions, membership services fees and other services fee from third party merchants and agents. Revenue generated from advertising service is recognized when services have been provided and the receipts of advertising services are confirmed by customers. Advertising fees collected before providing services are recorded as deferred revenue on the consolidated balance sheets. Revenue generated from transaction commission is recognized at the point when the online sales of third party merchant is completed, which is charged based on a fixed commission rate. Revenue generated from online platform membership services fees is recognized on a straight-line basis over the period during which the membership services are provided.

Auto Beauty Shop Services

The Company provides auto beauty services including car wash, car maintenance and automotive detailing. Revenue generated from auto beauty shop services is recognized when related services are rendered to customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (Continued)

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by products and services, as we believe it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended June 30, 2019 and 2018 is disclosed in Note 14.

Shipping and handling cost

The Company includes shipping and handling costs as cost of goods sold or selling expenses depending on the nature of the expenses. Shipping and handling costs which relate to transportation of products to customers’ locations except the sales of engine oil are charged to selling expenses. Shipping and handling costs which relate to transportation of engine oil to customers’ locations and the transportation of goods from suppliers are charged to cost of goods sold. Total shipping and handling expenses were $277,336 and $364,914 for the years ended June 30, 2019 and 2018, respectively.

Advertising expense

Advertising costs are expensed as incurred and included in selling expenses in the consolidated statements of income and comprehensive income. Advertising expenses amounted to $39,795 and $235,935 for the years ended June 30, 2019 and 2018, respectively.

Research and development expenses

Research and development expenses include payroll, employee benefits, and other operating expenses such as rent and depreciation associated with designing, developing and maintaining technology platform, as well as designing of auto perfume and air refresher products. The Company expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites. Costs incurred in the development phase are capitalized and amortized over the estimated product life. However, since the inception of the Company, the amount of costs qualifying for capitalization has been insignificant and as a result, all website and software development costs have been expensed as incurred.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended June 30, 2019 and 2018. The Company does not believe there was any uncertain tax provision at June 30, 2019 and 2018.

The Company’s operating subsidiary in China is subject to the income tax laws of the PRC. As of June 30, 2019, the tax years ended June 30, 2015 through June 30, 2019 for the Company’s PRC subsidiary remain open for statutory examination by PRC tax authorities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Value added tax (“VAT”)

The Company is a general tax payer. Before April 1, 2019, the applicable VAT rate was 6% or 16%, and after April 1, 2019, the Company is subject to applicable VAT tax rate of 6% or 13% based on the new Chinese tax law. VAT is reported as a deduction to revenue when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT tax paid to suppliers against their output VAT liabilities.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of June 30, 2019 and 2018, there were no dilutive shares.

Foreign currency translation

Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency U.S. Dollars (“US$” or “$”). Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	June 30, 2019	June 30, 2018
Year-end spot rate	US$1=RMB 6.8668	US$1=RMB 6.6198
Average rate	US$1=RMB 6.8234	US$1=RMB 6.5064

Comprehensive Income (Loss)

Comprehensive income consists of two components, net income and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income (loss) in the consolidated statements of income and comprehensive income.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties

Political and economic risk

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

Foreign currency exchange risk

A majority of the Company’s revenue and expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

Credit risk

As of June 30, 2019 and 2018, $1,348,750 and $4,186,797 of the Company’s cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. For the years ended June 30, 2019 and 2018, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues were derived from its subsidiaries located in the PRC.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Concentrations

For the year ended June 30, 2019, no single customer accounted for more than 10% of the Company’s sales. For the year ended June 30, 2018, three customers accounted for approximately 15.6%, 13.3% and 12.1% of the total revenue, respectively. As of June 30, 2019, one customer accounted for 13.3% of the total accounts receivable balance. As of June 30, 2018, four customers accounted for 20.9%, 13.7%, 13.5% and 12.9% of the total accounts receivable balance, respectively.

For the year ended June 30, 2019, one supplier accounted for approximately 20.6% of the total purchases. For the year ended June 30, 2018, no single supplier accounted for more than 10% of the Company’s purchase.

Statements of cash flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. This ASU is effective for interim and annual periods beginning after December 15, 2019, and early adoption is permitted. The Company does not expect that the adoption of this ASU will have a material impact on its financial statements.

In February 2018, the FASB issued ASU 2018-02, “Income Statement—Reporting Comprehensive Income (Topic 220)”. The amendments in this update allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. Consequently, the amendments eliminate the stranded tax effects resulting from the Tax Cuts and Jobs Act and will improve the usefulness of information reported to financial statement users. However, because the amendments only relate to the reclassification of the income tax effects of the Tax Cuts and Jobs Act, the underlying guidance that requires that the effect of a change in tax laws or rates be included in income from continuing operations is not affected. The amendments in this update also require certain disclosures about stranded tax effects. The guidance is effective for fiscal years beginning after December 15, 2018 with early adoption permitted, including interim periods within those years. The Company does not expect that the adoption of this ASU will have a material impact on its financial statements.

In March 2018, the FASB issued ASU 2018-05 — Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 (“ASU 2018-05”), which amends the FASB Accounting Standards Codification and XBRL Taxonomy based on the Tax Cuts and Jobs Act (the “Act”) that was signed into law on December 22, 2017, and Staff Accounting Bulletin No. 118 (“SAB 118”) that was released by the Securities and Exchange Commission. The Act changes numerous provisions that impact U.S. corporate tax rates, business-related exclusions, and deductions and credits and may additionally have international tax consequences for many companies that operate internationally. The Company does not expect that the adoption of this ASU will have a material impact on its financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement,” to improve the effectiveness of disclosures in the notes to financial statements related to recurring or nonrecurring fair value measurements by removing amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, policies for timing of transfers between different levels for fair value measurements, and the valuation processes for Level 3 fair value measurements. The new standard requires disclosure of the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company does not expect that the adoption of this ASU will have a material impact on its financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	June 30, 2019	June 30, 2018
Accounts receivable	$12,622,946	$5,167,234
Less: allowance for doubtful accounts	(137,320)	-
Accounts receivable, net	$12,485,626	$5,167,234

Provisions for doubtful accounts of accounts receivables were $138,193 and $nil for the year ended June 30, 2019 and 2018, respectively.

NOTE 4 – INVENTORIES, NET

Inventories, net, consisted of the following:

	June 30, 2019	June 30, 2018
Raw materials	$2,722,062	$2,482,979
Work-in-process	467,957	237,068
Finished goods	6,431,511	5,177,189
Subtotal	9,621,530	7,897,236
Less: inventory allowances	(159,144)	(121,696)
Inventories, net	$9,462,386	$7,775,540

Provisions for inventories were $42,092 and $nil for the year ended June 30, 2019 and 2018, respectively.

NOTE 5 – LOANS TO THIRD PARTIES

Loans to third parties consist of the following loans:

	June 30, 2019	June 30, 2018
Non-interest bearing loans to third parties	$327,664	$762,863
Total	$327,664	$762,863

(1)	Loans to third parties are cash advances with no interest to unrelated individuals (mainly sales agents) for their working capital needs in order to expand the Company’s business. As of June 30, 2018, the outstanding balance of loans to third parties was due from 13 individuals and amounted to RMB 5,050,000 ($762,863). During the year ended June 30, 2019, a total of RMB2, 800,000 ($435,199) has been collected. As of the June 30, 2019, the balance was RMB2, 250,000 ($327,664), which was due from 7 individuals and expected to be fully repaid by December 31, 2019 based on the agreements. The Company periodically reviewed the loans to third party individuals as to whether their carrying values remain realizable. The Company believes that the risk associated with the above loans are relatively low based on the evaluation of the creditworthiness of the individuals and the relationships with them.

NOTE 6 – LEASES

The Company leases offices space, stores and plant under non-cancelable operating leases, with terms ranging from one to 17 years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term. Leases with initial term of 12 months or less are not recorded on the balance sheet.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company discount lease payments based on an estimate of its incremental borrowing rate.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	June 30, 2019	June 30, 2018
Rights of use lease assets	$7,646,436	$5,050,051

Operating lease liabilities – current	$1,282,223	$847,301
Operating lease liabilities – non-current	6,543,839	4,335,620
Total operating lease liabilities	$7,826,062	$5,182,921

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2019:

	June 30, 2019	June 30, 2018
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	8.25	12.14
Weighted average discount rate	6.96%	6.96%

During the years ended June 30, 2019 and 2018, the Company incurred total operating lease expenses of $971,966 and $924,446, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2019:

2020	$1,771,147
2021	1,789,652
2022	1,660,184
2023	749,797
2024	630,016
Thereafter	3,891,219
Total lease payments	10,492,015
Less: imputed interest	(2,665,953)
Present value of lease liabilities	$7,826,062

NOTE 7 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	June 30, 2019	June 30, 2018
Office and electronic equipment	$654,821	$584,776
Manufacturing equipment	4,986,612	4,717,068
Transportation equipment	525,613	496,854
Leasehold improvement	1,037,619	-
Subtotal	7,204,665	5,798,698
Less: accumulated depreciation	(4,145,998)	(3,228,115)
Property and equipment, net	$3,058,667	$2,570,583

Depreciation expense was $1,040,575 and $766,693 for the years ended June 30, 2019 and 2018, respectively.

NOTE 8 – SHORT-TERM BANK LOANS

Short-term loans consist of the following loans:

	June 30, 2019	June 30, 2018
China Construction Bank (1)	$-	$581,589
Bank of Dongguan (2)	2,184,424	1,963,805
Shanghai Pudong Development Bank (3)	728,141	-
Bank of China (4)	728,141	-
Total	$3,640,706	$2,545,394

(1)	On March 30, 2018, Guangdong CarHouse entered into a loan agreement with China Construction Bank to borrow RMB 4,000,000 (equivalent to $604,248) as working capital for one year, with maturity date of March 29, 2019. The loan bears a fixed interest rate of 6.53% per annum. The loan is guaranteed by two shareholders of the Company. Pursuant to the agreement, the Company is required to make minimum repayment of RMB 50,000 (equivalent to $7,553) per month, and the remaining balance should be repaid on March 29, 2019. During the year ended June 30, 2018, the Company repaid a total of RMB 150,000 (equivalent to $22,659) as required. As of June 30, 2018, the outstanding balance was RMB 3,850,000 (equivalent to $581,589), which has been fully repaid upon maturity on March 29, 2019.

NOTE 8 – SHORT-TERM BANK LOANS (Continued)

(2)

During the year ended June 30, 2018, Guangdong CarHouse entered into two loan agreements with Bank of Dongguan for a total amount of RMB 13 million (equivalent to $1,963,805) as working capital for one year. Both loans bear a fixed interest rate of 6.96% per annum. One shareholder of the Company pledged self-owned residential houses with carrying value of approximately RMB 2 million (equivalent to $302,124) and offices with carrying value of approximately RMB 7 million (equivalent to $1,057,434) as collateral for these loans. Two shareholders of the Company signed guarantee agreement with the bank to provide guarantee to these loans. These loans have been fully repaid upon maturity on October 22, 2018 and March 6, 2019, respectively.

During the year ended June 30, 2019, Guangdong CarHouse signed three loan agreements with Bank of Dongguan for a total amount of RMB 15 million (equivalent to $2,184,424) as working capital for one year, with maturity date between November 4, 2019 and March 5, 2020. All of the loans bear a fixed interest rate of 6.96% per annum. One shareholder of the Company pledged self-owned residential houses with carrying value of approximately RMB 2 million (equivalent to $302,124) and offices with carrying value of approximately RMB 7 million (equivalent to $1,057,434) as collateral for these loans. Two shareholders and one senior management of the Company signed guarantee agreement with the bank to provide guarantee to these loans.

(3)	On June 11, 2019, Guangdong CarHouse entered into a loan agreement with Shanghai Pudong Development Bank to borrow RMB 5 million (equivalent to $728,141) as working capital for one year, with maturity date of June 10, 2020. The loan bears a fixed interest rate of 6.96% per annum. Two shareholders of the Company signed guarantee agreement with the bank to provide guarantee to this loan.

(4)	On June 28, 2019, Guangdong CarHouse entered into a loan agreement with Bank of China to borrow RMB 5 million (equivalent to $728,141) as working capital for one year, with maturity date of June 27, 2020. The loan bears a fixed interest rate of 4.80% per annum. Pursuant to the agreement, the Company is required to make minimum repayment of RMB 100,000 (equivalent to $14,563) per month, and the remaining balance should be repaid on June 27, 2020. Two shareholders of the Company signed guarantee agreement with the bank to provide guarantee to this loan.

The principals of the above loans are due upon maturity and interest payments are due on monthly basis. For the years ended June 30, 2019 and 2018, interest expense on short term bank loans amounted to $174,577 and $137,117, respectively.

NOTE 9 – SHORT-TERM BORROWINGS - THIRD PARTIES

Short-term borrowings - third parties consist of the following loans:

	June 30, 2019	June 30, 2018
Interest-free loans from third parties (1)	$-	$1,495,514
Interest bearing loans from third parties (2)	-	543,823
Total	$-	$2,039,337

(1)	During the year ended June 30, 2016, Guangdong CarHouse entered into a series of interest-free loan agreements with third party individuals for a total amount of RMB 9.9 million (equivalent to $1,495,514) as working capital, with maturity dates of June 30, 2019 and December 31, 2019. By June 30, 2019, the Company has repaid a total of RMB 6.2 million (equivalent to $962,514) and the remaining balance of RMB 3.7 million (equivalent to $533,000) has been transferred to CEO of the Company, which is presented in “Due to related party” (refer to Note 10e). As of the date of the report, the CEO has repaid RMB 3.7 million (equivalent to $533,000) to these third party individuals.

(2)	On December 6, 2015, Guangdong CarHouse entered into two loan agreements with two third party individuals for a total amount of RMB 4.6 million (equivalent to $694,885) as working capital, with maturity date of December 31, 2019. Both loans bear a fixed interest rate of 20.0% per annum. During the year ended June 30, 2018, the Company repaid RMB 1.0 million (equivalent to $151,062) and the remaining balance of RMB 3.6 million (equivalent to $543,823) was repaid during the year ended June 30, 2019.

For the years ended June 30, 2019 and 2018, interest expense on short-term borrowings from third parties amounted to $28,313 and $128,459, respectively.

NOTE 10 – RELATED PARTY TRANSACTIONS

a.	The table below sets forth the major related parties and their relationships with the Company:

Name of related parties	Relationship with the Company
CEO	Controlling shareholder of the Company
Autobacs Seven (China) Car Accessories Trading Co., Ltd.	One of the shareholders of the Company owns 95.5% equity interests of this entity

b.	Advances to supplier -related party

	June 30, 2019	June 30, 2018
Autobacs Seven (China) Car Accessories Trading Co., Ltd	$-	$53,005
Total	$-	$53,005

NOTE 10 – RELATED PARTY TRANSACTIONS (Continued)

c.	Accounts payable -related party

	June 30, 2019	June 30, 2018
Autobacs Seven (China) Car Accessories Trading Co., Ltd	$1,425,400	$-
Total	$1,425,400	$-

e.	Due to related party

As of June 30, 2019 and 2018, the balances of due to related parties were mainly loans provided by the principal shareholders of the Company to fund the Company’s operations, as set forth in the table below. The payables are unsecured, non-interest bearing and due on demand.

	June 30, 2019	June 30, 2018
CEO	$856,948	$728,797
Total	$856,948	$728,797

As of the date of the report, the Company has repaid RMB 3.7 million (equivalent to $533,000) to CEO.

f.	Purchases from related party

	For the years ended June 30,
	2019	2018
Autobacs Seven (China) Car Accessories Trading Co., Ltd	$2,850,983	$-
Total	$2,850,983	$-

g.	Other related party transaction

The Company’s related parties provide guarantees for the Company’s short-term bank loans (see Note 9).

NOTE 11 – TAXES

(a)	Corporate Income Taxes (“CIT”)

British Virgin Islands

Car House is incorporated in the BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI.

Hong Kong

Car House Hong Kong is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 16.5%. However, Car House Hong Kong did not generate any assessable profits arising in or derived from Hong Kong for the years ended June 30, 2019 and 2018, and accordingly no provision for Hong Kong profits tax has been made in these periods.

NOTE 11 – TAXES (Continued)

(a)	Corporate Income Taxes (“CIT”) (Continued)

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. The Company’s subsidiary Guangdong CarHouse is incorporated in the PRC and is subject to corporate income tax at a reduced rate of 15% starting from 2016, when it was approved by local government as a High and New Technology Company. The certificate of High and New Technology Company will expire in November 2019 and the Company is currently in the process to renew this certificate before expiration.

The components of the income tax provision are as follows:

	For the years ended June 30,
	2019	2018
Current tax provision
British Virgin Islands	$-	$-
Hong Kong	-	-
PRC	713,942	-
	$713,942	$-
Deferred tax provision (benefit)
British Virgin Islands	$-	$-
Hong Kong	-	-
PRC	30,641	96,950
	30,641	96,950
Income tax provision	$744,583	$96,950

The following table summarizes deferred tax assets resulting from differences between the financial reporting basis and tax basis of assets and liabilities:

	June 30, 2019	June 30, 2018
Allowance for doubtful accounts	$21,308	$-
Allowance for slow moving inventory	23,872	18,254
Net operating loss carryforwards	-	60,195
Total	$45,180	$78,449

NOTE 11 – TAXES (Continued)

(a)	Corporate Income Taxes (“CIT”) (Continued)

The following table reconciles the China statutory rates to the Company’s effective tax rate for the years ended June 30, 2019 and 2018:

	For the years ended June 30,
	2019	2018
China Income tax statutory rate	25.0%	25.0%
Favorable tax rate impact (a)	(10.0)%	(10.0)%
Permanent difference	1.8	9.1
Research and development (“R&D”) tax credit	(2.4)%	(12.3)%
Effective tax rate	14.4%	11.8%

(a)	The Company’s subsidiary Guangdong CarHouse is subject to a favorable tax rate of 15%. For years ended June 30, 2019 and 2018, the tax saving as the result of the favorable tax rate amounted to $515, 980 and $82,418, respectively, and per share effect of the favorable tax rate were $10.32 and $1.65.

(b)	Taxes payable

Taxes payable consist of the following:

	June 30, 2019	June 30, 2018
Prepaid income tax	$(395,839)	$(694,278)
Value added tax payable	1,832,415	1,412,110
Other taxes payable	225,686	195,188
Total taxes payable	$1,662,262	$913,020

NOTE 12 – EQUITY

Common shares

Car House was established under the laws of the British Virgin Islands on December 13, 2018. The authorized number of ordinary shares was 50,000 shares with par value of $1 per share and 50,000 shares were issued. The issuance of these 50,000 shares is considered as a part of the Reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented (see Note 1).

Capital contribution

On December 6, 2017, one of the original shareholders of Guangdong CarHouse, Autobacs Seven Co., Ltd, contributed RMB 32,179,745 ($4,865,725) cash to increase the capital of Guangdong CarHouse.

NOTE 12 – EQUITY (Continued)

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends. As of June 30, 2019 and 2018, the balance of statutory reserves was $1,000,844 and $559,322, respectively.

Cash dividends

On April 8, 2018, the Company’s Board of Directors approved a resolution to pay a cash dividend of RMB 6,071,646 (equivalent to $917,195) to its major shareholders at the time of record, out of the retained earnings balance of Guangdong CarHouse. RMB 1,153,613 (equivalent to $174,267) individual income tax was withheld and paid by the Company during the year ended June 30, 2018. After the deduction of individual income tax, RMB 4,918,033 (approximately $0.7 million) was payable to its shareholders. During the year ended June 30, 2019 and 2018, RMB 796,449 (approximately $0.1 million) and RMB 178,080 (approximately $0.03 million) were paid and RMB 3,943,504 (approximately $0.6 million) and RMB 4,739,953 (approximately $0.7 million) were outstanding as of June 30, 2019 and 2018.

NOTE 13 – CONTINGENCIES

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate to have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

NOTE 14 – SEGMENT REPORTING

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. The Company has two operating business lines, including revenue from products sales and revenue from service. Based on management’s assessment, the Company has determined that it has three operating segments as defined by ASC 280, including auto perfume, air freshener and other products, engine oil sales as well as services.

NOTE 14 – SEGMENT REPORTING (Continued)

Geographic information

The summary of revenues by geographic market for the years ended June 30, 2019 and 2018 was as follows:

	For the years ended June 30,
	2019	2018
China	$22,677,857	$17,893,997
Japan	6,186,801	6,170,978
Others	2,551,186	1,022,936
Total	$31,415,844	$25,087,911

The following table presents summary information by segment for the years ended June 30, 2019 and 2018, respectively:

	For the Year Ended June 30, 2019
	Products Sales (1)
	Auto Perfume, Air
	Freshener and Other	Engine Oil	Services (2)	Total
Revenue	$25,792,363	$1,975,546	$3,647,935	$31,415,844
Cost of revenue and related tax	14,697,199	1,635,106	937,867	17,270,172
Gross profit	$11,095,164	$340,440	$2,710,068	$14,145,672
Interest expense, net	$163,013	$12,486	$23,055	$198,554
Depreciation	$854,311	$65,435	$120,829	$1,040,575
Capital expenditures	$1,333,972	$102,175	$188,669	$1,624,816
Income tax expense (benefit)	$536,492	$(32,414)	$240,505	$744,583
Segment profit (loss)	$3,181,282	$(192,211)	$1,426,144	$4,415,215
Segment assets as of June 30, 2019	$29,336,957	$2,247,041	$4,149,264	$35,733,262

(1)	All the revenues from product sales are generated through online sales for the year ended June 30, 2019.
(2)	Services consist of online marketplace services and auto beauty shop services, and online marketplace services accounted for 82% of total revenue from services for the year ended June 30, 2019.

	For the Year Ended June 30, 2018
	Products Sales (1)
	Auto Perfume, Air Freshener and Other products	Engine Oil	Services (2)	Total
Revenue	$24,754,129	$377	$333,405	$25,087,911
Cost of revenue and related tax	14,367,856	246	194,117	14,562,219
Gross profit	$10,386,273	$131	$139,288	$10,525,692
Interest expense, net	$265,681	$4	$3,578	$269,263
Depreciation	$756,493	$12	$10,188	$766,693
Capital expenditures	$1,150,968	$18	$15,502	$1,166,488
Income tax expense (benefit)	$95,733	$(2)	$1,219	$96,950
Segment profit (loss)	$718,103	$(13)	$9,141	$727,231
Segment assets as of June 30, 2018	$27,354,851	$417	$368,433	$27,723,701

(1)	73% of the revenues from product sales are generated through online sales for the year ended June 30, 2018.
(2)	Services consist of online marketplace services and auto beauty shop services, and online marketplace services accounted for 97% of total revenue from services for the year ended June 30, 2018.

NOTE 15 – SUBSEQUENT EVENTS

These consolidated financial statements were approved by management and available for issuance on October 25, 2019, and the Company has evaluated subsequent events through this date.

In July 2019, the Company entered into a short-term loan agreement with Bank of China to borrow RMB 5.0 million (approximately $728,141) as working capital for one year, with maturity date of June 27, 2020. The loan bears a fixed interest rate of 4.80% per annum. Pursuant to the agreement, the Company is required to make minimum repayment of RMB 100,000 (equivalent to $14,563) per month, and the remaining balance shall be repaid on June 27, 2020. Two shareholders of the Company signed guarantee agreement with the bank to provide guarantee to this loan.

On September 2, 2019, Car House, Car House Hong Kong, Guangdong CarHouse and three original shareholders of the Company entered into an investment agreement. Based on the agreement, one of the original shareholders shall subscribe 6,250 new ordinary shares of the Company with a total payment of RMB 40,182,667. The Company has received the RMB 40,182,667 (approximately $5,668,872) of subscription payment on October 21, 2019. Upon the completion of this subscription, this shareholder owns 20% of the equity interest of the Company.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

British Virgin Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by a British Virgin Islands court to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that, subject to certain limitations, we shall indemnify our directors and officers against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions. Such indemnity only applies if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

In December 2018, we issued 50,000 ordinary shares to Haitao Jiang, our Chief Executive Officer and Chairman, for total consideration of $50,000 or $1 per share. The shares were issued in reliance upon exemptions from registration under Section 4(a)(2) of the Securities Act.

In October 2019, we issued 6,250 ordinary shares to Autobacs Seven Co., Ltd. for total consideration of $6,250 or $1 per share. The shares were issued in reliance upon exemptions from registration under Section 4(a)(2) of the Securities Act.

The foregoing issuances were exempt from registration under the Securities Act since they were transactions not involving a public offering. No underwriters were involved in these issuances of ordinary shares. Other than disclosed herein, we did not issue any securities in the past three years.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-4 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

4.	For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Dongguan, Guangdong, China, on                       , 2019.

Car House Holding Co., Ltd.

By:
	Name:	Haitao Jiang
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chairman and Chief Executive Officer	, 2019
Haitao Jiang	(Principal Executive Officer)

	Chief Financial Officer	, 2019
Yik C Chan	(Principal Financial and Accounting Officer)

	Director	, 2019
Ryo Okubo

	Director	, 2019
Chonghao Xiao

Fengling Wang	Director	, 2019

Raymand Kei Ueno	Director	, 2019

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Puglisi & Associates has signed this registration statement or amendment thereto in Newark, Delaware on                       , 2019.

Puglisi & Associates

By:
Name:
Title:

EXHIBIT INDEX

Exhibit No.	Description of document

1.1*	Form of Underwriting Agreement
3.1	Memorandum and Articles of Association of the Registrant
3.2*	Amended and Restated Memorandum of Association of the Registrant
5.1*	Opinion of Maples and Calder regarding the validity of ordinary shares being registered.
5.2*	Opinion of Beijing Haotai Law Firm regarding PRC legal matters.
8.1*	Opinion of Maples and Calder regarding certain British Virgin Islands tax matters
10.1*	Subscription Agreement by and among Haitao Jiang, Lianhua Zhong, Autobacs Seven Co., Ltd. and Guangdong CarHouse Industrial Development dated September 5, 2017
10.2*	Form of Employment Agreement between the Registrant and its executive officers
10.3*	Xiangbainian Branding Design Agreement by and among Guangdong Huanan Industrial Design Institute and Guangdong CarHouse E-Commerce Technology Co., Ltd. dated September 2, 2019
10.4*	Investment Agreement by and among Haitao Jiang, Lianhua Zhong, Ocean Wave Holding Limited, Lotus Ray Holding Limited, Autobacs Seven Co., Ltd., Guangdong CarHouse E-Commerce Technology Co., Ltd., CarHouse Group Limited, and CarHouse Holding Co., Ltd. dated September 2, 2019
10.5*	Shareholder Agreement by and among Haitao Jiang, Lianhua Zhong, Ocean Wave Holding Limited, Lotus Ray Holding Limited, Autobacs Seven Co., Ltd., Guangdong CarHouse E-Commerce Technology Co., Ltd., CarHouse Group Limited, and CarHouse Holding Co., Ltd. dated September 2, 2019
10.6*	Credit Agreement by and among Guangdong CarHouse E-Commerce Technology Co., Ltd and Shanghai Pudong Development Bank dated June 4, 2019
10.7*	Loan Agreement by and among Guangdong CarHouse E-Commerce Technology Co., Ltd and Shanghai Pudong Development Bank dated June 11, 2019
10.8*	Loan Agreement by and among Guangdong CarHouse E-Commerce Technology Co., Ltd and Bank of Dongguan dated November 4, 2018
10.9*	Loan Agreement by and among Guangdong CarHouse E-Commerce Technology Co., Ltd and Bank of Dongguan dated November 28, 2018
10.10*	Loan Agreement by and among Guangdong CarHouse E-Commerce Technology Co., Ltd and Bank of Dongguan dated March 6, 2019
21.1*	List of Subsidiaries of the Registrant
23.1*	Consent of Friedman LLP
23.2*	Consent of Maples and Calder (included in Exhibits 5.1 and 8.1)
23.3*	Consent of Beijing Haotai Law Firm (included in Exhibit 5.2)
23.4*	Consent of China Research and Intelligence Co., Ltd.
24.1*	Power of Attorney (included in signature page hereto)
99.1*	Consent of [Independent Director Nominee]
99.2*	Consent of [Independent Director Nominee]

*	To be filed by amendment

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